Form 10-K, Exhibit 13
period 1995-12-30
IBP INC
filed 1996-03-28
CIK 52477

Selected Financial Data
(in thousands except per share data)

                                      Fiscal Year Ended
                  December     December     December       December    December
                     30,          31,          25,            26,         28,
                    1995         1994(1)      1993           1992        1991
OPERATIONS:


 Net sales      $12,667,562  $12,075,427   $11,671,397 $11,128,405 $10,387,686
 Gross profit       604,068      460,109       258,666     236,791     134,063
 Selling,
  general and
  administrative
  expense           123,972      112,772        84,197      76,349      72,993
 Earnings from
  operations        480,096      347,337       174,469     160,442      61,070
 Interest, net      (20,784)     (38,448)      (43,212)    (51,826)    (58,817)
 Earnings before
  income taxes,
  extraordinary
  item and
  accounting
 change             459,312      308,889       131,257     108,616       2,253
 Income taxes       179,200      126,600        53,800      45,000         900
 Extraordinary
  loss (2)          (22,189)        -             -           -           -
 Accounting
  change (3)           -            -           12,626        -           -
 Net earnings       257,923      182,289        90,083      63,616       1,353

PER SHARE DATA:

 Earnings per
  share:
  Earnings before
   extraordinary
   item and
   accounting
   change             $2.90        $1.90         $ .81       $ .67       $ .02

  Extraordinary loss   (.23)         -             -           -           -
  Accounting change     -            -             .13         -           -
  Net earnings         2.67         1.90           .94         .67         .02
  Dividends per share   .10          .10           .10         .15         .30

FINANCIAL CONDITION:

 Working capital $  427,241   $  359,238    $  336,668  $  329,727  $  238,163
 Total assets     2,027,601    1,865,463     1,538,907   1,499,427   1,450,480
 Long-term
  obligations       260,752      361,760       460,723     510,900     509,901
 Stockholders'
  equity          1,022,939      780,494       612,796     534,077     482,643

(1)  53-week year.
(2)  Extraordinary loss on early extinguishment of debt.
(3)  Cumulative effect of change in accounting for income taxes.



                            IBP, inc. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                  December 30,  December 31,
                                                      1995          1994
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                        $  116,277    $   84,229
  Marketable securities                                63,851        76,307
  Accounts receivable, less allowance for
    doubtful accounts of $9,494 and $9,397            529,796       514,800
  Inventories (Note B)                                303,711       244,048
  Deferred income tax benefits (Note E)                51,482        50,986
  Prepaid expenses                                      3,773         3,552
                                                    ---------     ---------
    TOTAL CURRENT ASSETS                            1,068,890       973,922
PROPERTY, PLANT AND EQUIPMENT, at cost (Note F):
  Land and land improvements                           95,217        83,849
  Buildings and stockyards                            374,988       343,370
  Equipment                                           802,466       712,325
                                                    ---------     ---------
                                                    1,272,671     1,139,544
  Less accumulated depreciation                      (632,666)     (556,769)
                                                    ---------     ---------
                                                      640,005       582,775
  Construction in progress                             86,854        68,589
                                                    ---------     ---------
                                                      726,859       651,364
                                                    ---------     ---------
OTHER ASSETS:
  Goodwill, net of accumulated amortization
    of $113,301 and $103,217                          208,434       216,779
  Other                                                23,418        23,398
                                                    ---------     ---------
                                                      231,852       240,177
                                                    ---------     ---------
                                                   $2,027,601    $1,865,463
                                                    =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note D)   $  548,934    $  506,417
  Federal and state income taxes                       81,817        97,414
  Deferred income taxes (Note E)                        7,916         8,125
  Other                                                 2,982         2,728
                                                    ---------     ---------
    TOTAL CURRENT LIABILITIES                         641,649       614,684
LONG-TERM OBLIGATIONS (Notes C and F)                 260,752       361,760
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes (Note E)                       69,079        81,348
  Other                                                33,182        27,177
                                                    ---------     ---------
                                                      102,261       108,525
                                                    ---------     ---------
COMMITMENTS AND CONTINGENCIES (Note J)
STOCKHOLDERS' EQUITY (Notes F and G):
  Preferred stock, 25,000,000 shares
    authorized; none issued
  Common stock, $.05 par value per share;
    authorized 100,000,000 shares; issued
    95,000,000 shares                                   4,750         2,375
  Additional paid-in capital                          432,726       439,567
  Retained earnings                                   589,936       341,492
  Currency translation adjustments                        116        (1,074)
  Treasury stock at cost, 253,252 and 129,712
    shares                                             (4,589)       (1,866)
                                                    ---------     ---------
    TOTAL STOCKHOLDERS' EQUITY                      1,022,939       780,494
                                                    ---------     ---------
                                                   $2,027,601    $1,865,463
                                                    =========     =========

See notes to consolidated financial statements.

                                   IBP, inc. AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF EARNINGS
                              (In thousands except per share data)

                                52 Weeks        53 Weeks         52 Weeks
                                 Ended           Ended            Ended
                              December 30,    December 31,     December 25,
                                  1995            1994             1993

Net sales (Note A)            $12,667,562     $12,075,427      $11,671,397
Cost of products sold          12,063,494      11,615,318       11,412,731
                               ----------      ----------       ----------
Gross profit                      604,068         460,109          258,666

Selling, general and
  administrative expense          123,972         112,772           84,197
                               ----------      ----------       ----------

Earnings from operations          480,096         347,337          174,469

Interest:
  Incurred                        (38,551)        (45,124)         (45,838)
  Capitalized                       9,039           3,957            1,426
  Income                            8,728           2,719            1,200
                               ----------      ----------       ----------
                                  (20,784)        (38,448)         (43,212)
                               ----------      ----------       ----------

Earnings before income taxes,
  extraordinary item and
  cumulative effect of
  accounting change               459,312         308,889          131,257

Income taxes (Note E)             179,200         126,600           53,800
                               ----------      ----------       ----------
Earnings before extraordinary
  item and cumulative effect
  of accounting change            280,112         182,289           77,457

Extraordinary loss on early
  extinguishment of debt,
  less applicable taxes
  (Note F)                        (22,189)           -                -

Cumulative effect of change
  in method of accounting for
  income taxes (Note E)              -               -              12,626
                               ----------      ----------       ----------

Net earnings                  $   257,923     $   182,289      $    90,083
                               ==========      ==========       ==========
Earnings per share:
  Earnings before extraordinary
    item and cumulative effect
    of accounting change            $2.90           $1.90            $ .81
  Extraordinary item                 (.23)            -                -
  Cumulative effect of
    accounting change                 -               -                .13
                                     ----            ----             ----
  Net earnings                      $2.67           $1.90            $ .94
                                     ====            ====             ====


See notes to consolidated financial statements.

                            IBP, inc. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (In thousands except per share data)

                    Common Stock  Additional            Currency
                            Par    Paid-In    Retained  Translation Treasury
                    Shares Value   Capital    Earnings  Adjustments  Stock
Balances,
December 26, 1992  47,500 $2,375  $443,638    $  88,112    $   -     $   (48)

 Net earnings                                    90,083
 Dividends declared,
   $.10 per share                                (9,500)
 Treasury shares
   purchased                                                          (6,804)
 Treasury shares
   delivered under
   employee stock
   plans                             (1,679)                           6,619
                    ------  -----   -------     -------     -------   ------
Balances,
 December 25, 1993  47,500  2,375   441,959     168,695        -        (233)

 Net earnings                                   182,289
 Dividends declared,
   $.10 per share                                (9,492)
 Treasury shares
   purchased                                                          (8,928)
 Treasury shares
   delivered under
   employee stock
   plans                             (2,392)                           7,295
 Foreign currency
   translation
   adjustments                                              (1,074)
                    ------  -----   -------     -------     ------    ------
 Balances,
 December 31, 1994  47,500  2,375   439,567     341,492     (1,074)   (1,866)

Net earnings                                    257,923
Dividends declared,
  $.10 per share                                 (9,479)
Additional shares
  issued in
  two-for-one
  stock split
  effected in the
  form of a stock
  dividend (Note G) 47,500  2,375    (2,375)
Treasury shares
  purchased                                                          (13,441)
Treasury shares
  delivered under
  employee stock
  plans                              (4,466)                          10,718
Foreign currency
  translation
  adjustments                                                1,190
                    ------  -----   ------      ------      ------    ------
Balances,
 December 30, 1995  95,000 $4,750  $432,726    $589,936    $   116   $(4,589)
                    ======  =====   =======     =======      =====    ======

See notes to consolidated financial statements.

                          IBP, inc. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                       52 Weeks      53 Weeks      52 Weeks
                                        Ended         Ended         Ended
                                     December 30,  December 31,  December 25,
                                         1995          1994          1993
                                                Inflows (outflows)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                            $257,923    $ 182,289     $  90,083
 Adjustments to reconcile net earnings
  to cash flows from operations:
   Depreciation and amortization           92,539       63,443        58,784
   Extraordinary loss on
    extinguishment of debt                 22,189         -             -
   Deferred income tax benefit            (11,600)     (16,800)       (2,400)
   Cumulative effect of accounting
    change                                   -            -          (12,626)
   Net changes in:
    Accounts payable and accrued
     liabilities                           60,943      143,997        36,961
    Inventories                           (58,705)      (6,179)        4,380
    Accounts receivable                   (14,336)     (32,811)        3,826
  Other adjustments, net                    2,676        4,962         3,282
                                         --------     --------      --------
                                           93,706      156,612        92,207
                                         --------     --------      --------
 Net cash flows provided by
  operating activities                    351,629      338,901       182,290
                                         --------     --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from disposals of marketable
  securities                              588,591       80,000          -
 Purchases of marketable securities      (576,167)    (156,307)         -
 Capital expenditures                    (160,626)     (83,868)      (59,584)
 Payment for stock of new subsidiaries,
  net of cash acquired                       -         (51,973)      (14,628)
 Other investing activities, net            2,188          860         1,399
                                         --------     --------      --------
 Net cash flows used in investing
  activities                             (146,014)    (211,288)      (72,813)
                                         --------     --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term
  obligations                            (350,761)    (111,766)      (50,000)
 Net change in borrowings under
  revolving credit agreements             250,000      (25,661)       (6,000)
 Premiums paid on early retirement
  of debt                                 (35,420)        -             -
 Net change in checks in process of
  clearance                               (18,135)      82,333       (41,390)
 Dividends paid                            (9,484)      (9,495)       (9,499)
 Other financing activities, net           (9,767)      (3,991)       (2,421)
                                         --------     --------      --------
Net cash flows used in financing
   activities                            (173,567)     (68,580)     (109,310)
                                         --------     --------      --------
Net increase in cash and cash
  equivalents                              32,048       59,033           167
Cash and cash equivalents at beginning
  of year                                  84,229       25,196        25,029
                                         --------     --------      --------
Cash and cash equivalents at end
  of year                                $116,277    $  84,229      $ 25,196
                                          =======     ========       =======

See notes to consolidated financial statements.
                                    -4-
                                  IBP, inc. AND SUBSIDIARIES
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    YEARS ENDED DECEMBER 30, 1995 (52 weeks), DECEMBER 31, 1994 (53 weeks)
                            AND DECEMBER 25, 1993 (52 weeks)

A.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      ORGANIZATION AND BASIS OF PRESENTATION - In 1981, IBP, inc. (IBP) became a wholly-owned subsidiary of Occidental Petroleum Corporation (Occidental) through a reorganization and plan of merger. The accompanying financial statements include the assets, liabilities and stockholders' equity of IBP, after giving effect to the allocation of Occidental's acquisition cost to the net assets acquired, as determined under the purchase method of accounting. Occidental no longer controls IBP nor has any person acquired control of IBP.

      NATURE OF OPERATIONS AND INDUSTRY SEGMENT INFORMATION -   IBP's
operations relate to the meat packing industry and primarily involve cattle and hog slaughter, beef and pork fabrication and related allied product processing activities. The company also produces precooked meats for the retail and food service industries. IBP's customers include food retailers, distributors, wholesalers, restaurant and hotel chains, other food processors and leather makers, as well as manufacturers of pharmaceuticals and animal feeds. Management considers its operations to comprise one industry segment.

      PRINCIPLES OF CONSOLIDATION - All subsidiaries are wholly-owned and are consolidated in the accompanying financial statements. All material intercompany balances, transactions and profits have been eliminated.

      MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      FISCAL YEAR - IBP's fiscal year ends on the last Saturday of the calendar year.

      EXPORT SALES - In 1995, 1994 and 1993, net export sales, principally to customers in Asia and also to destinations in Canada, Mexico and Europe, amounted to $1.8 billion, $1.5 billion and $1.4 billion, respectively.

      STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, management considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Such investments are carried at cost, which approximates fair value.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(cont.):

      MARKETABLE SECURITIES - These securities are classified as available for sale, are highly liquid and are purchased and sold on a short-term basis as part of IBP's management of working capital. Such securities consist of auction market preferred stock, which management does not intend to hold more than one year, and tax-exempt securities and commercial paper with maturities of less than one year. Marketable securities are carried at cost, which approximates fair value.

      INVENTORIES - Inventories are valued on the basis of the lower of first-in, first-out cost or market.

      PROPERTY, PLANT AND EQUIPMENT - Depreciation is provided for property, plant and equipment on the straight-line method over the estimated useful lives of the respective classes of assets as follows:

           Land improvements..................8 to 20 years
           Buildings and stockyards..........10 to 40 years
           Equipment..........................3 to 12 years

      Management adjusted its estimate of salvage value for most fixed assets during 1995 to better reflect actual experience. This adjustment increased cost of products sold by approximately $18 million.

      Leasehold improvements, included in the equipment class, are depreciated over the life of the lease or the life of the asset, whichever is shorter.

      INCOME TAXES - Effective December 27, 1992, IBP adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes." See Note E for a discussion of the impact in 1993 for adoption of this standard.

      CAPITAL LEASES - Lease arrangements entered into by IBP that constitute capital lease obligations are capitalized at the present value of future lease payments. The values assigned to leased assets are included in property, plant and equipment and accounted for accordingly. Depreciation on leased assets is included in depreciation and amortization expense. The capital lease obligations are amortized over the lease terms as payments are made.

      ENVIRONMENTAL LIABILITIES - Environmental expenditures are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Such accruals are made even if some uncertainties exist over the ultimate cost of the remediation processes.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(cont.):

      GOODWILL - Goodwill is amortized on a straight-line basis over periods ranging from 15 years to 40 years. Management reviews goodwill as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

      FOREIGN CURRENCY TRANSLATION - The translation of foreign currency into U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from translation are included in stockholders' equity. Exchange adjustments resulting from foreign currency transactions, which were not material in any of the years presented, are generally recognized in net earnings.

      EARNINGS PER SHARE - Earnings per share for 1995, 1994 and 1993 were calculated using average common and common equivalent shares of 96,671,000, 96,163,000 and 95,813,000, respectively.

      RECLASSIFICATIONS - Certain reclassifications have been made to prior financial statements to conform to the current year presentation.

B.    INVENTORIES:

      Inventories are comprised of the following:

                                  December 30,      December 31,
                                     1995              1994
                                          (In thousands)
        Held for sale:
           Beef products           $185,500           $140,697
           Pork products             34,788             21,829
           Livestock                 26,402             27,495
           Other                      7,431              6,037
                                    -------            -------
                                    254,121            196,058
        Supplies                     49,590             47,990
                                    -------            -------
                                   $303,711           $244,048
                                    =======            =======
C.    CREDIT ARRANGEMENTS:

      At December 30, 1995, IBP had a $500,000,000 multi-year credit agreement (the Multi-Year Facility). This facility replaced the $200,000,000 Multi-Year Facility and the $100,000,000 Short-Term Facility which were in place at December 31, 1994. From time to time, IBP also may use uncommitted lines of credit for some or all of its short-term borrowing needs.

      The Multi-Year Facility is a revolving facility with a maturity date of December 20, 2000, which may be extended for one-year increments annually during the revolving period with consent of the banks involved. Facility fees can vary from .085 to .200 of 1% on the total amount of the facility.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

C.    CREDIT ARRANGEMENTS: (cont.)

      Total outstanding borrowings of $250,000,000 at December 30, 1995 under the Multi-Year Facility have been classified as long-term in the consolidated balance sheet. $200,000,000 of these borrowings were used to help facilitate a refinancing of a portion of IBP's long-term debt completed in January 1996 (see Note F). The company intends to refinance the remaining $50,000,000 on a long-term basis at a later date. The interest rate at December 30, 1995 on these borrowings was 6.1%.

      During fiscal 1995, the maximum amount of borrowings under all of IBP's credit arrangements, including any amounts considered long-term, was $250,000,000. Average borrowings under IBP's credit arrangements and the weighted average interest rate during fiscal 1995 were $13,327,000 and 6.1%.

D.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

      Accounts payable and accrued expenses are comprised of the following:
                                   December 30,    December 31,
                                       1995            1994
                                          (In thousands)
   Accounts payable, principally
     trade creditors                 $210,157       $158,645
                                      -------        -------
   Checks in process of clearance      96,114        114,173
                                      -------        -------
   Accrued expenses:
     Employee compensation             95,102         76,235
     Employee benefits                 56,122         58,050
     Other                             91,439         99,314
                                      -------        -------
                                      242,663        233,599
                                      -------        -------
                                     $548,934       $506,417
                                      =======        =======

E.    INCOME TAXES:

      Effective December 27, 1992, IBP adopted SFAS No. 109 on a prospective basis. The cumulative effect of adopting this statement was to increase net earnings by $12.6 million in fiscal 1993. SFAS No. 109 requires that prior accounting for business combinations, such as IBP's application of "pushdown accounting" to its acquisition by Occidental in 1981, be adjusted to reflect remaining assets at fair value rather than net-of-tax value as under Accounting Principles Board
(APB) Opinion No. 11. Any difference between the adjusted remaining balance and the tax bases are accounted for as temporary differences.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

E.    INCOME TAXES: (cont.)

      Income tax expense consists of the following:

                               1995           1994           1993
                                         (In thousands)
        Current:
          Federal            $173,600       $135,550       $ 54,300
          State                12,100          7,275          1,900
          Foreign               5,100            575           -
                              -------        -------        -------
                              190,800        143,400         56,200
                              -------        -------        -------
        Deferred
          Federal             (10,375)       (15,350)        (2,200)
          State                  (850)        (1,300)          (200)
          Foreign                (375)          (150)          -
                              -------        -------        -------
                              (11,600)       (16,800)        (2,400)
                              -------        -------        -------
                             $179,200       $126,600       $ 53,800
                              =======        =======        =======

      Total income tax expense varies from the amount which would be provided by applying the U.S. federal income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percentage of pre-tax earnings) are as follows:

                                1995           1994          1993


  Federal income tax rate       35.0%          35.0%         35.0%
  State income taxes, net
   of federal benefit            1.8            1.5           1.0
  Goodwill amortization          0.7            0.9           2.1
  Foreign Sales Corporation
   benefits                     (0.4)          (0.4)         (0.9)
  Targeted jobs credits           -            (0.3)         (0.5)
  Income tax contingencies       2.1            4.6           4.5
  Other, net                    (0.2)          (0.3)         (0.2)
                                ----           ----          ----
                                39.0%          41.0%         41.0%
                                ====           ====          ====

      The Internal Revenue Service (IRS) has proposed certain income tax adjustments which are being contested by the company involving the years 1989, 1990, and 1991. The IRS is currently examining the years 1992 and 1993. In management's opinion, adequate provisions for income taxes have been made for all years.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

E.    INCOME TAXES (cont.):

      Deferred income tax liabilities and assets were comprised of:


                                       December 30, December 31,
                                           1995         1994
                                          (In thousands)

  Deferred tax liabilities:
    Fixed assets basis differences       $ 80,928      $ 92,770
    Farm accounting basis differences       8,062         8,268
                                          -------       -------
                                           88,990       101,038
                                          -------       -------
  Deferred tax assets:
    Nondeductible accrued liabilities     (56,927)      (54,999)
    State tax credit carryforwards        (11,949)      (13,035)
    Bad debt and claims reserves           (3,846)       (3,992)
    Safe harbor leases                     (1,640)       (2,366)
    Federal and state operating
     loss carryforwards                        (8)          (79)
    Other                                  (1,064)       (1,194)
                                          -------       -------
    Gross deferred tax assets             (75,434)      (75,665)
    Valuation allowance                    11,957        13,114
                                          -------       -------
    Net deferred tax assets               (63,477)      (62,551)
                                          -------       -------
                                          $25,513       $38,487
                                          =======       =======


      The net $1.2 million decrease in the valuation allowance for deferred tax assets relates to utilization of state tax credit and net operating loss carryforwards. No benefit has been recognized for these state tax credit and net operating loss carryforwards, which expire primarily from 2002 through 2008.

F.    LONG-TERM OBLIGATIONS:

      Long-term obligations are summarized as follows:

                                         December 30,    December 31,
                                             1995            1994
                                               (In thousands)
         Multi-Year Facility              $ 250,000       $    -
         9.82% Senior Notes due 2000          -            275,000
         10.39% Senior Subordinated
           Debentures due 2002                -             75,000
         Present value of minimum
           capital lease obligations         9,900           9,900

         Other                               1,467           2,215
                                           -------         -------
                                           261,367         362,115
         Less amounts due within one
           year                                615             355
                                           -------         -------
                                          $260,752        $361,760
                                           =======         =======

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

F.    LONG-TERM OBLIGATIONS: (cont.):

      In the fourth quarter of 1995, IBP began a process of refinancing its long-term debt. On December 15, 1995, IBP prepaid its $275 million principal amount of 9.82% Senior Notes due 2000 and its $75 million principal amount of 10.39% Senior Subordinated Debentures due 2002.
The prepayments were funded with available cash and $250 million borrowed under available credit facilities. This amount is classified as long-term at December 30, 1995, due to IBP's ability and intent to refinance this amount on a long-term basis. Net prepayment premiums and the accelerated amortization of unamortized deferred financing costs totaled $36.4 million, before applicable income tax benefit of $14.2 million, which has been accounted for as a net extraordinary loss of $22.2 million.

      In January 1996, IBP completed its public offerings of $100 million principal amount of 6 1/8% Senior Notes due 2006 and $100 million principal amount of 7 1/8% Senior Notes due 2026. These offerings were part of a total shelf registration of $500 million. Proceeds from the offerings were used to reduce borrowings under the Multi-Year Facility.

      IBP's loan agreements contain certain restrictive covenants which, among other things, (1) require the maintenance of a minimum debt service coverage ratio; (2) provide for a maximum funded debt ratio;
and (3) place certain restrictions on the declaration and payment of dividends and similar distributions.

      Aggregate maturities of long-term obligations for each of the five fiscal years subsequent to 1995 are $615,000; $646,000; $622,000;
$414,000 and $775,000.

      Substantially all of the leased assets under capital leases can be purchased by IBP for nominal consideration at the end of the lease terms. Leased assets, which are included with owned property in the consolidated balance sheets, totaled $6.5 million at December 30, 1995, and $6.7 million at December 31, 1994, net of accumulated depreciation.

      The company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum payments under noncancelable operating leases with lease terms in excess of one year at December 30, 1995 totaled $45,492,000.

G.    CAPITAL STOCK AND STOCK PLANS:

      The Board of Directors is authorized to issue up to 25,000,000 shares of preferred stock at such time or times, in such series, with such designations, preferences or other special rights as it may determine.

      On December 18, 1995, the company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend to be distributed on January 19, 1996 to shareholders of record on December 28, 1995. All share and per share data included in this annual report have been restated to reflect the stock split.

                              -11-
                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

G.    CAPITAL STOCK AND STOCK PLANS: (cont.):

      IBP has stock option plans under which incentive and non-qualified stock options may be granted to key employees and directors of IBP and its subsidiaries. As of December 30, 1995, the plans provide for the delivery of up to 5,450,000 shares of common stock upon exercise of options granted at no less than the fair market value of the shares on the date of grant. The options may be granted for terms up to but not exceeding ten years from the date granted. At December 30, 1995 and December 31, 1994, there were 867,000 and 2,463,000 options, respectively, reserved for future grants.

     Stock options under the plan are summarized as follows:

                                  1995         1994         1993
Shares under option,
 at beginning of year          3,854,076     3,557,672    3,022,326
 Granted                       1,526,097     1,049,900    1,284,394
 Exercised                      (466,626)     (468,936)    (551,730)
 Forfeited                      (329,952)     (284,560)    (197,318)
                               ---------     ---------    ---------
Shares under option,
 at end of year                4,583,595     3,854,076    3,557,672
                               =========     =========    =========

Price range of options            $6 1/8-           $6-     $5 7/16-
 exercised                        16 3/8      12 15/16       12 1/8

Options exercisable,
 at end of year                1,489,924     1,256,358    1,212,880

Price range per share,           $6 1/16-      $6 1/16-          $6-
 outstanding options             33 5/16        17 1/2           13

      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". This new standard allows a company to continue its current method of accounting for stock-based compensation plans under APB Opinion No. 25 or adopt the fair value-based method under SFAS No. 123. IBP plans to continue accounting for its stock-based compensation plans under APB Opinion No. 25.

      IBP also has an officer long-term stock plan which provides for awards to key employees of IBP which, subject to certain restrictions, will vest generally after five years resulting in the delivery of shares of common stock. Initial awards effective in 1992 were granted in 1993, totaling approximately 1,110,000 shares at $8.06 per share. Additional awards totaling approximately 275,000 shares have been granted through 1995 at an average cost of $19.75 per share. The plan allows for a maximum of 1,400,000 shares of common stock to be delivered; at December 30, 1995, there were approximately 58,000 shares available for future awards.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

G.    CAPITAL STOCK AND STOCK PLANS: (cont.):

      Shares of common stock to be delivered for approximately 960,000 options under the stock option plans must come from previously issued shares. All other shares of stock to be delivered pursuant to the stock option plans and the officer long-term stock plan may alternatively come from previously authorized but unissued common stock.

H.    SUPPLEMENTAL CASH FLOW INFORMATION:

      Supplemental information on cash payments is presented as follows:

                                   1995         1994         1993
                                           (In thousands)
    Interest, net of amounts
      capitalized                $ 34,040      $39,527      $44,229
    Income taxes                  192,028       68,491       39,797

I.    FINANCIAL INSTRUMENTS:

      1.    Interest and Currency Rate Derivatives:

      On a limited basis, the company utilizes a variety of derivative financial instruments to manage its interest rate and foreign currency exposures. There were no material realized or unrealized gains or losses for any derivative financial instruments in any of the fiscal years presented.

      The company enters into foreign currency forward exchange contracts to hedge its sales denominated in foreign currencies. At December 30, 1995, the company's Canadian subsidiary had outstanding forward contracts to sell US$5.5 million through January 1996.

      The company's Canadian subsidiary also enters into currency futures contracts to hedge its exposure on live cattle purchase commitments in foreign currencies. At December 30, 1995, the company had outstanding contracts to buy CDN$14.9 million through June 1996.

      The company monitors the risk of default by the financial instrument counterparties, all of which are major financial institutions, and does not anticipate nonperformance.

      2.    Fair Value of Financial Instruments:

      The following methods and assumptions are used in estimating the fair value of each class of the company's financial instruments at December 30, 1995:

      For cash and cash equivalents, marketable securities, accounts receivable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the short-term nature of these instruments.

                      IBP, inc. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

I.    FINANCIAL INSTRUMENTS: (cont.):

      For securities included in other assets, fair value is based upon quoted market prices for these or similar securities. The carrying amount approximates fair value for these securities.

      Of the total $261 million of long-term obligations at December 30, 1995, $250 million consists of short-term obligations expected to be refinanced. As a result, the carrying amount of IBP's long-term obligations approximates fair value.

J.    COMMITMENTS AND CONTINGENCIES:

      IBP is involved in numerous disputes incident to the ordinary course of its business. In the opinion of management, any liability for which provision has not been made relative to the various lawsuits, claims and administrative proceedings pending against IBP, including those described below, will not have a material adverse effect on its consolidated results of operations, financial position or liquidity.

      A complaint filed against IBP in April 1988 by the Department of Labor, Wage and Hour Division, in the United States District Court in Kansas seeks injunctive relief and back wages, plus interest, for certain hourly employees of the company. The case relates to compensation allegedly due for incidental activities of hourly employees before and after regular working hours. In the liability phase of the case, the District Court ruled that certain incidental activities may be compensable time. The Tenth Circuit Court of Appeals affirmed the District Court's ruling. A trial on the issue of the extent of damages was held on July 10, 1995. No decision has been entered to date.

      A $15,004,000 jury verdict was returned against IBP in November 1994 in an Iowa State District Court. The plaintiff, a former IBP employee, sued the company and another former employee in February 1993 for slander and breach of fiduciary duty regarding his treatment as a workers' compensation claimant. The jury determined that the plaintiff sustained $4,000 in actual damages, and further returned a punitive damage award against IBP and the other defendant in the amount of $15,000,000, all of which was provided for by the company in 1994. On March 2, 1995, the Iowa State District Court entered an order reducing the punitive damages to $100,000. Both IBP and the plaintiff have appealed the Court's March 2, 1995 post-trial order.

                                IBP, INC. AND SUBSIDIARIES
                  NOTES OF CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


K.    QUARTERLY FINANCIAL DATA (UNAUDITED):

      All quarters presented were thirteen-week periods except for the fourth quarter 1994, which was a fourteen-week period. Quarterly results are summarized as follows: (In thousands except per share data)

                      First       Second      Third       Fourth
1995                  Quarter     Quarter     Quarter     Quarter       Annual

Net sales           $3,006,909  $3,209,345  $3,290,986 $3,160,322  $12,667,562
Gross profit           117,692     182,086     178,044    126,246      604,068
Earnings before
  extraordinary
  item                  51,815      85,844      85,412     57,041      280,112
Net earnings            51,815      85,844      85,412     34,852      257,923
Earnings per share:
  Earnings before
  extraordinary item       .54         .89         .88        .59         2.90
  Net earnings             .54         .89         .88        .36         2.67
Dividends per share       .025        .025        .025       .025          .10
Market price:
  High                  16 5/8      21 3/4    26 11/16    33 5/16
  Low                  14 9/16    15 15/16      21 5/8    22 1/16

1994

Net sales           $2,819,353  $3,040,077  $2,982,479 $3,233,518  $12,075,427
Gross profit            65,902      94,577     116,487    183,143      460,109
Net earnings            20,850      34,466      49,155     77,818      182,289
Earnings per share         .22         .36         .51        .81         1.90
Dividends per share       .025        .025        .025       .025          .10
Market price:
  High                 13 3/16    13 11/16     16 9/16    17 9/16
  Low                   11 5/8      11 5/8      12 7/8     15 1/8





REPORT of INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of IBP, inc.

  We have audited the accompanying consolidated balance sheet of IBP, inc. and subsidiaries as of December 30, 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of IBP, inc. and subsidiaries for the years ended December 31, 1994, and December
25, 1993, were audited by other auditors, whose report, dated February 3, 1995, included an explanatory paragraph that described the change in the company's method of accounting for income taxes in 1993 as discussed in Note
E to the consolidated financial statements.
  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBP, inc.
and subsidiaries as of December 30, 1995, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with general accepted accounting principles.

COOPERS & LYBRAND LLP

Omaha, Nebraska
January 22, 1996



MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

  The management of IBP, inc. is responsible for the integrity of the financial data reported by IBP and its subsidiaries. Fulfilling this responsibility requires the preparation and presentation of consolidated financial statements in accordance with generally accepted accounting principles. Management uses internal accounting controls, corporate-wide policies and procedures, estimates and judgements in order that such statements reflect fairly the consolidated financial position, results of operations and cash flows of IBP.



















           MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

      IBP achieved record net sales and earnings in 1995 for the fourth straight year. The company's beef operations led the way with a strong performance and all divisions, including newly-acquired operations, made positive contributions. Net earnings improved to $257.9 million or $2.67 per share in 1995, after an extraordinary charge of $.23 for extinguishment of debt, compared to $182.3 million or $1.90 per share in 1994.

      Gross profit increased to 4.8% in 1995 as a percentage of net sales compared to 3.8% in 1994. Fresh beef operations accounted for a significant part of this improvement as a result of strong demand and improved production efficiencies. Pork operations were negatively impacted by the opening of a new plant in Logansport, Indiana, and fewer available market-ready hogs in 1995 compared to 1994.

      According to the United States Department of Agriculture
(USDA), cattle supplies in 1995 were at their highest level since 1986. The USDA and industry analysts forecast cattle supplies to remain at expanded levels throughout 1996 and into 1997. This factor should allow IBP's beef operations to continue to operate at or near optimal production levels, which creates efficiencies and results in lower per-unit costs. Fresh beef accounted for approximately 80% of IBP's sales in 1995.

      Meanwhile, available market hog production in the upper Midwest states, where all of IBP's pork production facilities currently are located, was estimated to be down 3-4% in 1995 from 1994. Industry analysts expect pork production to increase in 1996 over 1995 levels.

      Net earnings were reduced by recurring pushdown accounting adjustments resulting from IBP's acquisition by Occidental in 1981. These adjustments consist primarily of goodwill amortization and depreciation of the higher values assigned to property, plant and equipment and totaled $12.5 million or $.13 per share in 1995, $9.8 million or $.10 per share in 1994 and $10.3 million or $.11 per share in 1993. These adjustments had no impact on cash flow.

      IBP's selling prices and the prices it pays for live cattle and hogs are determined by constantly changing market forces of supply and demand, over which IBP has little or no control. Therefore, past results will not necessarily be indicative of future performance.


COMPARISON OF 1995 TO 1994

      SALES

      The 4.9% increase in net sales from 1994 was attributable primarily to the additions of its Canadian subsidiary, Lakeside Farm Industries, Ltd. (Lakeside), purchased in October 1994, and three beef cow boning plants acquired in 1995. Net sales from fresh beef and pork operations, excluding Lakeside and the beef boning plants, were down slightly from the previous year due mainly to a reduction in pounds of pork products sold.

      Net export sales in 1995 totaled $1.8 billion or 14.4% of total net sales as compared to $1.5 billion and a 12.8% share of total net sales in 1994. An overall increase in pounds of products sold, especially of higher-value red meat products to Asian markets, was the chief factor in the export sales increase.
Exports to the Far East, IBP's most significant export market, have risen in part due to increased demand, lowered import restrictions, favorable currency exchange rates and the development of additional markets.

      Meat industry experts believe that U.S. red meat production increases and the favorable impact of international trade agreements will have a positive effect on overall industry export sales in the next few years. Management believes that these factors plus strengthened foreign income levels will contribute to continued export sales growth for IBP.

      COST OF PRODUCTS SOLD

      The Lakeside and beef boning plants acquisitions were the chief reason for the 3.9% increase in cost of products sold in 1995 compared to 1994. The company's fresh meats division, exclusive of new operations, experienced a higher average cost of livestock in 1995 which was offset somewhat by a decrease in pounds of products sold from 1994. Management adjusted the estimated salvage value for most fixed assets in the second quarter 1995 to better reflect actual experience, which increased plant costs by approximately $18 million.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

      The principal components of the 9.9% increase in 1995 selling, general and administrative expense versus 1994 were higher accruals for earnings-based incentive compensation, incremental selling and administrative expense associated with new operations and increased export-related selling expense.

      INTEREST EXPENSE

      IBP's 1995 net interest expense decreased 45.9% from 1994 due to several factors. Average outstanding borrowings were 21.0% less in 1995 than in 1994 due to strong operating cash flows and debt reductions in the second half of 1994. In addition, an increase in capital spending caused 1995 capitalized interest to increase $5.1 million (128.4%) over 1994. Finally, a surplus of cash over and above IBP's working capital needs, especially in the second half of 1995, brought about a $6.0 million (221.0%) increase in interest income.

      Management expects that the favorable impact of lower-rate long-term debt outstanding as well as reduced average borrowings will result in lower net interest expense in 1996 compared to 1995.

      INCOME TAXES

      The higher 1995 income tax provision over 1994 was due primarily to the increase in pre-tax earnings.

COMPARISON OF 1994 TO 1993

      SALES

      Net sales in the 53-week fiscal 1994 increased 3.5% from 1993 (52 weeks) as a 12.3% increase in pounds of products sold overrode an 8.3% decrease in the average price of products sold. The increase in pounds of products sold in 1994 was due in part to increased levels of beef and pork production at IBP's existing facilities, increased sales volume at IBP's new subsidiaries and the additional week in fiscal 1994.

      Net export sales in 1994 increased 11.4% over such sales in 1993 due primarily to a 14.1% increase in pounds of export products sold. Net export sales accounted for 12.8% of total 1994 net sales compared to 11.9% in 1993. The export sales growth was attributable to higher-volume exports of boxed beef, boxed pork and hides, particularly to Asian and North American destinations.


      COST OF PRODUCTS SOLD

      The cost of products sold in 1994 increased 1.8% from costs incurred in 1993. A reduction in the overall average cost of livestock purchased more than offset the effect of an increase in pounds of products sold. However, increases in volume-related plant production and livestock procurement costs, incremental expense incurred at new subsidiaries and incentive compensation at IBP's production facilities were the primary causes of the overall increase in costs.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

      Selling, general and administrative expense increased 33.9% in 1994 versus 1993. The principal reasons for the higher 1994 expense were increased earnings-based incentive compensation, outside legal costs, bad debt expense and incremental expense attributable to the company's new subsidiaries.




      INTEREST EXPENSE

      Increased amounts of capitalized interest and interest income from investments of available cash helped to decrease 1994 net interest expense 11.0% from the prior year. Outstanding borrowings averaged $98 million less in 1994 compared to 1993 due to sustained earnings strength and other positive operating cash flows.
However, IBP's effective interest rate increased due to a higher proportion of long-term, higher-rate borrowings.

      INCOME TAXES

      The higher 1994 income tax provision versus 1993 resulted almost solely from the increase in pre-tax earnings.

LIQUIDITY AND CAPITAL RESOURCES

      The meat processing industry is characterized by high working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about one week to turn its product inventories and two weeks to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock, can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the company's credit facility (more fully described in Note C to the consolidated financial statements) provides IBP with same-day access to an aggregate of $500 million in potential borrowings. The unused portion of the credit line was $250 million at December 30, 1995. However, following the issuance of $200 million of long-term debt in January 1996 (more fully described in Note F to the consolidated financial statements), the unused portion totaled $450 million.

      Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital and asset-based liquidity:

                                       December 30,  December 31,
                                           1995          1994
   Working capital (in thousands)        $427,241      $359,238
   Current ratio                            1.7:1         1.6:1
   Quick ratio                              1.1:1         1.1:1
   Number of days' sales in accounts
    receivable                               14.3          13.8
   Inventory turnover                        42.0          51.2

      IBP's working capital increased as a result of strong positive cash flows, mainly from sustained earnings strength. Inventory turnover has declined in 1995 from 1994 due to several factors.
The company's Canadian subsidiary maintains a 40,000-head cattle feedlot, the output of which is utilized by its beef production facility, resulting in higher overall inventory balances with no corresponding increase in cost of products sold. In addition, IBP's growing consumer products and beef boning operations have lower turnover rates than its core fresh beef and pork operations.

      Capital expenditures in 1995 and 1994 totaled $160.6 million and $83.9 million, respectively. The increased 1995 spending was due in part to continued expansion and renovation of the Logansport, Indiana, pork plant, purchases of three beef boning plants and various other expansion projects in progress. Management anticipates that 1996 capital spending will be in the range of $175 million, which will be funded from operating cash flows and available debt facilities.

STOCKHOLDERS AND MARKET DATA

      IBP's common shares were held by approximately 6,850 stockholders of record at year-end 1995. The common stock is traded on the New York and Pacific Stock Exchanges.