Form 10-K, Exhibit 13
period 1996-12-28
IBP INC
filed 1997-03-28
CIK 52477

Selected Financial Data

(in thousands except per share data)



                                      Fiscal Year Ended
                  December     December    December    December   December
                     28,          30,         31,         25,         26,
                    1996         1995        1994(1)     1993        1992
OPERATIONS:
 Net sales      $12,538,753 $12,667,562 $12,075,427 $11,671,397 $11,128,405
 Gross profit       443,203     604,068     460,109     258,666     236,791
 Selling,
  general and
  administrative
  expense           120,295     123,972     112,772      84,197      76,349
 Earnings from
  operations        322,908     480,096     347,337     174,469     160,442
 Interest expense,
  net                (3,373)    (20,784)    (38,448)    (43,212)    (51,826)
 Earnings before
  income taxes,
  extraordinary
  item and
  accounting
  change            319,535     459,312     308,889     131,257     108,616
 Income taxes       120,800     179,200     126,600      53,800      45,000
 Extraordinary
  loss (2)             -        (22,189)       -           -           -
 Accounting
  change (3)           -           -           -         12,626        -
 Net earnings       198,735     257,923     182,289      90,083      63,616

PER SHARE DATA:
 Earnings per
  share:
  Earnings before
   extraordinary
   item and
   accounting
   change             $2.06       $2.90       $1.90       $ .81       $ .67
  Extraordinary loss    -          (.23)        -           -           -
  Accounting change     -           -           -           .13         -
  Net earnings         2.06        2.67        1.90         .94         .67
 Dividends per share    .10         .10         .10         .10         .15

FINANCIAL CONDITION:
 Working capital $  506,454  $  427,241  $  359,238  $  336,668  $  329,727
 Total assets     2,174,495   2,027,601   1,865,463   1,538,907   1,499,427
 Long-term
  obligations       260,008     260,752     361,760     460,723     510,900
 Stockholders'
  equity          1,203,655   1,022,939     780,494     612,796     534,077


(1)  53-week year.
(2)  Extraordinary loss on early extinguishment of debt.
(3)  Cumulative effect of change in accounting for income taxes.


                            IBP, inc. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                  December 28,  December 30,
                                                      1996          1995
ASSETS                                            -----------   -----------
CURRENT ASSETS:
  Cash and cash equivalents                        $   94,164    $  116,277
  Marketable securities                               169,476        63,851
  Accounts receivable, less allowance for
    doubtful accounts of $9,873 and $9,494            500,781       529,796
  Inventories (Note B)                                299,700       303,711
  Deferred income tax benefits (Note E)                42,364        51,482
  Prepaid expenses                                      4,100         3,773
                                                    ---------     ---------
    TOTAL CURRENT ASSETS                            1,110,585     1,068,890
PROPERTY, PLANT AND EQUIPMENT, at cost (Note F):
  Land and land improvements                           99,765        95,217
  Buildings and stockyards                            385,328       374,988
  Equipment                                           860,712       802,466
                                                    ---------     ---------
                                                    1,345,805     1,272,671
  Less accumulated depreciation                      (697,510)     (632,666)
                                                    ---------     ---------
                                                      648,295       640,005
  Construction in progress                            167,911        86,854
                                                    ---------     ---------
                                                      816,206       726,859
OTHER ASSETS:
  Goodwill, net of accumulated amortization
    of $121,644 and $113,301                          206,587       208,434
  Other                                                41,117        23,418
                                                    ---------     ---------
                                                      247,704       231,852
                                                    ---------     ---------
                                                   $2,174,495    $2,027,601
LIABILITIES AND STOCKHOLDERS' EQUITY                =========     =========
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note D)   $  509,520    $  548,934
  Federal and state income taxes                       83,484        81,817
  Deferred income taxes (Note E)                        8,115         7,916
  Other                                                 3,012         2,982
                                                    ---------     ---------
    TOTAL CURRENT LIABILITIES                         604,131       641,649
LONG-TERM OBLIGATIONS (Notes C and F)                 260,008       260,752
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes (Note E)                       68,026        69,079
  Other                                                38,675        33,182
                                                    ---------     ---------
                                                      106,701       102,261
COMMITMENTS AND CONTINGENCIES (Note J)
STOCKHOLDERS' EQUITY (Note G):
  Preferred stock, 25,000,000 shares
    authorized; none issued
  Common stock, $.05 par value per share;
    authorized 200,000,000 shares; issued
    95,000,000 shares                                   4,750         4,750
  Additional paid-in capital                          427,456       432,726
  Retained earnings                                   779,199       589,936
  Currency translation adjustments                        (32)          116
  Treasury stock at cost, 372,780 and 253,252
    shares                                             (7,718)       (4,589)
                                                    ---------     ---------
    TOTAL STOCKHOLDERS' EQUITY                      1,203,655     1,022,939
                                                    ---------     ---------
                                                   $2,174,495    $2,027,601
                                                    =========     =========
See notes to consolidated financial statements.

                                   IBP, inc. AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF EARNINGS
                              (In thousands except per share data)



                                                                  53 Weeks
                                        52 Weeks Ended             Ended
                                December 28,    December 30,    December 31,
                                    1996            1995            1994
                                -----------     -----------     -----------

   Net sales (Note A)           $12,538,753     $12,667,562     $12,075,427
   Cost of products sold         12,095,550      12,063,494      11,615,318
                                 ----------      ----------      ----------
   Gross profit                     443,203         604,068         460,109

   Selling, general and
     administrative expense         120,295         123,972         112,772
                                 ----------      ----------      ----------
   Earnings from operations         322,908         480,096         347,337

   Interest:
     Incurred                       (19,536)        (38,551)        (45,124)
     Capitalized                      6,813           9,039           3,957
     Income                           9,350           8,728           2,719
                                 ----------      ----------      ----------
                                     (3,373)        (20,784)        (38,448)
                                 ----------      ----------      ----------
   Earnings before income taxes
     and extraordinary item         319,535         459,312         308,889

   Income taxes (Note E)            120,800         179,200         126,600
                                 ----------      ----------      ----------
   Earnings before extraordinary
     item                           198,735         280,112         182,289

   Extraordinary loss on early
     extinguishment of debt,
     less applicable taxes
     (Note F)                          -            (22,189)           -
                                 ----------      ----------      ----------

   Net earnings                 $   198,735     $   257,923     $   182,289
                                 ==========      ==========      ==========

   Earnings per share:
     Earnings before extraordinary
       item                           $2.06           $2.90           $1.90
     Extraordinary item                 -              (.23)            -
                                       ----            ----            ----
     Net earnings                     $2.06           $2.67           $1.90
                                       ====            ====            ====




See notes to consolidated financial statements.

                           IBP, inc. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                (In thousands except per share data)

                    Common Stock  Additional             Currency
                            Par    Paid-In    Retained  Translation Treasury
                    Shares Value   Capital    Earnings  Adjustments  Stock
Balances,           ------ ------ ---------   --------  ----------- --------
 December 25, 1993  47,500 $2,375  $441,959   $168,695    $   -     $  (233)
 Net earnings                                  182,289
 Dividends declared,
   $.10 per share                               (9,492)
 Treasury shares
   purchased                                                         (8,928)
 Treasury shares
   delivered under
   employee stock
   plans                             (2,392)                          7,295
 Foreign currency
   translation
   adjustments                                             (1,074)
Balances,           ------  -----   -------    -------      -----     -----
 December 31, 1994  47,500  2,375   439,567    341,492     (1,074)   (1,866)
 Net earnings                                  257,923
 Dividends declared,
   $.10 per share                               (9,479)
 Additional shares
   issued in two-
   for-one stock
   split effected
   in the form of
   a stock dividend
   (Note G)         47,500  2,375    (2,375)
 Treasury shares
   purchased                                                        (13,441)
 Treasury shares
   delivered under
   employee stock
   plans                             (4,466)                         10,718
 Foreign currency
   translation
   adjustments                                              1,190
Balances,           ------  -----   -------    -------      -----     -----
 December 30, 1995  95,000  4,750   432,726    589,936        116    (4,589)
 Net earnings                                  198,735
 Dividends declared,
  $.10 per share                                (9,472)
 Treasury shares
  purchased                                                         (15,405)
 Treasury shares
  delivered under
  employee stock
  plans                              (5,270)                         12,276
 Foreign currency
  translation
  adjustments                                                (148)
Balances,           ------  -----   -------    -------     ------    ------
 December 28, 1996  95,000 $4,750  $427,456   $779,199    $   (32)  $(7,718)
                    ======  =====   =======    =======     ======    ======
See notes to consolidated financial statements.

                           IBP, inc. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                                                   53 Weeks
                                              52 Weeks Ended         Ended
                                        Dec. 28,      Dec. 30,     Dec. 31,
                                           1996          1995        1994
                                       -----------   -----------  ----------
                                                   Inflows (outflows)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                              $198,735    $ 257,923  $ 182,289
 Adjustments to reconcile net earnings
  to cash flows from operations:
   Depreciation and amortization             82,690       92,539     63,443
   Deferred income tax provision (benefit)    7,500      (11,600)   (16,800)
   Extraordinary loss on
    extinguishment of debt                     -          22,189       -
   Net changes in:
    Accounts payable and accrued
     liabilities                            (57,976)      60,943    143,997
    Accounts receivable                      28,950      (14,336)   (32,811)
    Inventories                               3,912      (58,705)    (6,179)
  Other adjustments, net                      4,167        2,127      4,962
                                          ---------     --------   --------
                                             69,243       93,157    156,612
 Net cash flows provided by               ---------     --------   --------
  operating activities                      267,978      351,080    338,901
                                          ---------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of marketable securities      (1,043,180)    (576,167)  (156,307)
 Proceeds from disposals of marketable
  securities                                922,051      588,591     80,000
 Capital expenditures                      (170,664)    (160,626)   (83,868)
 Payment for stock of new subsidiaries,
  net of cash acquired                         -            -       (51,973)
 Other investing activities, net              1,944        2,188        860
 Net cash flows used in investing         ---------     --------   --------
  activities                               (289,849)    (146,014)  (211,288)
                                          ---------     --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in borrowings under
  revolving credit agreements              (200,000)     250,000    (25,661)
 Proceeds from issuance of long-term
  debt                                      197,878         -          -
 Net change in checks in process of
  clearance                                  22,520      (18,135)    82,333
 Dividends paid                              (9,473)      (9,484)    (9,495)
 Principal payments on long-term
  obligations                                  (615)    (350,761)  (111,766)
 Premiums paid on early retirement of debt     -         (35,420)      -
 Other financing activities, net            (10,626)      (9,767)    (3,991)
Net cash flows used in financing          ---------     --------   --------
   activities                                  (316)    (173,567)   (68,580)
Effect of exchange rate on cash and       ---------     --------   --------
   cash equivalents                              74          549       -
Net change in cash and cash               ---------     --------   --------
  equivalents                               (22,113)      32,048     59,033
Cash and cash equivalents at beginning
  of year                                   116,277       84,229     25,196
Cash and cash equivalents at end          ---------     --------   --------
  of year                                $   94,164    $ 116,277  $  84,229
                                          =========     ========   ========

See notes to consolidated financial statements.
                                    -4-

                               IBP, inc. AND SUBSIDIARIES
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        YEARS ENDED DECEMBER 28, 1996 (52 weeks), DECEMBER 30, 1995
                        (52 weeks) AND DECEMBER 31, 1994 (53 weeks)

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

      EXPORT SALES - In 1996, 1995 and 1994, net export sales, principally to customers in Asia and also to destinations in Canada, Mexico and Europe, amounted to $1.7 billion, $1.8 billion and $1.5 billion, respectively.

      STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, management considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Such investments are carried at cost, which approximates fair value.

      DERIVATIVE FINANCIAL INSTRUMENTS - To manage interest rate and currency exposures, the company uses interest rate swaps and currency forward contracts. IBP specifically designates interest rate swaps as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur. Gains and losses related to foreign currency hedges of firmly committed transactions are deferred and are recognized in income when the hedged transaction occurs.
                               -5-


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

      Leasehold improvements, included in the equipment class, are amortized over the life of the lease or the life of the asset, whichever is shorter.

      CAPITAL LEASES - Lease arrangements entered into by IBP that constitute capital lease obligations are capitalized at the present value of future lease payments. The values assigned to leased assets are included in property, plant and equipment and accounted for accordingly. Amortization of leased assets is included in depreciation and amortization expense. The capital lease obligations are amortized over the lease terms as payments are made.

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

      EARNINGS PER SHARE - Earnings per share for the years 1996, 1995 and 1994 were calculated using average common and common equivalent shares of 96,632,000, 96,671,000 and 96,163,000, respectively.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior financial statements to conform to the current year presentation.

B.    INVENTORIES:

      Inventories are comprised of the following:

                                  December 28,      December 30,
                                     1996              1995
                                  -----------       -----------
                                          (In thousands)
        Held for sale:
           Beef products           $169,068           $185,500
           Pork products             39,913             34,788
           Other                      8,460              8,478
                                    -------            -------
                                    217,441            228,766
        Livestock                    28,345             25,355
        Supplies                     53,914             49,590
                                    -------            -------
                                   $299,700           $303,711
                                    =======            =======
C.    CREDIT ARRANGEMENTS:

      At December 28, 1996, IBP had in place a $500,000,000 multi-year
credit agreement (the Multi-Year Facility).   From time to time, IBP
also may use uncommitted lines of credit for some or all of its short-term borrowing needs.

      The Multi-Year Facility is a revolving facility with a maturity date of December 20, 2000, which may be extended for one-year increments annually during the revolving period with consent of the banks involved. Facility fees can vary from .085 to .200 of 1% on the total amount of the facility.

      Total outstanding borrowings of $50,000,000 at December 28, 1996 under the Multi-Year Facility have been classified as long-term in the consolidated balance sheet. The company intends to refinance this amount on a long-term basis at a later date. The interest rate at December 28, 1996 on these borrowings was 5.5%.

      During fiscal 1996, the maximum amount of borrowings under all of IBP's credit arrangements, including any amounts considered long-term, was $250,000,000. Average borrowings under IBP's credit arrangements and the weighted average interest rate during fiscal 1996 were $68,288,000 and 5.7%. The comparable 1995 figures were $13,327,000 in average borrowings and an average interest rate of 6.1%.

D.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

      Accounts payable and accrued expenses are comprised of the following:
                                   December 28,    December 30,
                                       1996            1995
                                   -----------     -----------
                                          (In thousands)
   Accounts payable, principally
     trade creditors                 $181,161       $210,157
                                      -------        -------
   Checks in process of clearance     118,624         96,114
                                      -------        -------
   Accrued expenses:
     Employee compensation             76,034         95,102
     Employee benefits                 55,509         56,122
     Other                             78,192         91,439
                                      -------        -------
                                      209,735        242,663
                                      -------        -------
                                     $509,520       $548,934
                                      =======        =======
E.    INCOME TAXES:

      Income tax expense consists of the following:


                               1996           1995           1994
                              -------        -------        -------
                                         (In thousands)
        Current:
          Federal            $100,775       $173,600       $135,550
          State                 8,275         12,100          7,275
          Foreign               4,250          5,100            575
                              -------        -------        -------
                              113,300        190,800        143,400
                              -------        -------        -------
        Deferred:
          Federal               6,575        (10,375)       (15,350)
          State                   550           (850)        (1,300)
          Foreign                 375           (375)          (150)
                              -------        -------        -------
                                7,500        (11,600)       (16,800)
                              -------        -------        -------
                             $120,800       $179,200       $126,600
                              =======        =======        =======

      Total income tax expense varies from the amount which would be provided by applying the U.S. federal income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percentage of pre-tax earnings) are as follows:

                                1996           1995          1994
                                ----           ----          ----

  Federal income tax rate       35.0%          35.0%         35.0%
  State income taxes, net
   of federal benefit            1.7            1.8           1.5
  Goodwill amortization          0.8            0.7           0.9
  Foreign Sales Corporation
   benefits                     (0.5)          (0.4)         (0.4)
  Targeted jobs credits           -              -           (0.3)
  Income tax contingencies       0.8            2.1           4.6
  Other, net                      -            (0.2)         (0.3)
                                ----           ----          ----
                                37.8%          39.0%         41.0%
                                ====           ====          ====

      The Internal Revenue Service (IRS) has proposed certain income tax adjustments which are being contested by the company involving the years 1989, 1990, and 1991. The IRS is currently examining the years 1992 and 1993. In management's opinion, adequate provisions for income taxes have been made for all years.

  Deferred income tax liabilities and assets were comprised of:

                                       December 28, December 30,
                                           1996         1995
                                       ----------   -----------
                                             (In thousands)
  Deferred tax liabilities:
    Fixed assets basis differences       $ 81,428      $ 80,928
    Farm accounting basis differences       8,115         8,062
                                          -------       -------
                                           89,543        88,990
                                          -------       -------
  Deferred tax assets:
    Nondeductible accrued liabilities     (50,796)      (56,927)
    State tax credit carryforwards        (13,897)      (11,949)
    Bad debt and claims reserves           (3,890)       (3,846)
    Safe harbor leases                       (708)       (1,640)
    Federal and state operating
     loss carryforwards                        (7)           (8)
    Other                                    (372)       (1,064)
                                          -------       -------
    Gross deferred tax assets             (69,670)      (75,434)
    Valuation allowance                    13,904        11,957
                                          -------       -------
    Net deferred tax assets               (55,766)      (63,477)
                                          -------       -------
                                         $ 33,777      $ 25,513
                                          =======       =======

      The net $1.9 million increase in the valuation allowance for deferred tax assets is the result of a net increase in state tax credit carryforwards. No benefit has been recognized for these state tax credit carryforwards, which expire primarily in the years 2004 through 2008.

F.    LONG-TERM OBLIGATIONS:

      Long-term obligations are summarized as follows:

                                         December 28,    December 30,
                                             1996            1995
                                         -----------     -----------
                                               (In thousands)
         6 1/8% Senior Notes due 2006     $100,000        $   -
         7 1/8% Senior Subordinated
           Debentures due 2026             100,000            -
         Multi-Year Facility                50,000         250,000
         Present value of minimum
           capital lease obligations         9,610           9,900
         Other                               1,044           1,467
                                           -------         -------
                                           260,654         261,367
         Less amounts due within one
           year                                646             615
                                           -------         -------
                                          $260,008        $260,752
                                           =======         =======

      In the fourth quarter of 1995, IBP began a process of refinancing its long-term debt. On December 15, 1995, IBP prepaid its $275 million principal amount of 9.82% Senior Notes due 2000 and its $75 million principal amount of 10.39% Senior Subordinated Debentures due 2002.
The prepayments were funded with available cash and $250 million borrowed under available credit facilities. This amount was classified as long-term at December 30, 1995, due to IBP's ability and intent to refinance this amount on a long-term basis. Net prepayment premiums and the accelerated amortization of unamortized deferred financing costs totaled $36.4 million, before applicable income tax benefit of $14.2 million, which has been accounted for as a net extraordinary loss of $22.2 million in 1995.

      In January 1996, IBP completed its public offerings of $100 million principal amount of 6 1/8% Senior Notes due 2006 and $100 million principal amount of 7 1/8% Senior Subordinated Debentures due 2026. These offerings were part of a total shelf registration of $500 million. Proceeds from the offerings were used to reduce borrowings under the Multi-Year Facility to $50 million. This amount was classified as long-term at December 28, 1996, due to IBP's ability and intent to refinance this amount on a long-term basis.

      IBP's loan agreements contain certain restrictive covenants which, among other things, (1) require the maintenance of a minimum debt service coverage ratio; and (2) provide for a maximum funded debt ratio.

      Aggregate maturities of long-term obligations for each of the five fiscal years subsequent to 1996 are $646,000; $622,000; $834,000;
$50,355,000 and $375,000.

      Substantially all of the leased assets under capital leases can be purchased by IBP for nominal consideration at the end of the lease terms. Leased assets, which are included with owned property in the consolidated balance sheets, totaled $5.4 million at December 28, 1996, and $6.5 million at December 30, 1995, net of accumulated depreciation.

      The company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum payments under noncancelable operating leases with lease terms in excess of one year at December 28, 1996 totaled $49,500,000. These operating leases expire at various dates through the year 2015.

G.    CAPITAL STOCK AND STOCK PLANS:

      Preferred Stock:
      The Board of Directors is authorized to issue up to 25,000,000 shares of preferred stock at such time or times, in such series, with such designations, preferences or other special rights as it may determine.

      Stock Split:
      On December 18, 1995, the company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend and was distributed on January 19, 1996 to shareholders of record on December 28, 1995.

      Officer Long-Term Stock Plans:
      IBP has officer long-term stock plans which provide for awards to key employees of IBP which, subject to certain restrictions, will vest generally after five years resulting in the delivery of shares of common stock. Initial awards effective in 1992 were granted in 1993, totaling approximately 1,110,000 shares at $8.06 per share. Additional awards totaling approximately 320,000 shares have been granted through 1996 at an average cost of $20.50 per share. The plans allow for a maximum of 2,400,000 shares of common stock to be delivered; at December 28, 1996, there were approximately 1,010,000 shares available for future awards. The company recognized compensation expense for these plans totaling $3.0 million, $2.2 million and $2.4 million, respectively, in 1996, 1995 and 1994.

      Stock Option Plans:
      IBP has stock option plans under which incentive and non-qualified stock options may be granted to key employees and directors of IBP and its subsidiaries. As of December 28, 1996, the plans provide for the delivery of up to 8,476,000 shares of common stock upon exercise of options granted at no less than the fair market value of the shares on the date of grant. The options may be granted for terms up to but not exceeding ten years and are generally fully vested after five years from the date granted. At December 28, 1996 and December 30, 1995, there were 3,926,000 and 867,000 options, respectively, reserved for future grants.

      The company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for IBP's stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, IBP's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1996        1995
                                               -------     -------
            Net earnings - as reported        $198,735    $257,923
            Net earnings - pro forma           196,518     256,407
            Earnings per share - as reported      2.06        2.67
            Earnings per share - pro forma        2.03        2.65


      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1995 and 1996:

                             1996                    1995
                      ----------------------  ----------------------
                      Officers  Non-officers  Officers  Non-officers
                      --------- ------------  --------- ------------
Expected option life  6.4 years   5.5 years   6.4 years   5.5 years
Expected annual
 volatility              29.7%       29.7%       29.7%        29.7%
Risk-free interest
 rate                    6.54%       6.46%       5.56%        5.51%
Dividend yield            .44%        .44%        .44%         .44%

The status of stock options under the plans is summarized as follows:

                        Number of  Weighted Average    Options
                          Shares   Price Per Share   Exercisable
                        ---------  ----------------  -----------
   Balance at
    December 25, 1993   3,557,672      $10.56
   Granted              1,049,900       16.78
   Exercised             (468,936)       7.49
   Forfeited             (284,560)      10.43
   Balance at           ---------       -----
    December 31, 1994   3,854,076       11.47         1,489,924
   Granted              1,526,097       24.55
   Exercised             (466,626)       8.49
   Forfeited             (329,952)      13.88
   Balance at           ---------       -----
    December 30, 1995   4,583,595       14.93         1,256,358
   Granted                675,388       24.25
   Exercised             (464,362)      10.04
   Forfeited             (244,693)      19.88
   Balance at           ---------       -----
    December 28, 1996   4,549,928      $16.09         1,721,044
                        =========       =====

  The following table summarizes information about stock options outstanding at December 28, 1996:

                        Number    Weighted Average
      Range of       Outstanding      Remaining      Weighted Average
Exercisable prices   At 12/28/96  Contractual Life    Exercise Price
------------------   -----------  ----------------   ----------------
   $ 6 to 15         2,247,085         5.0 Years        $ 9.68
    16 to 25         2,191,724         8.7 Years         21.99
    26 to 35           111,119         9.1 Years         28.10
---------------------------------------------------------------------
   $ 6 to 35         4,549,928         6.9 Years        $16.09

                        Number
      Range of       Exercisable   Weighted Average
Exercisable prices   At 12/28/96    Exercise Price
------------------   -----------   ----------------
   $ 6 to 15         1,504,751        $ 8.54
    16 to 25           215,933         16.48
    26 to 35               360         31.38
---------------------------------------------------
   $ 6 to 35         1,721,044        $ 9.54

      Share Delivery Restrictions:
      Shares of common stock to be delivered for approximately 1,600,000 options under the stock option plans must come from previously issued shares. All other shares of stock to be delivered pursuant to the stock option plans and the officer long-term stock plans may alternatively come from previously authorized but unissued common stock.

H.    SUPPLEMENTAL CASH FLOW INFORMATION:

      Supplemental information on cash payments is presented as
follows:
                                   1996         1995          1994
                                  -------      -------       ------
                                           (In thousands)
    Interest, net of amounts
      capitalized                $  2,045     $ 34,040      $39,527
    Income taxes                  108,625      192,028       68,491

I.    FINANCIAL INSTRUMENTS:

      Interest and Currency Rate Derivatives:
      The company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost effective manner, the company enters into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate swaps effectively convert a portion of the company's fixed-rate debt to variable-rate debt.

      The notional amounts of these swap agreements were $100 million at year-end 1996 and zero at year-end 1995. The notional amounts of these and other derivative instruments do not represent assets or liabilities of the company but, rather, are the basis for the settlements under the contract terms.

      The company enters into foreign currency forward exchange contracts to hedge its sales denominated in foreign currencies. At December 28, 1996, the company's Canadian subsidiary had outstanding forward contracts to sell US$5.0 million through January 1997. At December 30, 1995, outstanding contracts to sell US dollars totaled $5.5 million.

      The company's Canadian subsidiary also enters into currency futures contracts to hedge its exposure on live cattle purchase commitments in foreign currencies. At December 28, 1996, the company had outstanding contracts to buy CDN$22.6 million through June 1997. Similar outstanding contracts at year-end 1995 totaled CDN$14.9 million.

      There were no material realized or unrealized gains or losses for any derivative financial instruments in any of the fiscal years presented. The company monitors the risk of default by its financial instrument counterparties, all of which are major financial institutions, and does not anticipate nonperformance.

      Fair Value of Financial Instruments:
      The following methods and assumptions are used in estimating the fair value of each class of the company's financial instruments at December 28, 1996:

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

      For long-term debt, fair value was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At year-end 1996, the carrying value exceeded the fair value by $9.3 million. At year-end 1995, the carrying value approximated the fair value.

      For derivatives, the fair value was estimated using termination cash values. At year-end 1996, interest rate swap agreement values would represent an obligation of $5.8 million. The market impact of this obligation is offset by the opposite market impact on the related long-term debt. The fair value of foreign currency derivatives at December 28, 1996 would represent an obligation of $0.2 million and at December 30, 1995 would represent an asset of $0.2 million.

J.    COMMITMENTS AND CONTINGENCIES:

      IBP is involved in numerous disputes incident to the ordinary course of its business. In the opinion of management, any liability for which provision has not been made relative to the various lawsuits, claims and administrative proceedings pending against IBP, including that described below, will not have a material adverse effect on its consolidated results of operations, financial position or liquidity.

      A $15,004,000 jury verdict was returned against IBP in November 1994 in an Iowa State District Court. The plaintiff, a former IBP employee, sued the company and another former employee in February 1993 for slander and breach of fiduciary duty regarding his treatment as a workers' compensation claimant. The jury determined that the plaintiff sustained $4,000 in actual damages, and awarded him $15,000,000 punitive damages, all of which was provided for by the company in 1994. Although the District Court reduced punitive damages to $100,000, on appeal the Iowa Supreme Court ordered IBP to pay $2,000,000 in punitive damages. The company is seeking a rehearing by the Iowa Supreme Court and possible review by the United States Supreme Court. The company reduced its $15,000,000 reserve for this case to $100,000 in the fourth quarter 1996.

K.    QUARTERLY FINANCIAL DATA (UNAUDITED):

      Quarterly results are summarized as follows: (In thousands except per share data)

                    First       Second      Third       Fourth
1996                Quarter     Quarter     Quarter     Quarter       Annual
----               ---------   ---------   ---------  ---------   ----------
Net sales         $3,084,722  $3,260,268  $3,175,940 $3,017,823  $12,538,753
Gross profit         117,900     175,587      94,472     55,244      443,203
Net earnings          53,027      86,988      40,467     18,253      198,735
Earnings per share       .55         .90         .42        .19         2.06
Dividends per share     .025        .025        .025       .025          .10
Market price:
  High                27 1/8      28 7/8      27 5/8     26 1/2
  Low                 23 1/4      23 3/8      22 3/4     23 1/8

1995
----
Net sales         $3,006,663  $3,209,140  $3,290,644 $3,161,115  $12,667,562
Gross profit         117,848     182,209     178,165    125,846      604,068
Earnings before
  extraordinary
  item                51,815      85,844      85,412     57,041      280,112
Net earnings          51,815      85,844      85,412     34,852      257,923
Earnings per share:
  Earnings before
  extraordinary item     .54         .89         .88        .59         2.90
  Net earnings           .54         .89         .88        .36         2.67
Dividends per share     .025        .025        .025       .025          .10
Market price:
  High                16 5/8      21 3/4    26 11/16    33 5/16
  Low                14 9/16    15 15/16      21 5/8    22 1/16

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of IBP, inc.



      We have audited the accompanying consolidated balance sheets of IBP, inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of IBP, inc. and subsidiaries for the year ended December 31, 1994 were audited by other auditors, whose report, dated February 3, 1995 expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBP, inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Omaha, Nebraska
January 24, 1997


MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

     The management of IBP, inc. is responsible for the integrity of the financial data reported by IBP and its subsidiaries. Fulfilling this responsibility requires the preparation and presentation of consolidated financial statements in accordance with generally accepted accounting principles. Management uses internal accounting controls, corporate-wide policies and procedures, estimates and judgments in order that such state-ments reflect fairly the consolidated financial position, results of operations and cash flows of IBP.









                  MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

      IBP achieved solid results with an earnings performance in 1996 that was the second highest in the company's history.
However, a combination of tight livestock supplies and reduced export sales in the second half of 1996 put significant pressure on operating margins, creating a difficult comparison to the record financial results attained in 1995.

      Earnings from operations as a percentage of net sales measured 2.6% in 1996 versus 3.8% in 1995. The Fresh Meats division experienced reduced capacity utilization levels, especially in its pork operations, thereby increasing per unit costs and reducing margins. Cow boning operating earnings improved in 1996 over 1995, while the Consumer Products division experienced less favorable results in 1996 compared to 1995. Recent industry reports on cattle inventories and placements into feedlots show positive numbers of available market-ready cattle until late in 1997, when supplies are expected to tighten moderately. Market analysts are predicting the opposite situation for hog supplies, expecting that supplies will remain tight for most of 1997 but increase later this year and into 1998. Management expects pork margins to remain under pressure until hog numbers improve and/or processing capacity is reduced.

      While IBP's pork operations have been adversely affected by the tight hog supplies and a substantial expansion of pork industry processing capacity, management believes that favorable global market dynamics, which include a strong consumer preference for pork protein, growing income levels among emerging nations and the low cost producer status of the U.S. industry from producer to processor, will bring long-term success for the company's pork operations.

      The matters discussed herein contain forward-looking statements that involve risks and uncertainties including risk of changing market conditions with regard to livestock supplies and demand for the company's products, domestic and international regulatory risks, competitive and other risks over which IBP has little or no control. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.

COMPARISON OF 1996 to 1995

      SALES

      Net sales in 1996 were 1.0% below the record level achieved in 1995. A decrease in pounds of beef and pork products sold in IBP's core fresh meats operations in 1996 versus 1995 as well as a decrease in the average price of beef products sold were the primary factors in the lower 1996 net sales. These factors were partially offset by an increase in the average price of pork products sold and a full year of cow boning operations in 1996
(nine months in 1995 for the three plants purchased in 1995 and no prior year sales for the Palestine plant purchased in the second quarter 1996).

      IBP's net export sales in 1996 were 8% lower than in 1995. An outbreak of E. Coli, a bacterial illness, in Japan, the company's most significant export market, caused a food safety scare among Japanese consumers. This problem significantly reduced IBP exports to the Pacific Rim during the second half of 1996, even though the source of the illnesses appeared to be non-meat related.
Management expects that shipments to Japan will return to more normal levels as these concerns subside. Exports accounted for 13.4% of consolidated net sales in 1996 compared to 14.4% in 1995.

      COST OF PRODUCTS SOLD

      A 1% increase in 1996 cost of products sold from 1995 was due primarily to a full year of operations in 1996 for three cow boning plants purchased in 1995 versus nine months in the prior year. Meanwhile, 1996 livestock costs in the company's core beef and pork operations decreased from 1995. A lower average price paid for live cattle and fewer pounds of beef products sold were partially offset by the effect of a higher average price paid for live hogs. Livestock costs comprised 88% of total cost of products sold in 1996 and 1995.

      The cost of products sold in 1996 was reduced $13 million (after bonus impact) by reduction of a workers' compensation lawsuit reserve due to favorable developments in the fourth quarter 1996 (more fully described in Note J to the consolidated financial statements). In addition, 1995 cost of products sold included $18 million (after bonus impact) for a second quarter adjustment to salvage value for most fixed assets to better reflect actual experience.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

      Reduced incentive compensation based upon lower 1996 operating earnings was the most significant factor in the 3% decrease in 1996 expense from 1995. Administrative costs were higher in 1996 as a result of higher personnel-related costs to support the company's expanding operations. Selling expense also increased in 1996 over 1995 due principally to higher international selling costs as the company added foreign service centers in Korea and Taiwan.

      INTEREST EXPENSE

      Net interest expense in 1996 fell 84% from the year earlier. These reductions resulted in part from a lower effective interest rate due to the refinancing of substantially all of IBP's long-term obligations at lower rates early in 1996. Additionally, 1996 borrowings averaged almost $100 million less than in 1995 due to continued strong operating cash flows.

      INCOME TAXES

      The lower 1996 income tax provision compared to 1995 resulted primarily from the decrease in pre-tax earnings.


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

LIQUIDITY AND CAPITAL RESOURCES

      The meat processing industry is characterized by significant working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about one week to turn its product inventories and two weeks to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock, can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the company's credit facility (more fully described in Note C to the consolidated financial statements) provides IBP with same-day access to an aggregate of $500 million in potential borrowings. The unused portion of the credit line was $450 million at December 28, 1996 and was unchanged at the end of January 1997.

      Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital and asset-based liquidity:

                                       December 28,  December 30,
                                           1996          1995
                                       -----------   -----------
   Working capital (in thousands)        $506,454      $427,241
   Current ratio                            1.8:1         1.7:1
   Quick ratio                              1.3:1         1.1:1
   Number of days' sales in accounts
    receivable                               14.0          14.3
   Inventory turnover                        40.3          42.0


      The company's financial position has continued to strengthen as a result of significant operating cash flows and long-term debt reductions.

      Capital expenditures in 1996 totaled $171 million compared to $161 million in 1995. Current year additions included construction of a processing facility at the company's Brooks, Alberta, Canada, beef plant, which began production in the first quarter 1997, purchase of a cow processing facility in Palestine, Texas, conversion of a facility in Columbia, South Carolina, for cooked meats production (also a first quarter 1997 start up) and expansions and/or improvements of box handling facilities at some of the company's major beef complexes.

      Management's estimate of 1997 capital spending is in the range of $200 million, which the company expects to fund from operating cash flows and available debt facilities.

YEAR 2000

      Management has made an assessment of the capability of its computer-based systems to properly handle dates of January 1, 2000 and beyond. Management does not expect that costs incurred to address this issue will be material.

STOCKHOLDERS AND MARKET DATA

      IBP's common shares were held by approximately 6,700 stockholders of record at year-end 1996. The common stock is listed on the New York and Pacific Stock Exchanges.