Form 10-K, Exhibit 13
period 1997-12-27
IBP INC
filed 1998-03-26
CIK 52477

IBP, inc. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
            (In thousands except share and per share data)

                                                  December 27,  December 28,
                                                      1997          1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                        $   69,022    $   94,164
  Marketable securities                                 3,120       169,476
  Accounts receivable, less allowance for
    doubtful accounts of $10,063 and $9,873           564,125       500,781
  Inventories (Note B)                                389,753       299,700
  Deferred income tax benefits (Note E)                48,602        42,364
  Prepaid expenses                                      9,305         4,100
                                                    ---------     ---------
    TOTAL CURRENT ASSETS                            1,083,927     1,110,585
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and land improvements                          108,055        99,765
  Buildings and stockyards                            501,166       385,328
  Equipment                                         1,053,983       860,712
                                                    1,663,204     1,345,805
                                                    ---------     ---------
  Accumulated depreciation and amortization          (774,694)     (697,510)
                                                      888,510       648,295
  Construction in progress                            128,572       167,911
                                                    ---------     ---------
                                                    1,017,082       816,206

OTHER ASSETS:
  Goodwill, net of accumulated amortization
    of $137,996 and $121,644                          671,557       206,587
  Other                                                66,375        41,117
                                                    ---------     ---------
                                                      737,932       247,704
                                                    ---------     ---------
                                                   $2,838,941    $2,174,495
                                                    =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note D)   $  569,641    $  475,071
  Notes payable to banks (Note C)                     192,010          -
  Federal and state income taxes                      106,375        83,484
  Deferred income taxes (Note E)                        4,266         8,115
  Other                                                 4,526         3,012
                                                      -------       -------
    TOTAL CURRENT LIABILITIES                         876,818       569,682
LONG-TERM OBLIGATIONS (Notes C and F)                 568,281       260,008
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes (Note E)                       15,446        68,026
  Other                                               141,327        73,124
                                                      -------       -------
                                                      156,773       141,150
                                                      -------       -------
COMMITMENTS AND CONTINGENCIES (Note N)
STOCKHOLDERS' EQUITY (Note G):
  Preferred stock, 25,000,000 shares
    authorized; none issued
  Common stock, $.05 par value per share;
    authorized 200,000,000 shares;
    issued 95,000,000 shares                            4,750         4,750
  Additional paid-in capital                          406,952       427,456
  Retained earnings                                   886,964       779,199
  Other                                                (6,114)          (32)
  Treasury stock, at cost, 2,414,349
    and 372,780 shares                                (55,483)       (7,718)
                                                    ---------     ---------
    TOTAL STOCKHOLDERS' EQUITY                      1,237,069     1,203,655
                                                    ---------     ---------
                                                   $2,838,941    $2,174,495
                                                    =========     =========
See notes to consolidated financial statements.
-1-


                          	IBP, inc. AND SUBSIDIARIES
                      	CONSOLIDATED STATEMENTS OF EARNINGS
                      	(In thousands except per share data)



                                                52 Weeks Ended
                                 -------------------------------------------
                                 December 27,    December 28,   December 30,
                                     1997            1996           1995
                                 ------------    ------------   ------------


   Net sales (Note A)            $13,258,784     $12,538,753     $12,667,562
   Cost of products sold          12,815,892      12,095,171      12,063,494
                                  ----------      ----------      ----------
   Gross profit                      442,892         443,582         604,068

   Selling, general and
     administrative expense          216,176         120,674         123,972
                                  ----------      ----------      ----------
   Earnings from operations          226,716         322,908         480,096

   Interest:
     Incurred                        (50,001)        (19,536)        (38,551)
     Capitalized                       6,933           6,813           9,039
     Income                            5,066           9,350           8,728
                                  ----------      ----------      ----------
                                     (38,002)         (3,373)        (20,784)
                                  ----------      ----------      ----------
   Earnings before income taxes
     and extraordinary item          188,714         319,535         459,312

   Income taxes (Note E)              71,700         120,800         179,200
                                  ----------      ----------      ----------
   Earnings before extraordinary
     item                            117,014         198,735         280,112

   Extraordinary loss on early
     extinguishment of debt,
     less applicable taxes
     (Note F)                           -               -            (22,189)
                                  ----------      ----------      ----------

   Net earnings                  $   117,014     $   198,735     $   257,923
                                  ==========      ==========      ==========

   Earnings per share (Notes A and M)
     Earnings before extraordinary
       item                            $1.26           $2.10           $2.96
     Extraordinary item                  -               -              (.24)
                                        ----            ----            ----
     Net earnings                      $1.26           $2.10           $2.72
                                        ====            ====            ====
   Earnings per share - assuming dilution:
     Earnings before extraordinary
       item                            $1.25           $2.07           $2.92
     Extraordinary item                  -               -              (.23)
                                        ----            ----            ----
     Net earnings                      $1.25           $2.07           $2.69
                                        ====            ====            ====
 See notes to consolidated financial statements.

-2-




                        IBP, inc. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   (In thousands except per share data)



                            Common Stock  Additional
                                      Par   Paid-In  Retained          Treasury
                           Shares   Value   Capital  Earnings   Other     Stock
Balances,
 December 31, 1994         47,500  $2,375  $439,567  $341,492 $(1,074) $ (1,866)
 Net earnings                                         257,923
 Dividends declared,
   $.10 per share                                      (9,479)
 Additional shares issued
   in two-for-one
   stock split effected
   in the form of a
   stock dividend          47,500   2,375    (2,375)
 Treasury shares purchased                                              (13,441)
 Treasury shares delivered
   under employee stock
   plans                                     (4,466)                     10,718
 Foreign currency
   translation adjustments                                      1,190
Balances,                  ------   -----   -------   -------   -----    ------
 December 30, 1995         95,000   4,750   432,726   589,936     116    (4,589)
 Net earnings                                         198,735
 Dividends declared,
  $.10 per share                                       (9,472)
 Treasury shares
  purchased                                                             (15,405)
 Treasury shares
  delivered under
  employee stock plans                       (5,270)                     12,276
 Foreign currency
  translation adjustments                                        (148)
Balances,                  ------   -----   -------   -------    ----    ------
 December 28, 1996         95,000   4,750   427,456   779,199     (32)   (7,718)
Net earnings                                          117,014
 Dividends declared,
  $.10 per share                                       (9,249)
 Treasury shares                                                        (73,915)
  purchased
 Treasury shares
  delivered under
  employee stock plans                      (20,504)                     26,150
 Foreign currency
  translation adjustments                                      (5,752)
 Minimum pension
  liability adjustment                                           (330)
Balances,                  ------   -----   -------   -------  ------   -------
 December 27, 1997         95,000  $4,750  $406,952  $886,964 $(6,114) $(55,483)
                           ======   =====   =======   =======  ======   =======




See notes to consolidated financial statements.
-3-


                        IBP, inc. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (In thousands)
                                                  52 Weeks Ended
                                      ----------------------------------------
                                      December 27,  December 28,  December 30,
                                          1997          1996          1995
                                      ------------  ------------  ------------
                                                  Inflows (outflows)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                            $117,014    $ 198,735     $ 257,923
                                          -------     --------      --------
 Adjustments to reconcile net earnings
  to cash flows from operations:
   Depreciation and amortizaon            109,930       82,690        92,539
   Deferred income tax provision (benefit)  1,175        7,500       (11,600)
   Extraordinary loss on
    extinguishment of debt                   -            -           22,189
   Working capital changes, net of
      effects of acquisitions:
    Accounts payable and accrued
     liabilities                          (21,901)     (57,976)       60,943
    Accounts receivable                   (16,069)      28,950       (14,336)
    Inventories                           (11,761)       3,912       (58,705)
   Other adjustments, net                   5,529        4,167         2,127
                                          -------     --------      --------
                                           66,903       69,243        93,157
                                          -------     --------      --------
 Net cash flows provided by
  operating activities                    183,917      267,978       351,080
                                          -------      -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from disposals of marketable
  securities                              403,723      922,051       588,591
 Payments for stock of new subsidiaries,
  net of cash acquired                   (324,891)        -             -
 Purchases of marketable securities      (237,243)  (1,043,180)     (576,167)
 Capital expenditures                    (133,925)    (170,664)     (160,626)
 Other investing activities, net            9,855        1,944         2,188
                                         --------   ----------      --------
 Net cash flows used in investing
  activities                             (282,481)    (289,849)     (146,014)
                                         --------     --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (decrease) in short-term debt   238,500     (200,000)      250,000
 Principal payments on long-term
  obligations                            (212,054)        (615)     (350,761)
 Proceeds from issuance of long-term debt 132,187      197,878          -
 Purchases of treasury stock              (73,915)      (3,129)       (2,723)
 Dividends paid                            (9,300)      (9,473)       (9,484)
 Net change in checks in process of
  clearance                                (7,715)      22,520       (18,135)
 Premiums paid on early retirement of debt   -            -          (35,420)
 Other financing activities, net            6,465      ( 7,497)       (7,044)
                                          -------    ---------      --------
 Net cash flows provided by (used in)
   financing activities                    74,168         (316)     (173,567)
                                          -------    ---------      --------
Effect of exchange rate on cash and
   cash equivalents                          (746)          74           549
                                          -------    ---------      --------
Net change in cash and cash equivalents   (25,142)     (22,113)       32,048
Cash and cash equivalents at beginning
  of year                                  94,164      116,277        84,229
                                          -------    ---------      --------
Cash and cash equivalents at end of year $ 69,022   $   94,164     $ 116,277
                                          =======    =========      ========

See notes to consolidated financial statements.
-4-


                        IBP, inc. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 28, 1996 AND DECEMBER 30, 1995


A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  	NATURE OF OPERATIONS AND INDUSTRY SEGMENT INFORMATION -   IBP's operations
relate principally to the meat processing industry and primarily involve cattle and hog slaughter, beef and pork fabrication and related allied product processing activities. The company also produces precooked meats for the retail and food service industries. IBP's customers include food retailers, distributors, wholesalers, restaurant and hotel chains, other food processors and leather makers, as well as manufacturers of pharmaceuticals and animal feeds. Management considers its operations to comprise one industry segment.


  	PRINCIPLES OF CONSOLIDATION - All subsidiaries are wholly-owned and are consolidated in the accompanying financial statements. All material inter-company balances, transactions and profits have been eliminated.


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


  	FISCAL YEAR - IBP's fiscal year ends on the last Saturday of the calendar year. Fiscal years 1997, 1996 and 1995 all consisted of 52 weeks.


  	EXPORT SALES - In 1997, 1996 and 1995, net export sales, principally to customers in Asia and also to destinations in Canada, Mexico and Europe, amounted to $1.7 billion, $1.7 billion and $1.8 billion, respectively.


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





-5-


  	MARKETABLE SECURITIES - Marketable securities are classified as available for sale, are highly liquid and are purchased and sold on a short-term basis as part of IBP's management of working capital. Such securities consist of auction market preferred stock, which management does not intend to hold more than one year, and tax-exempt securities and commercial paper with maturities of less than one year. Marketable securities are carried at cost, which approximates fair value.

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

  	PROPERTY, PLANT AND EQUIPMENT - Depreciation is provided for property, plant and equipment on the straight-line method over the estimated useful lives of the respective classes of assets as follows:

           Land improvements..................8 to 20 years
           Buildings and stockyards..........10 to 40 years
           Equipment..........................3 to 12 years

  	Management adjusted its estimate of salvage value for most fixed assets during 1995 to better reflect actual experience. This adjustment increased 1995 cost of products sold by approximately $18 million.

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




-6-



  	EARNINGS PER SHARE - The company has adopted Statement of Financial Accounting Standards No. 128, Earnings per Share (the "Statement"), effective as of December 27, 1997. The Statement requires a basic calculation of earnings per share (EPS), based upon the weighted average number of common shares outstanding during the period. The Statement also requires a diluted EPS calculation that reflects the potential dilution from common stock equivalents such as stock options and other stock-based compensation. All current and prior years' EPS calculations included herein have been restated under the provisions of the Statement.

   RECLASSIFICATIONS - Certain reclassifications have been made to prior financial statements to conform to the current year presentation.

B.	INVENTORIES:

  	Inventories are comprised of the following:

                                  December 27,      December 28,
                                     1997              1996
                                  ------------      ------------
                                        (In thousands)
        Product inventories:
           Raw materials           $ 22,952           $ 15,285
           Work in process           82,679             76,880
           Finished goods           165,970            124,868
                                    -------            -------
                                    271,601            217,033
        Livestock                    45,908             28,756
        Supplies                     72,244             53,911
                                    -------            -------
                                   $389,753           $299,700
                                    =======            =======
C.	CREDIT ARRANGEMENTS:

   	At December 27, 1997, IBP had in place two committed revolving credit facilities totaling $600,000,000 in potential borrowings. These facilities include a $500,000,000 multi-year credit facility (the "Multi-Year Facility") and a $100,000,000 revolving promissory note (the "Promissory Note"). From time to time, IBP also may use uncommitted lines of credit for some or all of its short-term borrowing needs.

   	The Multi-Year Facility is a revolving facility with a maturity date of December 20, 2000, which may be extended for one-year increments annually during the revolving period with consent of the banks involved. Facility fees can vary from .085 to .200 of 1% on the total amount of the facility.

   	The Promissory Note was entered into with Bank of America on May 1, 1997 and matures on April 30, 1998.

   	Total borrowings of $304,960,0000 under the revolving facilities at December 27, 1997 are classified as current liabilities with the exception of $112,950,000 which IBP does not intend to repay within one year. This amount is classified as non-current in the consolidated balance sheet. The interest rate at December 27, 1997 on these borrowings was 6.1%.

   	During fiscal 1997, the maximum amount of borrowings under all of IBP's credit arrangements, including any amounts considered non-current, was $540,000,000. Average borrowings under IBP's credit arrangements and the weighted average interest rate during fiscal 1997 were $281,217,000 and 5.9%. The comparable 1996 figures were average borrowings of $68,288,000 and an average interest rate of 5.7%.

                                          -7-
	   IBP's credit facility agreements contain certain restrictive covenants which, among other things, (1) require the maintenance of a minimum debt service coverage ratio; and (2) provide for a maximum funded debt ratio.

D.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

  	Accounts payable and accrued expenses are comprised of the following:
                                   December 27,    December 28,
                                       1997            1996
                                   ------------    ------------
                                          (In thousands)
   Accounts payable, principally
     trade creditors                 $219,449       $181,161
                                      -------        -------
   Checks in process of clearance     126,279        118,624
                                      -------        -------
   Accrued expenses:
     Employee compensation             73,724         76,034
     Employee benefits                 34,733         21,060
     Property and other taxes          25,886         20,267
     Marketing costs                   13,808            752
     Other                             75,762         57,173
                                      -------        -------
                                      223,913        175,286
                                      -------        -------
                                     $569,641       $475,071
                                      =======        =======
E.	INCOME TAXES:

    Income tax expense consists of the following:


                              1997           1996           1995
                           ---------      ---------      ----------
     (In thousands)
        Current:
          Federal           $ 72,000       $100,775        $173,600
          State                3,825          8,275          12,100
          Foreign             (5,300)         4,250           5,100
                             -------        -------         -------
                              70,525        113,300         190,800
                             -------        -------         -------
        Deferred:
          Federal              3,100          6,575         (10,375)
          State                  300            550            (850)
          Foreign             (2,225)           375            (375)
                             -------        -------         -------
                               1,175          7,500         (11,600)
                             -------        -------         -------
                            $ 71,700       $120,800        $179,200
                             =======        =======         =======

   	Total income tax expense varies from the amount which would be provided by applying the U.S. federal income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percentage of pre-tax earnings) are as follows:

                                1997           1996          1995
                                ----           ----          ----

  Federal income tax rate       35.0%          35.0%         35.0%
  Goodwill amortization          2.5            0.8           0.7
  State income taxes, net
   of federal benefit            1.7            1.7           1.8
  Foreign Sales Corporation
   benefits                     (0.8)          (0.5)         (0.4)
  Other, net                    (0.4)            .8           1.9
                                ----           ----          ----
                                38.0%          37.8%         39.0%
                                ====           ====          ====

   	The Internal Revenue Service (IRS) has proposed certain income tax adjustments which are being contested by the company involving the years 1989, 1990, and 1991. The IRS is currently examining the years 1992 and 1993. In management's opinion, adequate provisions for income taxes have been made for all years.

   Deferred income tax liabilities and assets were comprised of the following:

                                       December 27, December 28,
                                           1997         1996
                                       ------------ ------------
                                             (In thousands)
Deferred tax assets:
    Nondeductible accrued liabilities    $ 90,281      $ 50,796
    State tax credit carryforwards          9,996         9,033
    Bad debt and claims reserves            3,598         3,890
    Acquired federal and state operating
     loss carryforwards                    27,404             7
    Other                                   2,829         1,080
                                          -------        ------
    Gross deferred tax assets             134,108        64,806
    Valuation allowance                    (9,996)       (9,040)
                                          -------        ------
    Net deferred tax assets               124,112        55,766
                                          -------        ------

Deferred tax liabilities:
    Fixed assets                          (82,746)      (81,428)
    Intangible assets                      (8,210)         -
    Farm accounting                        (4,266)       (8,115)
                                          -------       -------
                                          (95,222)      (89,543)
                                          -------       -------
                                         $ 28,890      $(33,777)
                                          =======       =======

   	The net $1.0 million increase in the valuation allowance for deferred tax assets is the result of a net increase in state tax credit carryforwards. No benefit has been recognized for these state tax credit carryforwards, which expire primarily in the years 2004 through 2008.

	   At December 27, 1997, after considering utilization restrictions, the company's acquired tax loss carryforwards approximated $82.4 million. The net operating loss carryforwards, which are subject to utilization limitations due to ownership changes, may be utilized to offset future taxable income as
follows: $16.9 million in 1998, 	$16.0 million in 1999 and 2000, $16.1
million in 2001 and 2002 and $1.3 million in 2003. Loss carryforwards not utilized in the first year that they are available may be carried over and utilized in subsequent years, subject to their expiration provisions. These carryforwards expire as follows: $11.5 million in 1998, $6.0 million in 1999, $0.9 million in 2000, $4.2 million in 2001, $17.3 million in 2002 and $42.5 million during the years 2003 through 2009.

F.	LONG-TERM OBLIGATIONS:

  	Long-term obligations are summarized as follows:

                                         December 27,    December 28,
                                             1997            1996
                                         ------------    ------------
                                               (In thousands)
         7.45% Senior Notes due 2007      $125,000        $   -
         10.75% Senior Subordinated
           Notes due 2006                  112,050            -
         6.125% Senior Notes due 2006      100,000         100,000
         7.125% Senior Notes due 2026      100,000         100,000
         Revolving credit facilities       112,950          50,000
         Present value of minimum
           capital lease obligations        19,093           9,610
         Other                               1,400           1,044
                                           -------         -------
                                           570,493         260,654
         Less amounts due within one
           year                              2,212             646
                                           -------         -------
                                          $568,281        $260,008
                                           =======         =======

   	In the fourth quarter of 1995, IBP began a process of refinancing its long-term debt. On December 15, 1995, IBP prepaid its $275 million principal amount of 9.82% Senior Notes due 2000 and its $75 million principal amount of 10.39% Senior Subordinated Debentures due 2002. The prepayments were funded with available cash and $250 million borrowed under available credit facilities. Net prepayment premiums and the accelerated amortization of unamortized deferred financing costs totaled $36.4 million, before applicable income tax benefit of $14.2 million, which was accounted for as a net extraordinary loss of $22.2 million in 1995.

	   In January 1996, IBP completed its public offerings of $100 million principal amount of 6 1/8% Senior Notes due 2006 and $100 million principal amount of 7 1/8% Senior Notes due 2026. These offerings were part of a $500,000,000 aggregate principal amount, debt securities program registered with the Securities and Exchange Commission (the "Shelf Registration"). Proceeds from the offerings were used to reduce borrowings under the Multi-Year Facility to $50 million, which was classified as long-term debt at December 28, 1996, due to IBP's ability and intent to refinance this amount on a long-term basis.

    In June 1997, the company completed its public offering of $125 million principal amount of 7.45% Senior Notes due 2007. Net proceeds from the offering were ultimately used to reduce borrowings under IBP's revolving credit facilities.

   	On January 15, 1998, the company settled and closed its public offering of $50,000,000 aggregate principal amount of 6.00% Remarketable or Redeemable Securities, due January 15, 2011 (the "6.00% Securities"). The net proceeds from the 6.00% Securities were added to the company's working capital. The 6.00% Securities were a series of notes issued under the company's
$300,000,000 aggregate principal amount, Medium-Term Notes program which commenced on December 12, 1997, and which in turn is part of the Shelf Registration described above, as amended.

   	The 10.75% Senior Subordinated Notes are obligations of IBP's newly-acquired subsidiary, Foodbrands America, Inc. ("Foodbrands") (see Note J), which are guaranteed by all of Foodbrands' direct and indirect subsidiaries, all of which are wholly-owned.

   	Substantially all of the leased assets under capital leases can be purchased by IBP at the end of the respective lease terms. Leased assets, which are included with owned property in the consolidated balance sheets, at cost totaled $21.1 million; accumulated amortization on these assets totaled $6.5 million.

   	Aggregate maturities of long-term obligations for each of the five fiscal years subsequent to 1997 are (in millions) $2.2; $2.5; $115.0; $3.1 and $1.4.

   	The company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum payments under noncancelable operating leases with lease terms in excess of one year at December 27, 1997 totaled $83 million. These operating leases expire at various dates through the year 2015. Aggregate maturities for each of the five fiscal years subsequent to 1997 are (in millions) $16.1; $13.9; $12.6; $7.8 and $5.5. The company's rental expense was (in millions) $15.9; $11.0 and $12.0 for fiscal years 1997, 1996 and 1995.

G.	STOCK PLANS

   	Officer Long-Term Stock Plans:
   	IBP has officer long-term stock plans which provide for awards to key officers of IBP which, subject to certain restrictions, will vest generally after five years resulting in the delivery of shares of common stock over the one-year period following such vesting. The plans allow for a maximum of approximately 1,310,000 shares of common stock to be delivered; at December 27, 1997, there were approximately 760,000 shares available for future awards. For approximately 125,000 shares (average grant price of $18.56) granted under the plans, the company is obligated to pay the mandatory federal withholding and Medicare taxes upon delivery of the shares. The company recognized compensation expense for these plans totaling $3.3 million, $3.0 million and $2.2 million, respectively, in 1997, 1996 and 1995.

The status of shares under the officer long-term stock plans is summarized as follows:

                                     Number of          Weighted Average
                                      Shares             Price per Share
                                     -----------------------------------

  Balance, December 31, 1994          1,119,159              $ 8.53
    Granted                             177,730               21.75
    Delivered                                 0                 -
    Forfeited                           (22,069)               8.55
                                     ------------------------------
  Balance, December 30, 1995          1,274,820               10.57
    Granted                              55,585               25.10
    Delivered                            (9,504)               8.28
    Forfeited                                 0                 -
                                     ------------------------------
  Balance, December 28, 1996          1,320,901               11.07
    Granted                             260,080               21.14
    Delivered                        (1,019,999)               8.41
    Forfeited                           (10,186)              18.36
                                     ------------------------------
  Balance, December 27, 1997            550,796              $20.48
                                     ==========               =====

   	Stock Option Plans:
   	IBP has stock option plans under which incentive and non-qualified stock options may be granted to key employees and directors of IBP and its subsidiaries. As of December 27, 1997, the plans provide for the delivery of up to 7,740,000 shares of common stock upon exercise of options granted at no less than the fair market value of the shares on the date of grant.
The options may be granted for terms up to but not exceeding ten years and are generally fully vested after five years from the date granted. At
December 27, 1997 and December 28, 1996, there were  3,615,000 and 3,926,000 options, respectively, reserved for future grants.

   	The company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for IBP's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996, and 1995 consistent with the provisions of SFAS No. 123, IBP's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (net earnings in thousands):

                                          1997         1996        1995
                                        -------      -------     -------
   Net earnings - as reported          $117,014     $198,735    $257,923
   Net earnings - pro forma             114,236      196,518     256,407
   Earnings per share - as reported        1.26         2.10        2.72
   Earnings per share - pro forma          1.23         2.08        2.70
   Diluted earnings per share -
     as reported                           1.25         2.07        2.69
   Diluted earnings per share -
     pro forma                             1.22         2.05        2.67

   	The weighted average fair values at date of grant for options granted during
1997, 1996 and 1995 were $7.91, $9.89 and $9.50, respectively.  The fair value of each option is estimated on the date of grant using the Black-
Scholes option-pricing model with the following weighted-average assumptions for options granted in 1997, 1996 and 1995:


                                 1997             1996             1995
                              ---------        ---------        ---------
Expected option life          6.0 years        6.0 years        6.0 years
Expected annual
 volatility                     26.0%            29.7%            29.7%
Risk-free interest
 rate                           5.75%            6.51%            5.56%
Dividend yield                   .44%             .44%             .44%


    The status of stock options under the plans is summarized as follows:

                        Number of  Weighted Average    Options
                          Shares   Price Per Share   Exercisable
                        ---------  ----------------  -----------
Balance at
  December 31, 1994     3,854,076      $11.47         1,489,924
   Granted              1,526,097       24.55
   Exercised             (466,626)       8.49
   Forfeited             (329,952)      13.88
---------------------------------------------------------------
Balance at
  December 30, 1995     4,583,595       14.93         1,256,358
   Granted                675,388       24.25
   Exercised             (464,362)      10.04
   Forfeited             (244,693)      19.88
---------------------------------------------------------------
Balance at
  December 28, 1996     4,549,928       16.09         1,721,044
  Granted                 658,249       21.63
  Exercised              (738,498)       8.78
  Forfeited              (344,451)      21.25
---------------------------------------------------------------
Balance at
  December 27, 1997     4,125,228      $17.85         1,846,317
---------------------------------------------------------------

    The following table summarizes information about stock options outstanding at December 27, 1997:

                        Number    Weighted Average
      Range of       Outstanding      Remaining      Weighted Average
Exercisable prices   At 12/27/97  Contractual Life    Exercise Price
------------------   -----------  ----------------    ---------------

     $ 6 to 15        1,510,871       5.8 Years           $10.39
      16 to 25        2,536,185       8.2 Years            21.98
      26 to 35           78,172       7.8 Years            28.09
---------------------------------------------------------------------
     $ 6 to 35        4,125,228       7.0 Years           $17.85

                        Number
      Range of       Exercisable   Weighted Average
Exercisable prices   At 12/27/97    Exercise Price
------------------   -----------   ----------------

     $ 6 to 15        1,196,151         $ 9.81
      16 to 25          631,431          20.89
      26 to 35           18,735          28.77
---------------------------------------------------
     $ 6 to 35        1,846,317         $13.79

	   Share Delivery Restrictions:
   	Shares of common stock to be delivered for approximately 975,000 options under the stock option plans must come from previously issued shares. All other shares of stock to be delivered pursuant to the stock option plans andthe officer long-term stock plans may alternatively come from previously authorized but unissued common stock.

H.	SUPPLEMENTAL CASH FLOW INFORMATION:

  	Supplemental information on cash payments is presented as follows:
                                    1997         1996         1995
                                ----------   -----------  -----------
                                           (In thousands)
    Interest, net of amounts
      capitalized                 $37,670     $  2,045     $ 34,040
    Income taxes                   39,017      108,625      192,028

I.	FINANCIAL INSTRUMENTS:

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

   	The notional amounts of these swap agreements were $75 million at year-end 1997 and $100 million at year-end 1996. The notional amounts of these and other derivative instruments do not represent assets or liabilities of the company but, rather, are the basis for the settlements under the contract terms.

   	The company's Canadian subsidiary enters into currency futures contracts to hedge its exposure on live cattle purchase commitments in foreign currencies.
At December 27, 1997, the company had outstanding contracts to buy Canadian dollars totaling CDN$34.0 million at various dates through December 1998.
Comparable outstanding contracts at year-end 1996 totaled CDN$22.6 million.

   	There were no material realized or unrealized gains or losses for any derivative financial instruments in any of the fiscal years presented. The company monitors the risk of default by its financial instrument counter-parties, all of which are major financial institutions, and does not anticipate nonperformance.

   	Fair Value of Financial Instruments:
 	  The following methods and assumptions are used in estimating the fair value of each class of the company's financial instruments at December 27, 1997:

   	For cash equivalents, marketable securities, accounts receivable, notes payable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the short-term nature of these instruments.

  	For securities included in other assets, fair value is based upon quoted market prices for these or similar securities. The carrying amount approximates fair value for these securities.

   	For long-term debt, fair value was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At year-end 1997, the fair value exceeded the carrying value by $22.1 million. At year-end 1996, the carrying value exceeded the fair value by $9.3 million. The change in fair value from 1996 to 1997 was due largely to the addition of Foodbrands' 10.75% Senior Subordinated Notes. A general decline in market interest rates also impacted the change.

   	For derivatives, the fair value was estimated using termination cash values. At year-end 1997, interest rate swap agreement values would represent an obligation of $0.1 million. The fair value of foreign currency derivatives at December 27, 1997 would represent an obligation of $0.4 million and at December 28, 1996 would represent an obligation of $0.2 million.


J.	ACQUISITION

   	On May 7, 1997, the company, through a wholly-owned subsidiary, completed a merger with Foodbrands America, Inc. for approximately $287 million, excluding transaction costs, and assumed liabilities of approximately $528 million. Foodbrands is a leading U.S. producer, marketer and distributor of frozen and refrigerated products to the "away from home" food preparation market. The acquisition was accounted for by the purchase method of accounting. The excess of the aggregate purchase price over fair value of identifiable assets and liabilities acquired of approximately $463 million was recognized as goodwill and is being amortized over 40 years. Foodbrands' historical goodwill of approximately $182 million was eliminated.

   	The operating results of Foodbrands are included in IBP's consolidated results of operations from the date of acquisition. The following pro forma financial information assumes the acquisition occurred at the beginning of 1996. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1996, or of the results which may occur in the future (in thousands except per share data).

                                                52 Weeks Ended
                                          ---------------------------
                                            Dec. 27,        Dec. 28,
                                              1997            1996
                                          -----------     -----------
       Net sales                          $13,508,370     $13,283,587
       Earnings from operations               240,080         364,379
       Earnings before
         extraordinary item                   116,035         202,756
       Net earnings                           116,035         197,705
       Earning per share:
        Earnings before
          extraordinary item                    $1.25           $2.14
        Net earnings                             1.25            2.09
       Earnings per share -
        assuming dilution:
        Earnings before
          extraordinary item                     1.24            2.11
        Net earnings                             1.24            2.06

       The company made other acquisitions in 1997 for which pro forma results were not included above because the impact was not material.
                                    -15-




K.	PENSION PLANS:

IBP's subsidiary, Foodbrands America, Inc., has defined benefit pension plans at three of its facilities. The funded status of these defined benefit plans at December 27, 1997 is as follows (in thousands):

                                                           1997
                                                          -------
         Actuarial present value of benefit
          obligations:
            Vested benefit obligation                     $66,752
                                                           ======
            Accumulated benefit obligation                $68,933
                                                           ======

         Projected benefit obligation                     $68,933
         Plan assets at fair value                         65,110
                                                           ------
         Projected benefit obligation
          in excess of plan assets                          3,823
         Unrecognized net actuarial loss -
          difference in assumptions and actual
          experience                                         (317)
         Adjustment required to recognize
           additional minimum liabilty                        551
                                                           ------
         Accrued pension cost                             $ 4,057
                                                           ======

   	Plan assets are comprised of cash and cash equivalents and mutual funds investing primarily in interest bearing and equity securities. The funding policy for the plan at one facility is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, and the plans at the other two facilities are funded based upon a recommendation from the company's actuary. Such contributions for the plans at these two facilities have, in prior years, exceeded the minimum funding requirements.

   	Pension cost of the defined benefit plans for the full fiscal year 1997 was composed of the following (in thousands):

                                                   1997
                                                  ------
         Service cost for benefits
          earned during the year                 $   411
         Interest cost on projected
          benefit obligation                       4,956
         Return on plan assets                    (4,993)
                                                  ------
         Total pension cost                      $   374
                                                  ======


   	Actuarial assumptions used in determining the pension cost for fiscal 1997 included an expected long-term return on plan assets of 8.5% and a discount rate of 7.25%.

L.	POSTRETIREMENT MEDICAL BENEFITS

   	IBP's subsidiary, Foodbrands America, Inc., provides life insurance and medical benefits ("Postretirement Medical Benefits") for substantially all retired hourly and salaried employees of one of its subsidiaries under various defined benefit plans. Contributions are made by certain retired participants toward their Postretirement Medical Benefits.

   	The components of net periodic postretirement benefit cost for the full fiscal year ended December 27, 1997, were as follows (in thousands):

                                                           1997
                                                          ------
         Service cost                                     $  197
         Interest on accumulated benefit obligation        5,213
         Other                                                (2)
                                                           -----
         Net periodic postretirement benefit cost         $5,213
                                                           =====

	The actuarial and recorded liabilities for these Postretirement Medical Benefits at December 27, 1997, was as follows (in thousands):

                                                             1997
                                                           -------
         Accumulated postretirement benefit obligation:
            Retirees and dependents                        $62,624
            Actives mot fully eligible                       5,070
            Actives fully eligble                            1,716
                                                            ------
                                                            69,410
            Assets at fair value                                 9
                                                            ------
         Accumulated postretirement benefit obligation
            in excess of plan assets                        69,401
             Unrecognized net gain (loss)                   (1,259)
             Unrecognized prior service cost                   355
                                                            ------
         Liability recognized on the balance sheet          68,497
         Less current portion                                6,426
                                                            ------
         Noncurrent liability for postretirement
          medical benefits                                 $62,071
                                                            ======

   	For measuring the accumulated postretirement medical benefit obligation, a 9.9% annual rate of increase in the per capita claims cost was assumed for 1997. This rate was assumed to decrease gradually to 8.9% by 2000, 7.7% by 2005, and 6.5% by 2010 and remain at that level thereafter. The weighted average discount rate used in determining the accumlated obligation was 7.25% for fiscal 1997. The expected long-term rate of return on plan assets was 6.0% for fiscal 1997.

   	If the health care cost trend rate were increased 1.0%, the accumulated benefit obligation as of December 27, 1997 would have increased by $2.4 million. The effect of this change on the aggregate of service and interest cost for the year ended December 27, 1997 would be an increase of $0.2 million.

M.	EARNINGS PER SHARE
                                      For the Year Ended December 27, 1997
                                     -------------------------------------
                                       Earnings      Shares     Per Share
(in thousands, except per share      (Numerator)  (Denominator)   Amount
 amounts)                            -----------  ------------- ----------

Basic EPS
  Net earnings                         $117,014       92,651        $1.26
                                                                     ====
Effect of Dilutive Securities
  Stock options                                          957
  Officer long-term stock plans                          184
                                        -------       ------
Diluted EPS                            $117,014       93,792        $1.25
                                        =======       ======         ====


                                      For the Year Ended December 28, 1996
                                     --------------------------------------
                                       Earnings      Shares     Per Share
                                     (Numerator)  (Denominator)   Amount
                                     -----------  ------------- -----------
Basic EPS
  Net earnings                         $198,735       94,688        $2.10
                                                                     ====
Effect of Dilutive Securities
  Stock options                                        1,375
  Officer long-term stock plans                           27
                                        -------      -------
Diluted EPS                            $198,735       96,090        $2.07
                                        =======      =======         ====


                                      For the Year Ended December 30, 1995
                                     --------------------------------------
                                       Earnings      Shares     Per Share
                                     (Numerator)  (Denominator)   Amount
                                     -----------  ------------- -----------
Basic EPS
  Earnings before extraordinary item   $280,112       94,745        $2.96
                                                                     ====
Effect of Dilutive Securities
  Stock options                                        1,323
                                        -------        -----
Diluted EPS                            $280,112       96,068        $2.92
                                        =======       ======         ====


    The summary below lists stock options outstanding at the end of the fiscal years which were not included in the computations of diluted EPS because the option's exercise price was greater than the average market price of the common shares. These options had varying expiration dates.

                                           1997         1996         1995
                                          -----        -----        -----
Stock options excluded from Diluted
    EPS computation                       1,406          978          237

Average option price per share           $24.95       $25.70       $25.89



N.	 COMMITMENTS AND CONTINGENCIES:

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

  	 In July 1996, a lawsuit was filed against IBP by certain cattle producers in the U.S. District Court, Middle District of Alabama, seeking certification of a class of all cattle producers. The complaint alleges, inter alia, that IBP has used its market power and alleged "captive supply" agreements to reduce the prices paid to producers for cattle. Plaintiffs recently disclosed that, in addition to declaratory relief and punitive damages, they seek disgorgement of all profits earned in 1994, 1995 and 1996 in excess of what they deem a "fair" return. Management believes that class certification is unlikely and that, in any event, it has acted properly and lawfully in its dealings with cattle producers.

   	A former employee sued the company for slander and breach of fiduciary duty and was awarded $15,004,000, all of which was provided for in 1994.  On appeal, the Iowa Supreme Court reduced the amount to $2,000,000.  The company reduced its $15,000,000 reserve to $100,000 in the fourth quarter of 1996 and expects coverage for the remaining amount under its general liability insurance.

O.	QUARTERLY FINANCIAL DATA (UNAUDITED):

   	Quarterly results are summarized as follows: (In thousands except per share data)


                        First      Second       Third      Fourth
1997                  Quarter     Quarter     Quarter     Quarter       Annual
----                  -------     -------     -------     -------       ------

Net sales          $3,134,591  $3,448,337  $3,416,706  $3,259,150  $13,258,784
Gross profit           83,319     119,496     125,441     114,636      442,892
Net earnings           32,310      33,864      29,121      21,719      117,014
Earnings per share        .34         .37         .32         .23         1.26
Earnings per share -
 assuming dilution        .34         .36         .31         .23         1.25
Dividends per share      .025        .025        .025        .025          .10
Market price:
  High                 25 1/2      25 1/2      24 1/4          25
  Low                      23      22 3/4     22 9/16    20 11/16


1996
----
Net sales          $3,084,722  $3,260,268  $3,175,940  $3,017,823  $12,538,753
Gross profit          117,900     175,587      94,472      55,623      443,582
Net earnings           53,027      86,988      40,467      18,253      198,735
Earnings per share        .56         .92         .43         .19         2.10
Earning per share -
 assuming dilution        .55         .90         .42         .19         2.07
Dividends per share      .025        .025        .025        .025          .10
Market price:
  High                 27 1/8      28 7/8      27 5/8      26 1/2
  Low                  23 1/4      23 3/8      22 3/4      23 1/8

          	            	MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

   	Gross profit, measured as a percentage of net sales, decreased to 3.3% in 1997 from 3.5% in 1996. Excluding results of new acquisitions Foodbrands America, Inc. and The Bruss Company (see descriptions of acquisitions below), gross profit fell to 2.5% in 1997. IBP's fresh meats margins were reduced by increasing supplies of competing meats and new plant start up losses at the company's beef processing facility in Canada, pork complex in Logansport, Indiana, and cooked meats plant in Columbia, South Carolina. In addition, export demand in important Asian markets was slowed in the latter part of 1997 by food safety scares and a stronger U.S. dollar versus Asian currencies.

   	Livestock Supplies

   	IBP's fed beef carcass production and plant capacity utilization were virtually the same in 1997 as in 1996, although higher average live animal weights produced an increase in pounds of beef products sold. Meanwhile, cow division production decreased 13% versus 1996 and the company processed 2.5% fewer hogs in 1997 from the previous year.

   	According to the U.S. Department of Agriculture ("USDA") and industry sources, fed cattle supplies for the first few months of 1998 will be above 1997 levels, followed by a period of declining supplies over the remainder of the year. Overall, 1998 cattle supplies are expected to be down 1% to 2% from the previous year. Cow slaughter is also expected to be lower in 1998 than in 1997. On the other hand, industry sources expect that live hog supplies will be approximately 6% higher in 1998 compared to a year earlier.

   	Strategic Growth

   	The company made several strategic moves in 1997 to expand its presence in higher growth and margin businesses and to realign its available fresh meats production base to capitalize on shifting concentrations of livestock supplies. These moves included business acquisitions and plant expansions and shutdowns.

   	Acquisitions of Foodbrands America, Inc. ("Foodbrands") and the Bruss Company ("Bruss") were completed in the second quarter 1997. The Foodbrands purchase, effective as of May 7, 1997, has extended the company's product base into value-added, branded food products. Foodbrands is a leading U.S. producer, marketer and distributor of frozen and refrigerated products to the "away from home" food preparation market, which is a fast-growing segment of the food industry. An industry leader in pizza toppings sales, Foodbrands is also a major provider of value-added, pork-based products to the foodservice industry. Foodbrands produces over 1,600 branded and custom products, including pizza toppings and crusts, ethnic specialty foods, breaded appetizers, soups, sauces and side dishes as well as deli meats and processed beef, pork and poultry products. The Bruss purchase, effected as of May 30, 1997, has brought to IBP a processor of individual cuts of premium quality beef and pork for sale to restaurants both domestically and internationally. Both companies contributed positively to net earnings in 1997.

   	IBP's fresh meats division introduced a new line of "Consumer Friendly" beef and pork cuts in 1997 that are packaged for immediate sale in the retail meat case. The product line offers advantages to the retailer in increased food safety, a longer product shelf life and reduced handling costs. For the consumer, the cuts are closely trimmed and include cooking instructions and/or seasonings for ease of use.

   	Foodbrands purchased a bacon topping manufacturer, Winchester Food Processing, Inc., in Hutchinson, Kansas, in the third quarter 1997. This company, with projected net sales of approximately $25 million annually, produces bacon toppings and bacon bits for the foodservice industry.

   	The company acquired a major ground beef manufacturing plant in Columbus, Nebraska, in August 1997. The plant is building its production and customer bases and will enhance IBP's presence in a growing segment of retail and foodservice markets.

   	Production Realignment

   	In the fresh meats division, boxed beef production at the company's Alberta, Canada, facility commenced in early 1997. In early 1998, management announced plans to permanently close its Luverne, Minnesota, carcass beef plant in March 1998. Available production capacity at other IBP beef plants is sufficient to offset lost production from the Luverne facility.

   	Fresh pork production capacity was increased at some IBP plants and reduced or discontinued at others.  The company's Logansport, Indiana, pork complex began a second production shift in 1997 while activities at the Louisa County,
Iowa, facility were reduced to one shift from two shifts and carcass production ceased at the Council Bluffs, Iowa, complex.

   	The company also transferred the management responsibility of three of its Consumer Products foodservice plants to Foodbrands. This move brings
Foodbrands' production, marketing and distribution expertise to those facilities and gives Foodbrands added capacity and flexibility in growing its related businesses.

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

COMPARISON OF 1997 TO 1996

   	SALES

   	Net sales in 1997 rose 6% compared to 1996, with Foodbrands and Bruss accounting for most of the increase. In IBP's comparative core operations, 1997 net sales were up slightly from 1996 due primarily to increased pounds of beef products sold.
	-21-

   	Net export sales in 1997 were also slightly higher in comparison to 1996. Except for Japan, the company achieved positive year-over-year comparisons in all significant export markets. Exports to Japan improved throughout most of 1997 from the second half of 1996. A food safety scare had sharply curtailed U.S. red meat sales into Japan in 1996. The Asian financial crisis began to adversely impact exports late in 1997 as the strengthening U.S. dollar made American products more expensive for Japanese customers. Total net exports accounted for 12.7% of consolidated net sales in 1997 versus 13.4% in 1996.
The USDA has predicted that U.S. red meat exports will decline in 1998.
They foresee improved sales to Mexico and other Central and South American destinations being more than offset by lower sales to Pacific Rim countries.
The stronger U.S. dollar in relation to Asian currencies as well as currencies of competing exporters to Asia (e.g., Australia) will make exports to the Pacific Rim more difficult for U.S. companies.

   	COST OF PRODUCTS SOLD

	   The 6% increase in cost of products sold from 1996 to 1997 was due largely to the impact of Foodbrands and Bruss.  Excluding the impact of these entities,
IBP's core fresh meats costs in 1997 compared to 1996 increased due primarily to the new plant start ups in Alberta, Canada, Logansport, Indiana, and
Columbia, South Carolina.  A higher average price paid for live cattle also contributed to higher cost of products sold.  Plant costs in 1997 for comparable operations increased over 1996 primarily as a result of higher labor costs.  Additionally, 1996 cost of products sold was reduced $13 million (after bonus impact) by reduction of a workers' compensation lawsuit reserve.

   	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

   	Selling, general and administrative expense in 1997 was 79% higher than in 1996 due primarily to expenses incurred at Foodbrands. Foodbrands' selling expense is much higher as a percentage of net sales compared to IBP's fresh meats operations due to the value-added nature of their respective product lines which require higher levels of customer contact, broker relationships, brand name development and promotional costs. The company expects that selling expense will continue to be significantly higher than in periods prior to the Foodbrands acquisition.

   	Excluding the impact of the Foodbrands and Bruss acquisitions, 1997 expenses were slightly higher than in the prior year due in part to higher personnel-related costs, outside contract services and international selling expense. These higher costs were partially offset by reduced incentive compensation resulting from lower operating earnings.

   	INTEREST EXPENSE

   	Net interest expense rose significantly in 1997 versus 1996 due mainly to the Foodbrands and Bruss acquisitions. Incremental borrowings were necessary to acquire these companies and Foodbrands had existing debt of $341 million at the purchase date. Total consolidated outstanding borrowings averaged
$654 million in 1997 compared to $265 million in 1996. The company's effective average interest rate increased also, due primarily to the addition of Foodbrands' $112 million of 10.75% Senior Subordinated Notes. Management expects that net interest expense in the foreseeable future will continue to be significantly higher than in 1996.

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

 	  The cost of products sold in 1996 was reduced $13 million (after bonus impact) by reduction of a workers' compensation lawsuit reserve due to favorable developments in the fourth quarter 1996. In addition, 1995 cost of products sold included $18 million (after bonus impact) for a second quarter adjustment to salvage value for most fixed assets to better reflect actual experience.

 	  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

 	  Reduced incentive compensation based upon lower 1996 operating earnings was the most significant factor in the 3% decrease in 1996 expense from 1995. Administrative costs were higher in 1996 as a result of higher personnel
-related costs to support the company's expanding operations. Selling expense also increased in 1996 over 1995 due principally to higher international selling costs as the company added foreign service centers in Korea and Taiwan.

 	  INTEREST EXPENSE

 	  Net interest expense in 1996 fell 84% from the year earlier. These reductions resulted in part from a lower effective interest rate due to the refinancing of substantially all of IBP's long-term obligations at lower rates early in 1996. Additionally, 1996 borrowings averaged almost $100 million less than in 1995 due to continued strong operating cash flows.

LIQUIDITY AND CAPITAL RESOURCES

   	The meat processing industry is characterized by significant working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about ten days to turn its product inventories and fifteen days to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock, can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the company's credit facilities (more fully described in Note C to the consolidated financial statements) provide IBP with same-day access to an aggregate of $600 million in potential committed borrowings. The unused portion of the credit lines was $295 million at December 27, 1997 and was $300 million at the end of fiscal January 1998.

   	Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital, asset-based liquidity, and leverage ratios:

                               	     December 27,   December 28,
                                            1997           1996
                                         ------------   ------------

     Working capital (in millions)           $207           $541
     Current ratio                          1.2:1          1.9:1
     Quick ratio                            0.7:1          1.3:1
     Number of days' sales in
       accounts receivable                   15.3           14.0
     Inventory turnover                      35.2           40.3
     Earnings to fixed charges                4.3           14.5

	   The acquisitions of Foodbrands and Bruss necessitated an increase in short-
term borrowings ($192 million as of December 27, 1997 versus $0 as of December
28, 1996), thus reducing the company's working capital and associated ratios.
Also, the company liquidated most of its short-term investments which were classified as cash equivalents and marketable securities to help fund the acquisitions and other cash requirements.  Additionally, the nature of the new subsidiaries' businesses (e.g., product lines, distribution channels, customers and credit terms) is closer to the final consumer than is IBP's fresh meats business.  Correspondingly, receivables and inventory turnover rates are typically slower for such businesses with value-added products.  For comparative IBP operations, receivables and inventory turnover rates for the company's fresh meats operations in 1997 were comparable with 1996 rates.

   	Immediately after acquiring Foodbrands in early May 1997, IBP borrowed against its $500 million revolving credit facility to pay off Foodbrands' higher interest-rate bank debt totaling $211 million. As of December 27, 1997, Foodbrands had $115 million of 10.75% Senior Subordinated Notes still outstanding, $3 million of which was held by IBP.

   	In May 1997, the company entered into a one-year, $100 million credit agreement with Bank of America. This credit agreement gives the company additional short-term borrowing capacity and flexibility given the increased borrowings against the existing $500 million revolving credit facility.

   	In June 1997, the company completed its offering of $125 million principal amount of 7.45% Senior Notes due 2007. Proceeds from the offering were used ultimately to reduce borrowings under IBP's revolving credit facilities.

   	In January 1998, the company settled and closed its public offering of $50 million aggregate principal amount of 6.00% Remarketable or Redeemable
Securities, due January 15, 2011 (the "6.00% Securities"). The net proceeds from the 6.00% Securities were added to the company's working capital. The
6.00% Securities were a series of notes issued under the company's $300 million aggregate principal amount, Medium-Term Notes program which commenced in December 1997, and which in turn is part of the $500 million aggregate principal amount, Debt Securities program registered with the Securities and Exchange Commission.

   	Capital expenditures in 1997 totaled $134 million compared to $171 million in 1996. Current year spending was primarily for equipment replacements and modifications to existing facilities as well as the addition of processing facilities at the company's Brooks, Alberta, Canada, beef plant.

   	Management's estimate of 1998 capital spending is in the range of $175 million, which the company intends to fund from operating cash flows and available debt facilities.

YEAR 2000

 	  Management has assessed the capability of its computer-based systems to properly handle dates of January 1, 2000 and beyond. Necessary modifications to systems have been identified and have either been implemented or are in the process of being implemented. Management believes these issues are being addressed appropriately and expects that costs incurred to complete the modifications will not be material.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of IBP, inc.

 	  We have audited the accompanying consolidated balance sheets of IBP, inc.
and subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 27, 1997.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

   	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBP, inc. and subsidiaries as of December 27, 1997 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
Omaha, Nebraska
January 23, 1998


               REPORT ON FINANCIAL STATEMENT INTEGRITY BY MANAGEMENT

To our stockholders:

   	IBP's consolidated financial statements have been prepared by management and we are responsible for their integrity and objectivity. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). We believe these statements present fairly the company's financial position and results of operations.

   	Our independent auditors, Coopers & Lybrand L.L.P., have audited these consolidated financial statements. Their audit was conducted using generally accepted auditing standards, which included consideration of our internal controls in order to form an independent opinion on the financial statements. We have made available to Coopers & Lybrand L.L.P. all the company's financial records, as well as the minutes of meetings of stockholders and directors.

   	IBP relies on a system of internal accounting controls to provide assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these controls, modifying and improving them as business operations change.  IBP maintains a strong internal auditing department that independently reviews and evaluates these controls as well.

   	The Audit Committee of the Board of Directors provides oversight to ensure the integrity and objectivity of the company's financial reporting process and the independence of our internal and external auditors. Both internal audit and Coopers & Lybrand L.L.P. have complete access to the Board's Audit Committee with or without the presence of management personnel.

   	Our management team is responsible for proactively fostering a strong climate of ethical conduct so that the company's affairs are carried out according to the highest standards of personal and corporate behavior. This responsibility is specifically demonstrated in IBP's conflict of interest policy which requires annual written acknowledgment by each and every officer and those management personnel so designated.

   	We are pleased to present this annual report and the accompanying consolidated financial statements for your review and consideration.


Most sincerely,


/s/ Robert L. Peterson                            /s/ Larry Shipley
-------------------------                         --------------------
Robert L. Peterson                                Larry Shipley
Chairman and Chief Executive Officer              President, IBP Enterprises
IBP, inc.                                           & Chief Financial Officer
                                                  IBP, inc.