Form 10-K, Exhibit 13
period 1998-12-26
IBP INC
filed 1999-03-25
CIK 52477

IBP, inc. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                   (In thousands, except share and per share data)

                                                    December 26,  December 27,
                                                        1998          1997
                                                    ------------  ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                          $   27,254    $   69,022
  Marketable securities                                   1,400         3,120
  Accounts receivable, less allowance for
    doubtful accounts of $12,111 and $10,063            599,999       564,125
  Inventories (Note B)                                  405,418       389,753
  Deferred income tax benefits (Note E)                  51,761        48,602
  Prepaid expenses                                       10,983         9,305
                                                      ---------     ---------
    TOTAL CURRENT ASSETS                              1,096,815     1,083,927
                                                      ---------     ---------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and land improvements                            106,492       108,055
  Buildings and stockyards                              544,711       501,166
  Equipment                                           1,096,571     1,053,983
                                                      ---------     ---------
                                                      1,747,774     1,663,204
  Accumulated depreciation and amortization            (843,937)     (774,694)
                                                      ---------     ---------
                                                        903,837       888,510
  Construction in progress                              168,256       128,572
                                                      ---------     ---------
                                                      1,072,093     1,017,082
OTHER ASSETS:                                         ---------     ---------
  Goodwill, net of accumulated amortization
    of $158,808 and $137,996                            724,089       671,557
  Other                                                 115,099        66,375
                                                      ---------     ---------
                                                        839,188       737,932
                                                      ---------     ---------
                                                     $3,008,096    $2,838,941
                                                      =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note D)     $  565,517    $  569,641
  Notes payable to banks (Note C)                       140,967       192,010
  Federal and state income taxes                        152,122       106,375
  Deferred income taxes (Note E)                          1,818         4,266
  Other                                                   5,388         4,526
                                                      -----------   ---------
    TOTAL CURRENT LIABILITIES                           865,812       876,818
LONG-TERM OBLIGATIONS (Notes C and F)                   575,522       568,281
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes (Note E)                         17,037        15,446
  Other                                                 148,811       141,327
                                                      ---------     ---------
                                                        165,848       156,773
                                                      ---------     ---------
COMMITMENTS AND CONTINGENCIES (Notes N and O)
STOCKHOLDERS' EQUITY (Note G):
  Preferred stock, 25,000,000 shares
    authorized; none issued
  Common stock, $.05 par value per share;
    authorized 200,000,000 shares;
    issued 95,000,000 shares                              4,750         4,750
  Additional paid-in capital                            405,278       406,952
  Retained earnings                                   1,067,725       886,964
  Accumulated other comprehensive income                (16,456)       (6,114)
  Treasury stock, at cost, 2,686,188
    and 2,414,349 shares                                (60,383)      (55,483)
                                                      ---------     ---------
    TOTAL STOCKHOLDERS' EQUITY                        1,400,914     1,237,069
                                                      ---------     ---------
                                                     $3,008,096    $2,838,941
                                                      =========     =========
See notes to consolidated financial statements.




                              IBP, inc. AND SUBSIDIARIES
                          	CONSOLIDATED STATEMENTS OF EARNINGS
                         (In thousands, except per share data)


                                                 52 Weeks Ended
                                  -------------------------------------------
                                  December 26,    December 27,   December 28,
                                      1998            1997           1996
                                  ------------    ------------   ------------


 Net sales (Note A)               $12,848,635     $13,258,784    $12,538,753
 Cost of products sold             12,186,427      12,815,892     12,095,171
                                   ----------      ----------     ----------
 Gross profit                         662,208         442,892        443,582

 Selling, general and
     administrative expense           288,473         216,176        120,674
                                   ----------      ----------     ----------
 Earnings from operations             373,735         226,716        322,908

 Interest:
   Incurred                           (55,653)        (50,001)       (19,536)
   Capitalized                          7,976           6,933          6,813
   Income                               4,464           5,066          9,350
                                   ----------      ----------     ----------
                                      (43,213)        (38,002)        (3,373)
                                   ----------      ----------     ----------
 Earnings before income taxes
   and extraordinary item             330,522         188,714        319,535

 Income taxes (Note E)                125,700          71,700        120,800
                                   ----------      ----------     ----------
 Earnings before extraordinary
   item                               204,822         117,014        198,735

 Extraordinary loss on early
   extinguishment of debt,
   less applicable taxes
   (Note F)                           (14,815)           -              -
                                   ----------      ----------     ----------

 Net earnings                     $   190,007     $   117,014    $   198,735
                                   ==========      ==========     ==========


 Earnings per share (Note K):
   Earnings before extraordinary
     item                               $2.21           $1.26          $2.10
   Extraordinary item                    (.16)            -              -
                                         ----            ----           ----
   Net earnings                         $2.05           $1.26          $2.10
                                         ====            ====           ====

 Earnings per share - assuming dilution:
   Earnings before extraordinary
     item                               $2.19           $1.25          $2.07
   Extraordinary item                    (.16)            -              -
                                         ----            ----           ----
   Net earnings                         $2.03           $1.25          $2.07
                                         ====            ====           ====

 See notes to consolidated financial statements.






                                        IBP,inc. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                         AND COMPREHENSIVE INCOME
                                   (in thousands, except per share data)

                                                                               Accumulated
                                                        Additional               Other
                                              Common     Paid-in    Retained  Comprehensive  Treasury
                                    Total      Stock     Capital    Earnings     Income       Stock
                                 ----------   ------   ----------  ---------  -------------  --------


Balances, December 30, 1995      $1,022,939    $4,750   $432,726   $ 589,936    $    116     $(4,589)
Comprehensive income:             ---------
 Net earnings                       198,735                          198,735
 Other comprehensive income:
    Foreign currency
      translation adjustments          (148)                                        (148)
                                  ---------
Comprehensive income                198,587
                                  ---------
Dividends declared on common
 stock, $.10 per share               (9,472)                         (9,472)
Treasury shares purchased           (15,405)                                                 (15,405)
Treasury share delivered under
   employee stock plans               7,006              (5,270)                              12,276
                                  ---------     -----   -------     -------       ------      ------
Balances, December 28, 1996       1,203,655     4,750   427,456     779,199          (32)     (7,718)
                                  ---------
Comprehensive income:
 Net earnings                       117,014                         117,014
 Other comprehensive income:
    Foreign currency
      translation adjustments        (6,082)                                      (6,082)
                                  ---------
Comprehensive income                110,932
                                  ---------
Dividends declared on common
 stock, $.10 per share               (9,249)                         (9,249)
Treasury shares purchased           (73,915)                                                 (73,915)
Treasury share delivered under
   employee stock plans               5,646             (20,504)                              26,150
                                  ---------     -----   -------     -------       -----      -------
Balances, December 27, 1997       1,237,069     4,750   406,952     886,964      (6,114)     (55,483)
                                  ---------
Comprehensive income:
 Net earnings                       190,007                         190,007
 Other comprehensive income:
    Foreign currency
      translation adjustments       (10,342)                                    (10,342)
                                  ---------
Comprehensive income                179,665
                                  ---------
Dividends declared on common
 stock, $.10 per share               (9,246)                         (9,246)
Treasury shares purchased           (12,370)                                                 (12,370)
Treasury share delivered under
   employee stock plans               5,796              (1,674)                               7,470
                                  ---------     -----   -------    ---------   --------      -------
Balances, December 26, 1998      $1,400,914    $4,750  $405,278   $1,067,725  $ (16,456)    $(60,383)
                                  =========     =====   =======    =========   ========      =======


See notes to consolidated financial statements.



                                IBP, inc. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (In thousands)
                                                        52 Weeks Ended
                                             --------------------------------
                                             Dec. 26,    Dec. 27,   Dec. 28,
                                                1998        1997      1996
                                             --------    --------   ---------
                                                       Inflows (outflows)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                $190,007   $ 117,014   $ 198,735
                                              -------    --------    --------
 Adjustments to reconcile net earnings
  to cash flows from operations:
   Depreciation and amortization              100,821      92,292      73,910
   Amortization of intangible asts             25,405      17,638       8,780
   Deferred income tax (benefit)rovision       (5,300)      1,175       7,500
   Extraordinary loss on
    extinguishment of debt                     14,815        -           -
   Working capital changes, net of
      effects of acquisitions:
    Accounts payable and accrued
     liabilities                               71,936     (21,901)    (57,976)
    Accounts receivable                       (32,070)    (16,069)     28,950
    Inventories                               (13,773)    (11,761)      3,912
   Other adjustments, net                       8,989       9,529       4,167
                                              -------    --------    --------
                                              170,823      70,903      69,243
Net cash flows provided by
operating activities                          360,830     187,917     267,978
                                              -------     -------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from disposals of marketable
  securities                                  257,721     403,723     922,051
 Purchases of marketable securities          (250,954)   (237,243) (1,043,180)
 Capital expenditures                        (245,692)   (133,925)   (170,664)
 Investment in life insurance contracts       (38,000)     (4,000)       -
 Payments for stock of new subsidiaries,
  net of cash acquired                           -       (324,891)       -
 Other investing activities, net               (2,051)      9,855       1,944
                                              -------     -------    --------
Net cash flows used in investing
  activities                                 (278,976)   (286,481)   (289,849)
                                              -------     --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term
  obligations                                (114,371)   (212,054)       (615)
 Proceeds from issuance of long-term debt      49,773     132,187     197,878
 Net change in checks in process of
  clearance                                   (29,464)     (7,715)     22,520
 Premiums paid on early retirement of debt    (20,636)       -           -
 Increase (decrease) in short-term debt        11,000     238,500    (200,000)
 Dividends paid                                (9,252)     (9,300)     (9,473)
 Purchases of treasury stock                  (12,370)    (73,915)     (3,129)
 Other financing activities, net                3,246       6,465      (7,497)
                                              -------     -------     -------
 Net cash flows (used in) provided by
   financing activities                      (122,074)     74,168        (316)
                                              -------     -------     -------
Effect of exchange rate on cash and
   cash equivalents                            (1,548)       (746)         74
                                              -------     -------      ------
Net change in cash and cash equivalents       (41,768)    (25,142)    (22,113)
Cash and cash equivalents at beginning
  of year                                      69,022      94,164     116,277
                                              -------     -------    --------
Cash and cash equivalents at end of year     $ 27,254    $ 69,022   $  94,164
                                              =======     ========   ========
See notes to consolidated financial statements.




                      IBP, inc. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 26, 1998, DECEMBER 27, 1997
                           AND DECEMBER 28, 1996

      (Columnar amounts in thousands, except per share amounts)

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

  	FISCAL YEAR - IBP's fiscal year ends on the last Saturday of the calendar year. Fiscal years 1998, 1997 and 1996 all consisted of 52 weeks.

  	EXPORT SALES - In 1998, 1997 and 1996, net export sales, principally to customers in Asia and also to destinations in the Americas and Europe, amounted to $1.6 billion, $1.7 billion and $1.7 billion, respectively.

  	STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, management considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.
Such investments are carried at cost, which approximates fair value.

  	DERIVATIVE INSTRUMENTS - To manage interest rate and currency exposures, the company uses interest rate swaps and currency forward contracts. IBP specifically designates interest rate swaps as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur. Gains and losses related to foreign currency hedges of firmly committed transactions are deferred and are recognized in income when the hedged transaction occurs.

  	To manage its commodity exposures, the company uses commodity futures, options and forward contracts. These instruments are used primarily in forward purchases of livestock and, to a lesser extent, forward sales of products. The company accounts for these instruments as hedges of specific lots of livestock or sales and any gain or loss is not recognized until the hedged transaction occurs.

  		Livestock hedging gains or losses are included in cost of products sold while forward sales hedging transactions are recorded in net sales. Cash flows related to derivative financial instruments are classified in the statement of cash flows in a manner consistent with those of transactions being hedged.

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

  	ACCOUNTING CHANGES - In 1998, the company adopted Statement of
Financial Accounting Standards ("SFAS") No. 130, "Reporting
Comprehensive Income" (see "Consolidated Statements of Changes in
Stockholders' Equity and Comprehensive Income" and below), SFAS No.
131, "Disclosures About Segments of an Enterprise" (see Note M) and
SFAS No. 132, "Employers' Disclosures about Pensions and Other
Postretirement Benefits" (see Note J). These standards expand or modify disclosures and have no effect on the company's consolidated financial position, results of operations or cash flows. Information for prior years has been restated to conform to the requirements of these standards.

  	In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued, and is effective no later than the first quarter of fiscal 2000. Based upon the company's current level of derivatives activity, management expects that this standard will not materially affect the company's financial position or results of operations.

   COMPREHENSIVE INCOME - Comprehensive income consists of net earnings and foreign currency translation adjustments. Management considers its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.
There are no reclassification adjustments to be reported in the periods presented.

   RECLASSIFICATIONS - Certain reclassifications have been made to prior financial statements to conform to the current year presentation.


B.	INVENTORIES:

  	Inventories are comprised of the following:

                                  December 26,      December 27,
                                     1998              1997
                                  ------------      ------------
        Product inventories:
           Raw materials           $ 22,552           $ 22,952
           Work in process           69,790             82,679
           Finished goods           148,542            165,970
                                    -------            -------
                                    240,884            271,601
        Livestock                    89,321             45,908
        Supplies                     75,213             72,244
                                    -------            -------
                                   $405,418           $389,753
                                    =======            =======

C.	CREDIT ARRANGEMENTS:

  	At December 26, 1998, IBP had in place two committed revolving credit facilities totaling $600 million in potential borrowings. These facilities include a $500 million multi-year credit facility (the "Multi-
Year Facility") and a $100 million revolving promissory note (the
"Promissory Note"). From time to time, IBP also may use uncommitted lines of credit for some or all of its short-term borrowing needs.

  	The Multi-Year Facility is a revolving facility with a maturity date of December 20, 2000, which may be extended for one-year increments annually during the revolving period with consent of the banks involved.
Facility fees can vary from .085 to .200 of 1% on the total amount of the facility.

  	The Promissory Note with Bank of America was extended on May 1, 1998 and matures on April 30, 1999.

  	There were total borrowings of $225 million outstanding under the revolving facilities at December 26, 1998, $50 million of which was classified as current liabilities. IBP also had $91 million of short-term borrowings outstanding at year-end 1998 under uncommitted credit lines. The remaining $175 million under revolving facilities, which IBP does not intend to repay within one year, was classified as non-current in the consolidated balance sheet. The interest rate at December 26, 1998 on the non-current portion was 5.4%.

  	During fiscal 1998, the maximum amount of borrowings under all of IBP's credit arrangements, including any amounts considered non-current, was $529 million. Average borrowings under IBP's credit arrangements and the weighted average interest rate during fiscal 1998 were $423 million and 5.8%. The comparable 1997 figures were average borrowings of $281 million and an average interest rate of 5.9%.

  	IBP's credit facility agreements contain certain restrictive covenants which, among other things, (1) require the maintenance of a minimum debt service coverage ratio; and (2) provide for a maximum funded debt ratio.


D.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

  	Accounts payable and accrued expenses are comprised of the
following:
                                   December 26,    December 27,
                                       1998            1997
                                   ------------    ------------

   Accounts payable, principally
     trade creditors                 $220,972       $219,449
                                      -------        -------
   Checks in process of clearance      94,888        126,279
                                      -------        -------
   Accrued expenses:
     Employee compensation             74,728         73,724
     Employee benefits                 34,771         34,733
     Property and other taxes          24,809         25,886
     Marketing costs                   14,352         13,808
     Other                            100,997         75,762
                                      -------        -------
                                      249,657        223,913
                                      -------        -------
                                     $565,517       $569,641
                                      =======        =======

E.	INCOME TAXES:

   Income tax expense consists of the following:

                              1998           1997            1996
                             ------         -------         -------

        Current:
          Federal           $118,260       $ 72,000        $100,775
          State               13,380          3,825           8,275
          Foreign               (640)        (5,300)          4,250
                             -------         ------         -------
                             131,000         70,525         113,300
                             -------        -------         -------
        Deferred:
          Federal             (5,630)         3,100           6,575
          State                  480            300             550
          Foreign               (150)        (2,225)            375
                             -------        -------         -------
                              (5,300)         1,175           7,500
                             -------        -------         -------
                            $125,700       $ 71,700        $120,800
                             =======        =======         =======

  	Total income tax expense varies from the amount which would be provided by applying the U.S. federal income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percentage of pre-tax earnings) are as follows:


                                1998           1997          1996
                                ----           ----          ----

  Federal income tax rate       35.0%          35.0%         35.0%
  State income taxes, net
   of federal benefit            2.9            1.7           1.7
  Goodwill amortization          1.8            2.5           0.8
  Foreign Sales Corporation
   benefits                     (0.4)          (0.8)         (0.5)
  Other, net                    (1.3)          (0.4)           .8
                                ----           ----          ----
                                38.0%          38.0%         37.8%
                                ====           ====          ====

  	The Internal Revenue Service (IRS) has proposed certain income tax adjustments which are being contested by the company involving the years
1989 through 1991. The IRS is currently examining the years 1992 through 1996. In management's opinion, adequate provisions for income taxes have been made for all years.

  	Deferred income tax liabilities and assets were comprised of the following:

                                       December 26,     December 27,
                                           1998             1997
                                       -----------      ------------

Deferred tax assets:
    Nondeductible accrued liabilities    $ 95,085          $ 90,281
    State tax credit carryforwards          8,543             9,996
    Bad debt and claims reserves            4,372             3,598
    Federal and state operating
     loss carryforwards                    20,874            27,404
    Other                                   2,987             2,829
                                          -------           -------
    Gross deferred tax assets             131,861           134,108
    Valuation allowance                    (8,543)           (9,996)
                                          -------           -------
    Net deferred tax assets               123,318           124,112
                                          -------           -------

Deferred tax liabilities:
    Fixed assets                          (75,107)          (82,746)
    Intangible assets                     (11,445)           (8,210)
    Other                                  (3,860)           (4,266)
                                          -------           -------
                                          (90,412)          (95,222)
                                          -------           -------
                                         $ 32,906          $ 28,890
                                          =======           =======

  	The net $1.5 million decrease in the valuation allowance for deferred tax assets was the result of net utilization of state tax credit carryforwards. No benefit has been recognized for these state tax credit carryforwards, most of which expire in the years 2004 through 2008.

  	At December 26, 1998, after considering utilization restrictions, the company's acquired tax loss carryforwards approximated $65.9 million.
The net operating loss carryforwards, which are subject to utilization limitations due to ownership changes, may be utilized to offset future taxable income as follows: $16.0 million in 1999 and 2000, $16.1 million in 2001 and 2002 and $1.7 million in 2003. Loss carryforwards not utilized in the first year that they are available may be carried over and utilized in subsequent years, subject to their expiration provisions.
These carryforwards expire as follows: $0.3 million in 2000, $4.2 million in 2001, $17.2 million in 2002, and $44.2 million during the years 2004 through 2009.


F.	LONG-TERM OBLIGATIONS:

  	Long-term obligations are summarized as follows:
                                        December 26,    December 27,
                                            1998            1997
                                        ------------    ------------

         Revolving credit facilities      $175,000        $112,950
         7.45% Senior Notes due 2007       125,000         125,000
         10.75% Senior Subordinated
           Notes due 2006                     -            112,050
         6.125% Senior Notes due 2006      100,000         100,000
         7.125% Senior Notes due 2026      100,000         100,000
         6.0% Securities due 2011           50,000            -
         Present value of minimum
           capital lease obligations        27,526          19,093
         Other                               1,076           1,400
                                           -------         -------
                                           578,602         570,493
         Less amounts due within one
           year                              3,080           2,212
                                           -------         -------
                                          $575,522        $568,281
                                           =======         =======

  	In June 1997, the company completed its public offering of $125 million principal amount of 7.45% Senior Notes due 2007. Net proceeds from the offering were ultimately used to reduce borrowings under IBP's revolving credit facilities.

  	On January 15, 1998, the company settled and closed its public offering of $50 million aggregate principal amount of 6.0% Remarketable or Redeemable Securities, due January 15, 2011 (the "6.0% Securities").
The net proceeds from the 6.0% Securities were added to the company's working capital. The 6.0% Securities were the first series of notes issued under the company's $300 million aggregate principal amount, Medium-Term Notes program which commenced on December 12, 1997.

  	During the first quarter 1998, the company completed its purchase of all of the $112 million outstanding 10.75% Senior Subordinated Notes of its wholly-owned subsidiary, Foodbrands America, Inc. Net prepayment premiums, accelerated amortization of unamortized deferred financing costs, and transaction expenses totaled $24 million, before applicable income tax benefit of $9 million, and was accounted for as an extraordinary loss.

  	The purchase of these obligations by IBP was funded with available credit facilities and will likely be refinanced at a later date under the company's $300 million registered Medium-Term Notes program. The portion of borrowings under IBP's revolving credit facilities considered long-term increased to $175 million at December 26, 1998 from $113 million at December 27, 1997.

  	Substantially all of the leased assets under capital leases can be purchased by IBP at the end of the respective lease terms. Leased assets, which are included with owned property in the consolidated balance sheets, at cost totaled $31 million; accumulated amortization on these assets totaled $9 million.

  	Aggregate maturities of long-term obligations for each of the five fiscal years subsequent to 1998 are (in millions) $3.1; $177.7; $3.8;
$2.1 and $51.1.


G.	STOCK PLANS:

  	Officer Long-Term Stock Plans:
  	IBP has officer long-term stock plans which provide for awards to key officers of IBP which, subject to certain restrictions, will vest generally after five years resulting in the delivery of shares of common stock over the one-year period following such vesting. At December 26, 1998, there were approximately 720,000 shares available for future awards under the plans. For approximately 125,000 shares (average grant price of $18.86) granted under the plans, the company is obligated to pay the mandatory federal withholding and Medicare taxes upon delivery of the shares. The company recognized compensation expense for these plans totaling $2.3 million, $3.3 million and $3.0 million, respectively, in 1998, 1997 and 1996.

   The status of shares under the officer long-term stock plans is summarized as follows:

                                     Number of      Weighted Average
                                      Shares         Price per Share
                                     ---------     -----------------

  Balance, December 30, 1995          1,274.8            $10.57
    Granted                              55.6             25.10
    Delivered                            (9.5)             8.28
    Forfeited                              -                -
                                      -------------------------
  Balance, December 28, 1996          1,320.9             11.07
    Granted                             260.1             21.14
    Delivered                        (1,020.0)             8.41
    Forfeited                           (10.2)            18.36
                                      -------------------------
  Balance, December 27, 1997            550.8             20.48
    Granted                              48.7             23.94
    Delivered                              -                -
    Forfeited                            (9.3)            21.48
                                      -------------------------
  Balance, December 26, 1998            590.2            $20.54
                                      =======             =====

  	Stock Option Plans:
  	IBP has stock option plans under which incentive and non-qualified stock options may be granted to key employees and directors of IBP and its subsidiaries. As of December 26, 1998, the plans provided for the delivery of up to 7.4 million shares of common stock upon exercise of options granted at no less than the market value of the shares on the effective date of grant. An additional 0.4 million options granted in 1998 were non-qualified ("non-qualifying options") based upon differences in market price on the effective date and issuance date. The 1998 expense recorded for the non-qualifying options was not material.

  	All options may be granted for terms up to but not exceeding ten years and are generally fully vested after five years from the date granted. At December 26, 1998 and December 27, 1997, there were 3.2 million and 3.6 million options, respectively, reserved for future grants.

  	The company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based
Compensation" ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans under that standard. Had compensation cost for IBP's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, IBP's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below :

                                         1998         1997        1996
                                        -------      -------     -------
   Net earnings - as reported          $190,007     $117,014    $198,735
   Net earnings - pro forma             187,088      114,236     196,518
   Earnings per share - as reported        2.05         1.26        2.10
   Earnings per share - pro forma          2.02         1.23        2.08
   Diluted earnings per share -
     as reported                           2.03         1.25        2.07
   Diluted earnings per share -
     pro forma                             2.00         1.22        2.05

  	The weighted average fair values at date of grant for options granted at market value during 1998, 1997 and 1996 were $7.29, $7.91 and $9.89 per option respectively. The weighted-average fair value for the non-qualifying options granted in 1998 was $13.15 per option. The fair value of each option was estimated on the date of grant using the Black-
Scholes option-pricing model with the following weighted-average assumptions for options granted in 1998, 1997 and 1996:

                           1998             1997             1996
                         -------          -------         -------
Expected option life     6 years          6 years         6 years
Expected annual
 volatility                 26%             26%              30%
Risk-free interest
 rate                      4.7%            5.8%             6.5%
Dividend yield             0.4%            0.4%             0.4%



   The status of stock options under the plans is summarized as follows:

                        Number of  Weighted Average    Options
                         Shares    Price Per Share   Exercisable
                        ---------  ----------------  -----------
Balance at
  December 30, 1995     4,583.6        $14.93         1,256.4
   Granted                675.4         24.25
   Exercised             (464.4)        10.04
   Canceled              (244.7)        19.88
-----------------------------------------------------------------
Balance at
  December 28, 1996     4,549.9         16.09         1,721.0
   Granted                658.2         21.63
   Exercised             (738.5)         8.78
   Canceled              (344.4)        21.25
-----------------------------------------------------------------
Balance at
  December 27, 1997     4,125.2         17.85         1,846.3
   Granted at market
     value                208.7         21.37
   Granted at a price
     below market value   434.2         16.56
   Exercised             (320.1)        11.44
   Canceled              (199.4)        21.64
-----------------------------------------------------------------
Balance at
  December 26, 1998     4,248.6        $18.20         2,230.9

   The following table summarizes information about stock options outstanding at December 26, 1998:

                        Number    Weighted Average
     Range of        Outstanding      Remaining      Weighted Average
Exercisable prices   At 12/26/98  Contractual Life    Exercise Price
------------------   -----------  ----------------   ----------------

 $ 6.75 to 15.99       1,211.9        4.0 Years          $10.53
  16.00 to 25.99       2,933.1        7.7 Years           21.16
  26.00 to 33.00         103.6        8.1 Years           28.10
---------------------------------------------------------------
 $ 6.75 to 33.00       4,248.6        6.6 Years          $18.20

                                Number
          Range of           Exercisable     Weighted Average
     Exercisable prices      At 12/26/98      Exercise Price
     ------------------      -----------     ----------------

       $ 6.75 to 15.99         1,174.7           $10.27
        16.00 to 25.99         1,020.3            21.69
        26.00 to 33.00            35.9            28.34
        -----------------------------------------------
       $ 6.75 to 33.00         2,230.9           $15.78

	  Share Delivery Restrictions:
  	Shares of common stock to be delivered for approximately 0.8 million options under the stock option plans must come from previously issued shares. All other shares of stock to be delivered pursuant to the stock option plans and the officer long-term stock plans may alternatively come from previously authorized but unissued common stock.


H.	SUPPLEMENTAL CASH FLOW INFORMATION:

  	Supplemental information on cash payments is presented as follows:

                                   1998         1997         1996
                                 --------     --------      -------

    Interest, net of amounts
      capitalized                 $47,775     $ 37,670     $  2,045
    Income taxes                   74,343       39,017      108,625


I.	FINANCIAL INSTRUMENTS:

  	Interest and Currency Rate Derivatives:
	  The company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-effective manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate swaps effectively convert a portion of the company's fixed-rate debt to variable-rate debt, or vice versa.

  	The notional amounts of these swap agreements were $50 million at year-end 1998 and $75 million at year-end 1997. The notional amounts of these and other derivative instruments do not represent assets or liabilities of the company but, rather, are the basis for the settlements under the contract terms.

  	The company's Canadian subsidiary enters into currency futures contracts to hedge its exposures on live cattle and purchase commitments in foreign currencies. At December 26, 1998, the company had outstanding contracts to buy Canadian dollars totaling CDN$130 million at various dates through 1999. Comparable outstanding contracts at year-end 1997 totaled CDN$34 million.

  	There were no material realized or unrealized gains or losses for any derivative financial instruments in any of the fiscal years presented. The company monitors the risk of default by its financial instrument counterparties, all of which are major financial institutions, and does not anticipate nonperformance.

  	Fair Value of Financial Instruments:
	  The following methods and assumptions are used in estimating the fair value of each class of the company's financial instruments at December 26, 1998:

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

  	For long-term debt, fair value was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At year-end 1998, the fair value exceeded the carrying value by $6 million. At year-end 1997, the fair value exceeded the carrying value by $22 million. The company's long-term debt is generally not callable until maturity, except for the 7.125% Senior Notes due 2026.

  	For derivatives, the fair value was estimated using termination cash values. The fair values of IBP's derivatives at year-ends 1998 and 1997 were not material.


J.	PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

    IBP's subsidiary, Foodbrands America, Inc. ("Foodbrands"), has defined benefit pension plans at three of its facilities. Foodbrands also provides life insurance and medical benefits for substantially all retired hourly and salaried employees of one of its subsidiaries under various defined benefit plans.

                                     Pension Benefits     Other Benefits
                                     ----------------    ---------------
                                      1998      1997      1998      1997
                                     -----      ----      ----      ----
Change in benefit obligation:
Benefit obligation at beginning
 of year                            $68,933   $66,368  $ 69,410  $ 69,322
Service cost                            473       411       229       197
Interest cost                         4,787     4,956     4,799     5,018
Actuarial loss                        3,117     3,599       666       902
Benefits paid                        (6,389)   (6,401)   (6,253)   (6,029)
                                     ------    ------    ------    ------

Benefit obligation at end of year    70,921    68,933    68,851    69,410
                                     ------    ------    ------    ------

Change in plan assets:
Fair value of plan assets at
 beginning of year                   65,110    59,529         9       264
Actual return on plan assets          5,165     7,477      -            1
Employer contribution                 2,851     4,505     6,249     5,773
Benefits paid                        (6,389)   (6,401)   (6,253)   (6,029)
                                     ------    ------    ------    ------

Fair value of plan assets at
 end of year                         66,737    65,110         5         9
                                     ------    ------    ------     -----

Funded status                        (4,184)   (3,823)  (68,846)  (69,401)
Unrecognized net actuarial loss       3,812       317     1,587       904
                                     ------    ------   -------   -------
Net amount recognized               $  (372)  $(3,506) $(67,259) $(68,497)
                                     ======    ======   =======   =======

Amounts recognized in the statement
 of financial position consist of:

Prepaid benefit cost                $ 1,046   $   846  $   -     $   -
Accrued benefit liability            (1,418)   (4,352)  (67,259)  (68,497)
                                     ------    ------   -------   -------
Net amount recognized               $  (372)  $(3,506) $(67,259) $(68,497)
                                     ======    ======   =======   =======

Weighted-average assumptions as of
 year end:
Discount rate                          6.75%     7.25%    6.75%    7.25%
Expected return on plan assets         8.50%     8.50%     n/a      n/a

   For measurement purposes, a 9.9% annual rate of increase in the per capita claims cost of covered health care benefits was assumed for 1998.
The rate was assumed to decrease gradually to 8.9% by 2000, 7.7% by 2005, and 6.5% by 2010 and remain at that level thereafter.

Components of net periodic benefit cost:
Service cost                        $   473  $   411   $   229    $   197
Interest cost                         4,787    4,956     4,799      5,018
Expected return on plan assets       (5,501)  (4,993)       (1)        (2)
                                     ------   ------     -----      -----

Net periodic benefit cost           $  (241) $   374   $ 5,027    $ 5,213
                                     ======   ======    ======     ======

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                         1-percentage-     1-percentage-
                                        Point Increase    Point Decrease
                                        --------------    --------------

Effect on total of service and
 interest cost components for 1998           $   82             $   (79)
Effect on year-end postretirement
 benefit obligation                          $1,099             $(1,066)


K.	EARNINGS PER SHARE:
                                        For the Year Ended December 26, 1998
                                     ---------------------------------------
                                       Earnings      Shares       Per Share
                                     (Numerator)  (Denominator)     Amount
                                     -----------  -------------  -----------
Basic EPS
  Earnings before extraordinary
    item                               $204,822       92,485        $2.21
                                                                     ====
Effect of Dilutive Securities
  Employee stock plans                     -             910
                                        -------       ------
Diluted EPS                            $204,822       93,395        $2.19
                                        =======       ======         ====

                                      For the Year Ended December 27, 1997
                                     -------------------------------------
                                      Earnings      Shares      Per Share
                                     (Numerator)  (Denominator)   Amount
                                     ----------  -------------  ----------

Basic EPS
  Net earnings                         $117,014       92,651        $1.26
Effect of Dilutive Securities
  Employee stock plans                     -           1,141
                                        -------       ------         ----
Diluted EPS                            $117,014       93,792        $1.25
                                        =======       ======         ====

                                   For the Year Ended December 28, 1996
                                  --------------------------------------
                                    Earnings      Shares     Per Share
                                  (Numerator)  (Denominator)   Amount
                                  -----------  ------------- -----------
Basic EPS
  Earnings before extraordinary
    item                            $198,735       94,688        $2.10
                                                                  ====
Effect of Dilutive Securities
  Employee stock plans                  -           1,402
                                     -------       ------
Diluted EPS                         $198,735       96,090        $2.07
                                     =======       ======         ====

    The summary below lists stock options outstanding at the end of the fiscal years which were not included in the computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options had varying expiration dates.

                                           1998         1997         1996
                                          ------       ------       ------
Stock options excluded from
    Diluted EPS computation                 120        1,406          978

Average option price per share           $27.28       $24.95       $25.70


L.	ACQUISITION:

  	On May 7, 1997, the company, through a subsidiary, completed a merger with Foodbrands America, Inc. ("Foodbrands") for approximately
$287 million, excluding transaction costs, and assumed liabilities of approximately $528 million. Foodbrands is a leading U.S. producer, marketer and distributor of frozen and refrigerated products to the "away from home" food preparation market. The acquisition was accounted for by the purchase method of accounting. The excess of the aggregate purchase price over fair value of identifiable assets and liabilities acquired of approximately $463 million was recognized as goodwill and is being amortized over 40 years. Foodbrands' historical goodwill of approximately $182 million was eliminated.

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

                                                52 Weeks Ended
                                           ---------------------------
                                             Dec. 27,        Dec. 28,
                                               1997            1996
                                           -----------     -----------
       Net sales                          $13,508,370     $13,283,587
       Earnings from operations               240,080         364,379
       Earnings before
         extraordinary item                   116,035         202,756
       Net earnings                           116,035         197,705
       Earning per share:
        Earnings before
          extraordinary item                    $1.25           $2.14
        Net earnings                             1.25            2.09
       Earnings per share -
        assuming dilution:                       1.24            2.11
        Earnings before
          extraordinary item                     1.24            2.06
        Net earnings

  	The company made other acquisitions in 1997 and 1998 for which pro forma results were not included above because the impact was not material.


M. BUSINESS SEGMENTS:

  	The company is managed and operated as two divisions, Fresh Meats and Enterprises, and, accordingly, has two business segments. IBP's
Fresh Meats operation relates principally to the meat processing industry and primarily involves cattle and hog slaughter, beef and pork fabrication and related allied product processing activities. This segment markets its products to food retailers, distributors, wholesalers, restaurant and hotel chains, other food processors and leather makers, as well as manufacturers of pharmaceuticals and animal feeds. The Enterprises segment consists of IBP subsidiaries Foodbrands and The Bruss Company, as well as three former IBP cooked meats plants transferred to Foodbrands in 1997. The Enterprises group produces, markets and distributes a variety of frozen and refrigerated products to the "away from home" food preparation market, including pizza toppings and crusts, value-added pork-based products, ethnic specialty foods, appetizers, soups, sauces and side dishes as well as deli meats and processed beef, pork and poultry products. Enterprises also produces portion-controlled premium beef and pork products for sale to restaurants and foodservice customers in domestic and international markets. The company operates principally in the United States.

  	Intersegment sales have been recorded at amounts approximating market. Earnings from operations are comprised of net sales less all identifiable operating expenses, allocated corporate selling, general and administrative expenses, and goodwill amortization. Net interest expense and income taxes have been excluded from segment operations.


NET SALES                              1998          1997          1996
                                    ----------    -----------    ----------

Sales to unaffiliated customers:
  Fresh Meats                     $11,696,190    $12,421,902    $12,412,071
  Enterprises                       1,152,445        836,882        126,682
                                   ----------     ----------     ----------
                                  $12,848,635    $13,258,784    $12,538,753
                                   ==========     ==========     ==========

Intersegment sales:
  Fresh Meats                     $   185,459    $   148,224    $    48,084
  Intersegment elimination           (185,459)      (148,224)       (48,084)
                                   ----------     ----------     ----------
                                  $      -       $      -       $      -
                                   ==========     ==========     ==========

Net sales:
  Fresh Meats                     $11,881,649    $12,570,126    $12,460,155
  Enterprises                       1,152,445        836,882        126,682
  Intersegment elimination           (185,459)      (148,224)       (48,084)
                                   ----------     ----------     ----------
                                  $12,848,635    $13,258,784    $12,538,753
                                   ==========     ==========     ==========

EARNINGS FROM OPERATIONS
  Fresh Meats                        $291,211       $195,493       $324,934
  Enterprises                          82,524         31,223         (2,026)
                                    ---------     ----------      ---------
  Total earnings from operations      373,735        226,716        322,908

  Net interest expense                (43,213)       (38,002)        (3,373)
                                    ---------     ----------      ---------
  Pre-tax earnings                   $330,522       $188,714       $319,535
                                    =========       ========      =========

TOTAL ASSETS

  Fresh Meats                      $1,989,674     $1,923,517     $2,122,176
  Enterprises                       1,018,422        915,424         52,319
                                    ---------      ---------      ---------
                                   $3,008,096     $2,838,941     $2,174,495
                                    =========      =========      =========

ADDITIONS TO PROPERTY, PLANT
  AND EQUIPMENT,INCLUDING ACQUISITIONS

  Fresh Meats                        $123,179       $107,503       $148,082
  Enterprises                         122,513        351,313         22,582
                                      -------        -------        -------
                                     $245,692       $458,816       $170,664
                                      =======        =======        =======

DEPRECIATION AND AMORTIZATION
  Of fixed assets:
    Fresh Meats                      $ 74,034       $ 74,282       $ 71,711
    Enterprises                        26,787         18,010          2,199
                                      -------        -------        -------
                                     $100,821       $ 92,292       $ 73,910
                                      =======        =======        =======
  Of intangible assets:
    Fresh Meats                      $ 12,295       $  8,944       $  8,780
    Enterprises                        13,110          8,694           -
                                      -------        -------        -------
                                     $ 25,405       $ 17,638       $  8,780
                                      =======        =======        =======

NET SALES BY GEOGRAPHIC LOCATION OF CUSTOMERS

                               1998          1997         1996
                            ----------    ----------    ----------

United States              $10,952,780   $11,167,708   $10,416,883
Japan	                         784,624       909,855     1,058,630
Korea	                         134,271       224,272       190,164
Canada                         421,701       508,568       505,012
Mexico                         173,074       125,533        75,492
Other foreign countries        382,185       322,848       292,572
                            ----------    ----------    ----------
                           $12,848,635    13,258,784   $12,538,753
                            ==========    ==========    ==========

N.  	 COMMITMENTS:

  	The company leases various facilities and equipment under noncancelable operating lease arrangements which expire at various dates through the year 2012. Future minimum payments under noncancelable operating leases with lease terms in excess of one year at December 26, 1998 totaled approximately $63 million. Aggregate maturities for each of the five fiscal years subsequent to 1998 are (in millions) $15.2; $14.5;
$8.0; $5.1; and $3.5. The company's rental expense for all operating leases was (in millions) $21.9; $15.9; and $11.0 for fiscal years 1998, 1997 and 1996.

  	The company had livestock and other purchase commitments, letters of credit, and other commitments and guarantees at December 26, 1998 aggregating approximately $260 million. Livestock purchase commitments were at a market or market-derived price at the time of delivery or were fully hedged if the price was determined at an earlier date.

  	In addition to the livestock purchase commitments above, the company is committed to purchase approximately 12 million market hogs between 1999 and 2009 at market-derived prices under Cash Flow Assistance ("CFA") contracts with producers. Commitments for the next five years average approximately 1.8 million hogs annually, which represents less than 10% of IBP's current annual production capacity.


O.	 CONTINGENCIES:

   	IBP is involved in numerous disputes incident to the ordinary course of its business. In the opinion of management, any liability for which provision has not been made relative to the various lawsuits, claims and administrative proceedings pending against IBP, including that described below, will not have a material adverse effect on its future consolidated results of operations, financial position or liquidity.

  	In July 1996, a lawsuit was filed against IBP by certain cattle producers in the U.S. District Court, Middle District of Alabama, seeking certification of a class of all cattle producers. The complaint alleges, inter alia, that IBP has used its market power and alleged "captive supply" agreements to reduce the prices paid to producers for cattle.
Plaintiffs initially disclosed that, in addition to declaratory relief and punitive damages, they sought disgorgement of all profits earned in 1994, 1995 and 1996 in excess of what they deem a "fair" return. On
September 15, 1998, the District Court rendered a decision denying class certification. Plaintiffs have filed a motion requesting reconsideration of this decision, attempting to limit the class in a manner necessary to avoid conflicts between class members, and attempting to present a damage analysis which the District Court will accept. Based upon IBP's review of this information, management still believes that class certification is unlikely. As previously stated, IBP believes it has acted properly and lawfully in its dealings with cattle producers.


P.	QUARTERLY FINANCIAL DATA (UNAUDITED):

  	Quarterly results are summarized as follows:

                           First     Second      Third     Fourth
      1998                Quarter    Quarter    Quarter    Quarter      Annual
      ----                -------    -------    -------    -------      ------

      Net sales         $3,224,944 $3,334,340 $3,210,689 $3,078,662 $12,848,635
      Gross profit         103,829    126,141    193,251    238,987     662,208
      Earnings before
       extraordinary item   13,599     33,853     65,581     91,789     204,822
      Net earnings (loss)   (1,216)    33,853     65,581     91,789     190,007
      Earnings per share:
      Earnings before
        extraordinary item     .15        .37        .71        .99        2.21
      Net earnings (loss)     (.01)       .37        .71        .99        2.05
      Earnings per share -
       assuming dilution:
      Earnings before
         extraordinary item    .15        .36        .70        .98        2.19
      Net earnings (loss)     (.01)       .36        .70        .98        2.03
      Dividends per share     .025       .025       .025       .025         .10
      Market price:
        High                24 1/2     23 1/8     21 1/8    29 7/16
        Low               19 15/16     18 3/8    16 9/16         20


    1997
   -----

   Net sales            $3,134,591 $3,448,337 $3,416,706 $3,259,150 $13,258,784
   Gross profit             82,856    119,959    125,441    114,636     442,892
   Net earnings             32,310     33,864     29,121     21,719     117,014
   Earnings per share          .34        .37        .32        .23        1.26
   Earnings per share -
     assuming dilution         .34        .36        .31        .23        1.25
   Dividends per share        .025       .025       .025       .025         .10
   Market price:
     High                       26     25 1/2     24 1/4     25 1/2
     Low                    22 3/4     22 3/8     22 1/8     20 3/8




                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of IBP, inc.

  	 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the consolidated financial position of IBP, inc. and subsidiaries at
December 26, 1998 and December 27, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 26, 1998, in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the company's management;
our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
Omaha, Nebraska
January 22, 1999


REPORT ON FINANCIAL STATEMENT INTEGRITY BY MANAGEMENT

To our Stockholders:

  	IBP's consolidated financial statements have been prepared by management and we are responsible for their integrity and objectivity.  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP").  We believe these statements present fairly the company's financial position and results of operations.

  	Our independent auditors, PricewaterhouseCoopers LLP, have audited these consolidated financial statements. Their audit was conducted using generally accepted auditing standards, which included consideration of our internal controls in order to form an independent opinion on the financial statements.We have made available to PricewaterhouseCoopers LLP, all the company's financial records, as well as the minutes of meetings of stockholders and directors.

  	IBP relies on a system of internal accounting controls to provide assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these controls, modifying and improving themas business operations change.  IBP maintains a strong internal auditing departmnt that independently reviews and evaluates these controls as well.

  	The Audit Committee of the Board of Directors provides oversight to ensure the integrity and objectivity of the company's financial reporting process and the independence of our internal and external auditors. Both internal audit and PricewaterhouseCoopers LLP, have complete access to the Board's Audit
Committee with or without the presence of management personnel.

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

Most sincerely,

/s/ Robert L. Peterson                            /s/ Larry Shipley
____________________________________              ______________________________
Robert L. Peterson                                Larry Shipley
Chairman and Chief Executive Officer              President, IBP Enterprises and
IBP, inc.                                           Chief Financial Officer
                                                  IBP, inc.




	            	MANAGEMENT'S DISCUSSION AND ANALYSIS


  	The matters discussed herein contain forward-looking statements.
Specifically, these forward-looking statements include risks and uncertainties. Thus, actual results may differ materially from those expressed or implied in those statements. Those risks and uncertainties include, without limitation, risks of changing market conditions with regard to livestock supplies and demand for the company's products, domestic and international legal and regulatory risks, the costs of environmental compliance, the impact of governmental regulations, operating efficiencies, as well as competitive and other risks over which IBP has little or no control. Moreover, past financial performance should not be considered a reliable indicator of future performance. The company makes no commitment to update any forward-looking statement, or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.


RESULTS OF OPERATIONS

  	This section presents analysis of IBP's consolidated operating results displayed in the Consolidated Statements of Earnings and should be read together with the business segments information in Note M to the consolidated financial statements.

  	STRATEGIC GROWTH

  	Acquisitions of Foodbrands America, Inc. ("Foodbrands") and the Bruss
Company ("Bruss") were completed in the second quarter of 1997. The
Foodbrands purchase, effective as of May 7, 1997, extended the company's product base into value-added, branded food products. Foodbrands is a leading U.S. producer, marketer, and distributor of frozen and refrigerated products to the "away from home" food preparation market, which is a fast-growing segment of the food industry. An industry leader in pizza topping sales, Foodbrands is also a major provider of value-added, pork-based products to the food service industry. Foodbrands produces over 1,600 branded and custom products, including pizza toppings and crusts, ethnic specialty foods, breaded appetizers, soups, sauces, and side dishes as well as deli meats and processed beef, pork, and poultry products. The Bruss purchase, effective as of May 30, 1997, brought to IBP a processor of individual cuts of premium quality beef and pork for sale to restaurants and foodservice providers both domestically and internationally.

  	IBP purchased a bacon topping manufacturer, Winchester Food
Processing, Inc., ("Winchester") in Hutchinson, Kansas, in the third quarter of 1997. Winchester produces bacon toppings and bacon bits for the foodservice industry and has expanded its operations in 1998 to include additional cooked meat products. IBP also purchased one of the nation's leading producers of high quality appetizers in the fourth quarter of 1998.
The company purchased the appetizer division of Diversified Foods Group
("DFG") which has plants in Chicago, Illinois, and Newark, New Jersey. DFG produces and markets a variety of hors d'oeuvres, appetizers, desserts and prepared meals for foodservice companies, club stores and retail grocery chains. Winchester and DFG will both be part of IBP's Foodbrands subsidiary.


COMPARISON OF 1998 TO 1997

  	Operating earnings in 1998 measured 2.9% of net sales versus 1.7% in 1997. The Fresh Meats 1998 operating margin measured 2.5% of net sales compared to 1.6% in 1997. The higher 1998 figure reflected much-improved pork margins offset by lower beef margins caused by competing domestic meat supplies and weaker export demand resulting from economic problems in the Far East. Meanwhile, Enterprises' operations performed above expectations as product demand increased and raw material prices decreased.

Net Sales
                            1998          1997          % Change
                        -----------   -----------       --------
   Fresh Meats          $11,696,190   $12,421,902      		-5.8%
   Enterprises            1,152,445       836,882        37.7%
                         ----------    ----------        ----
   Total                $12,848,635   $13,258,784        -3.1%
                         ==========    ==========        ====
Earnings from Operations
   Fresh Meats          $   291,211   $   195,493       	49.0%
   Enterprises               82,524        31,223       164.3%
                         ----------    ----------       -----
   Total                $   373,735   $   226,716        64.8%
	                        ==========    ==========       =====

  	SALES

  	The 6% decrease in Fresh Meats' net sales was due to lower average prices of beef and pork products sold. Average 1998 pork prices in particular fell 26% from 1997. These lower average prices were partially offset by increases in pounds of beef and pork products sold. Enterprises' net sales in 1997 included 35 weeks for Foodbrands and 31 weeks for Bruss.
Meanwhile, Enterprises' comparable period sales also decreased in 1998 from 1997 due to lower selling prices resulting from lower raw material costs passed through to customers, which offset an increase in pounds sold.

  	Net export sales in 1998 decreased 6% from 1997. Export tonnage in 1998 increased 21% over 1997 but was offset by overall lower prices and a sales mix with a higher percentage of lower valued products. Exports accounted for approximately 12.3% of consolidated net sales in 1998 versus
12.7% in 1997.

  	The Asian region accounted for 67% of total net export sales in 1998 compared to 73% in 1997. The decline was due to much-publicized economic difficulties. The Far East shortfall was partially offset by increased exports to Mexico and South America destinations.

  	The USDA has predicted that 1999 U.S. red meat exports will increase slightly over 1998. They foresee relatively weak world economic growth but some improvement in sales to the Pacific Rim, especially Japan. The company's 1998 net export sales to Japan, IBP's most significant export market, were 14% lower than in 1997, although sales volume in 1998 increased 7% over 1997.

	  COST OF PRODUCTS SOLD

  	The cost of products sold in 1998 decreased 5% from the same 1997 period. Fresh Meats experienced a 7% decrease in 1998 costs versus the prior year. This decrease was primarily due to reduced average prices paid for live hogs and cattle, which overrode the effect of increases in pounds of pork and beef products sold. Fresh Meats' plant costs increased due primarily to higher labor costs and increased pork volume. Enterprises also experienced lower comparable cost of products sold due primarily to the lower pork raw material prices.

  	Industry experts predict that fed cattle supplies will remain strong into the first half of 1999 before tightening somewhat. Meanwhile, favorable hog supplies are expected throughout 1999 despite the recent price decline due to an increase in hog production facilities in recent years and relatively low feed grain prices. This factor bodes well for Enterprises as well as Fresh Meats due to the significance of pork as a raw material in Enterprises' product base.

  	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

	  1998 expense was 33% higher than in 1997. Excluding the effect of new subsidiaries, 1998 expense was 10% higher than in 1997. Generally, higher incentive compensation and amortization of intangibles was partially offset by accrual of refunds of U.S. harbor maintenance taxes paid in prior years, based upon a U.S. Supreme Court decision which ruled their collection unconstitutional, as well as cessation of current year harbor tax expense.

  	Enterprises' selling expense is much higher as a percentage of net sales compared to Fresh Meats due to the value-added nature of their respective product lines which require increased levels of customer contact, brand name development and promotional costs. The company expects that selling expense will continue to be significantly higher than in periods prior to the Foodbrands and Bruss acquisitions.

   INTEREST EXPENSE

  	The 14% higher net interest expense in 1998 versus 1997 was primarily attributable to 29% higher average borrowings brought about by the purchases of Foodbrands and Bruss in the second quarter 1997. IBP's effective interest rate in 1998 was lower by 53 basis points from the average in 1997, which somewhat offset the higher average borrowings. The lower effective interest rate was attributable in part to lower short-term market rates in 1998, the retirement of Foodbrands' 10.75% Senior
Subordinated Notes in the first quarter 1998, and a favorable market position with IBP's interest rate swap contract.


COMPARISON OF 1997 TO 1996

	Earnings from operations, measured as a percentage of net sales, decreased to 1.7% in 1997 from 2.6% in 1996. Excluding results of new acquisitions Foodbrands and Bruss, operating earnings fell to 1.5% in 1997.
Fresh Meats margins were squeezed by increasing supplies of competing meats and new plant start up losses at the company's beef processing facility in Canada and pork complex in Logansport, Indiana. In addition, export demand in important Asian markets was slowed in the latter part of 1997 by food safety scares and a stronger U.S. dollar versus Asian currencies.

Net Sales
                            1997          1996         % Change
                        -----------   -----------      --------
   Fresh Meats          $12,421,902   $12,412,071       	 0.1%
   Enterprises              836,882       126,682       560.6%
                         ----------    ----------       -----
   Total                $13,258,784   $12,538,753         5.7%
                         ==========    ==========       =====

Earnings from Operations
   Fresh Meats          $   195,493   $   324,934       -39.8%
   Enterprises               31,223        (2,026)        n/a
                         ----------    ----------       -----
   Total                $   226,716   $   322,908       -29.8%
                         ==========    ==========       =====

  	SALES

  	Net sales in 1997 rose 6% compared to 1996, with Enterprises accounting for most of the increase. In IBP's comparative Fresh Meats operations, 1997 net sales were up slightly from 1996 due primarily to increased pounds of beef products sold.

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

  	COST OF PRODUCTS SOLD

  	The 6% increase in cost of products sold from 1996 to 1997 was due largely to the impact of Enterprises. Excluding the impact of these entities, IBP's Fresh Meats operations in 1997 compared to 1996 increased modestly due primarily to the new plant start ups in Alberta, Canada, and Logansport, Indiana. A higher average price paid for live cattle also contributed to higher cost of products sold. Plant costs in 1997 for comparable operations increased over 1996 primarily as a result of higher labor costs. Additionally, 1996 cost of products sold was reduced $13 million (after bonus impact) by reduction of a workers' compensation lawsuit reserve.

  	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

  	Selling, general and administrative expense in 1997 was 79% higher than in 1996 due primarily to expenses incurred by Enterprises.
Enterprises' selling expense is much higher as a percentage of net sales compared to Fresh Meats due to the incrementally higher value-added nature of its product lines.

  	Fresh Meats 1997 expenses were slightly higher than in the prior year due in part to higher personnel-related costs, outside contract services and international selling expense. These higher costs were partially offset by reduced incentive compensation resulting from lower operating earnings.

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


LIQUIDITY AND CAPITAL RESOURCES

  	The meat processing industry is characterized by significant working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about eight days to turn its product inventories and sixteen days to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock, can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the company's credit facilities (more fully described in Note C to the consolidated financial statements) provide IBP with same-day access to an aggregate of $600 million in potential committed borrowings. The unused portion of the committed credit lines was $375 million at December 26, 1998.


  	Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital, asset-based liquidity, and leverage ratios:

                              	  December 26,    December 27,
                                          1998            1997
                                       -----------     -----------
     Working capital (in millions)         $231             $207
     Current ratio                        1.3:1            1.2:1
     Quick ratio                          0.7:1            0.7:1
     Number of days' sales in
       accounts receivable                 15.8             15.3
     Inventory turnover                    30.0	            35.2
     Earnings to fixed charges              6.1              4.3

	  Positive 1998 operating cash flows contributed to improvement in the company's working capital and associated ratios. However, differences in the nature of the Enterprises businesses (e.g., more numerous product lines, distribution channels, customers and credit terms) caused slower consolidated receivables and inventory turnover rates. Meanwhile, receivables and inventory turnover rates for comparable Fresh Meats operations in 1998 were similar to those in 1997.

	  Total consolidated outstanding borrowings averaged $843 million in 1998 compared to $654 million in 1997. Borrowings outstanding at December
26, 1998 under committed facilities totaled $225 million, and available unused credit capacity under committed facilities was $375 million.

  	The purchase of the Foodbrands 10.75% Notes in the first quarter 1998 by IBP, inc. was funded with available credit facilities and will likely be refinanced at a later date under the company's $300 million Medium-Term
Notes program registered with the Securities and Exchange Commission. The portion of borrowings under IBP's revolving credit facilities considered long-term increased to $175 million at December 26, 1998 from $113 million at year-end 1997.

  	In January 1998, the company settled and closed its public offering of $50 million aggregate principal amount of 6.0% Remarketable or Redeemable Securities, due January 15, 2011 (the "6.0% Securities"). The net proceeds from the 6.0% Securities were added to the company's working capital. The 6.0% Securities were a series of notes issued under the company's Medium-Term Notes program.

  	The company invested $38 million in 1998 and $4 million during the fourth quarter 1997 in life insurance contracts for key employees. Among other advantages, expected changes in the cash value of these contracts are intended to effectively act as a hedge against changes in the company's deferred compensation liabilities.

  	Capital expenditures in 1998 totaled $246 million compared to $134 million in 1997. Current year spending included purchases of the appetizer division of Diversified Food Group, with plants in Chicago, Illinois, and Newark, New Jersey, and a closed beef manufacturing facility in Norfolk, Nebraska. The appetizer business will operate as a separate division within Enterprises while the beef manufacturing facility is part of Fresh
Meats. Additional 1998 spending went toward pork and foodservice plant expansions, construction of the company's new world headquarters, and ongoing replacements and modifications to existing facilities. The company used positive operating cash flows and available debt facilities to fund its 1998 capital expenditures.

  	Management's estimate of 1999 capital spending is in the range of $175 million, the majority of which has been designated for revenue enhancement and capacity expansion. The company intends to fund these expenditures with operating cash flows and available debt facilities.


MARKET RISK

  	Interest Rates - The company manages interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-effective manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate swaps effectively convert a portion of the company's fixed-rate debt to variable-rate debt or vice versa. A sensitivity analysis indicates that with respect to interest rate derivative instruments in place at December 26, 1998, a 100-basis point increase in market interest rates would not have a material impact on the company's financial position, results of operations or cash flows.

 	 Foreign Operations - Transactions denominated in a currency other than the entity's functional currency are generally hedged using currency forward contracts to reduce this market risk. These transactions primarily involve the company's Canadian subsidiary, which enters into currency futures contracts to hedge its exposures on live cattle and purchase commitments in foreign currencies. A sensitivity analysis indicates that a 10% change in currency exchange rates would not have a material impact on the company's financial position, results of operations or cash flows.

  	Commodities - The company uses commodity futures contracts to hedge its forward livestock purchases which, in 1998, accounted for approximately
2% of its livestock purchases.  The contract lives ranged from one to twelve months.  Any change in the value of the futures contracts is generally balanced by an offsetting change in the cash market price of the delivered livestock.  Additionally, a sensitivity analysis indicates that a
10% change in livestock market prices would not have a material impact on
the	company's financial position, results of operations or cash flows.


YEAR 2000

  	The "Year 2000" problem relates to computer systems that have time and date-sensitive programs that were designed to read years beginning with "19," but may not properly recognize the year 2000. If a computer system or other equipment with embedded chips or processors (collectively, "Business Systems") used by the company or a third party dealing with the company fails because of the inability of the system or application to properly read the year "2000," the results could conceivably have a material adverse effect on the company. This Year 2000 issue can arise at any point in the company's supply, manufacturing, processing, distribution, and financial chains.

  	The company has an internal team responsible for assessing the impact of Year 2000 and leading and monitoring the company's state of readiness with respect to this issue. The assessment and planning phase is 95% complete, the implementation phase is approximately 90% complete, and the testing phase is approximately 60% complete. All phases are expected to be completed during 1999.

  	A significant portion of the company's Business Systems is internally developed and has been or is in the process of being remediated. The
Business Systems considered most critical to continuing operations are being given the highest priority. None of the company's other information technology projects have been delayed due to the implementation of the Year
2000 readiness program.

  	As part of the Year 2000 readiness program, significant service providers, vendors, suppliers, customers, and governmental entities ("Key
Business Partners") that are considered critical to business operations around January 1, 2000, have been identified and steps are being undertaken in an attempt to reasonably ascertain their stage of Year 2000 readiness as it relates directly or indirectly to the company.

  	The possible consequences of the company or its Key Business Partners not being fully Year 2000 compliant by January 1, 2000 include, among other things, temporary plant closings, delays in the delivery of products and/or receipt of supplies, invoice and collection errors and inventory and supply obsolescence. However, the company believes that its Year 2000 readiness program, including the contingency planning discussed below, should significantly reduce the adverse effect any such disruptions may have.

  	The company currently has no formal contingency plan in place.
However, the progress of the Year 2000 readiness program is being closely monitored and additional measures will be taken as risks arise. These measures may include stockpiling critical supplies and packaging materials, securing alternate sources of supplies or services, and other appropriate measures.

  	It is currently estimated that the aggregate cost of the company's
Year 2000 efforts will be approximately $14 million, of which $7 million has been spent. The budgeted $14 million includes approximately $8 million, of which $3 million has been spent, for computer hardware, substantially all of which will be capitalized. The remaining $6 million is primarily for computer software modifications, all of which will be expensed as incurred and funded with operating cash flows. Approximately
$4 million has been expensed to date.

  	The company's Year 2000 readiness program is an ongoing process and the estimates of costs and completion dates for various components of the Year 2000 readiness program described above are subject to change.


