Form 10-K, Exhibit 13
period 1999-12-25
IBP INC
filed 2000-03-23
CIK 52477

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


RESULTS OF OPERATIONS
---------------------

	This section presents analysis of IBP's consolidated operating results displayed in the Consolidated Statements of Earnings and should be read together with the business segments information in Note M to the consolidated financial statements.

	ACQUISITIONS

	Early in the second quarter 1999, the company, through its subsidiary Foodbrands America, Inc. ("Foodbrands"), acquired the outstanding stock of two companies, H&M Food Systems Company, Inc. ("H&M") and Zemco Industries, Inc., the owner of Russer Foods. H&M is a producer of custom-formulated pre-cooked meat products and prepared foods with two plants in Texas. Russer Foods produces and markets a variety of premium deli meats from a production facility in New York.

	Early in the third quarter 1999, Foodbrands acquired Wilton Foods, Inc., ("Wilton Foods") a leading producer of premium kosher meals and prepared foods for airlines and institutions. Wilton Foods also produces premium kosher hors d'oeuvres and appetizers.

	In late August 1999, IBP, through its IBP Foods, Inc. subsidiary, purchased substantially all of the operating assets of Thorn Apple Valley, Inc. ("TAVI"), a further processor of pork and poultry products, which had been involved in bankruptcy proceedings. The purchase of the TAVI assets included five processing plants, most of its current assets, and a number of product brand names.

	A corporate realignment announced in early 2000 has brought all former Enterprises operations, including the acquisitions described above, under the Foodbrands America, Inc. umbrella. Consequently, the Enterprises segment will be referred to in this report and subsequently as the Foodbrands America segment.

	On February 7, 2000, the company acquired Corporate Brand Foods America, Inc. ("CBFA"), a privately held processor and marketer of meat and poultry products for the retail and foodservice markets. In the transaction, which will be accounted for as a pooling of interests, IBP issued 14.4 million common shares for all of the outstanding stock of CBFA. The company also assumed $316 million of CBFA's debt and $28 million of preferred stock obligations.


COMPARISON OF 1999 TO 1998

	Fresh Meats' 1999 operating margin as a percentage of net sales, before non-recurring charges, was 3.8% compared to 2.5% in the prior year. Both beef and pork operations performed above prior year levels due to relatively stable livestock prices, effective levels of plant capacity utilization, and improved domestic and export demand.

	During 1999, the company incurred $35 million of non-cash, pre-tax nonrecurring charges, including $18 million in the fourth quarter 1999. These nonrecurring charges, which were classified in cost of products sold, were primarily fixed asset impairment write-downs attributable to
the company's decision to exit its cow boning business.   Consequently,
the cow plant assets were written down to their estimated net realizable value.

	Foodbrands America's 1999 operating earnings decreased to 5.3% of net sales compared to 7.2% in 1998. Excluding the negative impact of IBP Foods, the 1999 operating margin measured 6.7%. Higher 1999 raw material and selling costs were the primary factors that reduced margins at existing operations.

	Industry experts predict that fed cattle supplies will remain strong into the first half of 2000 before tightening somewhat, with full year beef production down about 5%. Meanwhile, hog supplies in 2000 are expected to be down 3%-4% from 1999.


     Net Sales                 1999          1998       % Change
                            ----------    ----------   ----------
       Fresh Meats         $12,377,723   $11,696,190       5.8%
       Foodbrands America    1,697,485     1,152,445      47.3%
                            ----------    ----------     ------
       Total               $14,075,208   $12,848,635       9.5%
                            ==========    ==========     ======

     Earnings from Operations
       Fresh Meats         $   438,319   $   291,211      50.5%
       Foodbrands America       90,154        82,524       9.2%
                            ----------    ----------     ------
       Total               $   528,473   $   373,735      41.4%
                            ==========    ==========     ======

	SALES

	The 6% increase in Fresh Meats' 1999 net sales from 1998 was primarily the result of increased pounds of beef products sold as well as higher average beef selling prices. Meanwhile, Foodbrands America's 1999 net sales increased 47% over 1998. Excluding acquisitions, Foodbrands America's net sales increased 12% due to sales volume increases at other existing Foodbrands America divisions.

	Export sales and pounds sold increased 9% and 6% in 1999 compared to 1998. The improvement was attributable to a 25% increase in export sales in the second half of 1999, including 40% higher sales of chilled and frozen beef and pork. Net export sales accounted for 12.3% of 1999 and 1998 net sales.

	Japan continues to be IBP's most significant export destination, and 1999 export dollars were up 8% over 1998 due to a strong second half of 1999. Although volumes were 8% below the prior year, the sales mix has shifted to products of higher value, showing signs of a stronger economy in the Far East. Additionally, sales to Korea were up significantly over 1998. Closer to home, export sales to Mexico were up 10% in 1999 versus 1998.

	The U.S. Meat Export Federation predicts that U.S. red meat exports in 2000 will increase 8% over 1999, primarily to markets in the Far East.

 	COST OF PRODUCTS SOLD

	Fresh Meats' cost of products sold in 1999 increased 5% over 1998. Higher live cattle prices and increased volume of Fresh Meats products sold were the most significant factors. Plant costs were also higher, due in part to nonrecurring charges of $35 million, primarily cow plant asset write-downs, as mentioned earlier.

	Foodbrands America's cost of products sold in 1999 versus 1998 increased 52% from 1998. The higher costs were primarily due to acquisitions, although higher sales volume-related increases in existing businesses were also a contributing factor.

	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

	1999 expense increased 30% over 1998. The increases were chiefly a result of acquisitions, higher sales volume-related selling costs, corporate salaries, consulting expense, and a $7 million second quarter 1998 credit for export-related harbor maintenance tax refunds.

	INTEREST EXPENSE

	The 5% increase in 1999 net interest expense versus 1998 was due primarily to 18% higher average borrowings in 1999 offset somewhat by a lower average effective interest rate (38 basis points). Average borrowings and net interest expense will continue at higher levels in the foreseeable future because of additional borrowings required for the recent acquisitions and increased capital expenditures.

	INCOME TAXES

	IBP's effective income tax rate in 1999 decreased to 35% compared to 38% in 1998. The 1999 rate reduction resulted from a settlement with the Internal Revenue Service on audit issues related to fiscal years 1989, 1990 and 1991. The settlement decreased 1999 income tax expense by $14 million or $0.15 per diluted share.


COMPARISON OF 1998 TO 1997

	Operating earnings in 1998 measured 2.9% of net sales versus 1.7% in 1997. The Fresh Meats 1998 operating margin measured 2.5% of net sales compared to 1.6% in 1997. The higher 1998 figure reflected much-improved pork margins offset by lower beef margins caused by competing domestic meat supplies and weaker export demand resulting from economic problems in the Far East. Meanwhile, Foodbrands
America's operations performed above expectations as product demand increased and raw material prices decreased.

     Net Sales                 1998          1997       % Change
                            ----------    ----------   ----------
       Fresh Meats         $11,696,190   $12,421,902      -5.8%
       Foodbrands America    1,152,445       836,882      37.7%
                            ----------    ----------     ------
       Total               $12,848,635   $13,258,784      -3.1%
                            ==========    ==========     ======

     Earnings from Operations
       Fresh Meats         $   291,211   $   195,493      49.0%
       Foodbrands America       82,524        31,223     164.3%
                            ----------    ----------     ------
       Total               $   373,735   $   226,716      64.8%
                            ==========    ==========     ======

	SALES

	The 6% decrease in Fresh Meats' net sales was due to lower average prices of beef and pork products sold. Average 1998 pork prices in particular fell 26% from 1997. These lower average prices were partially offset by increases in pounds of beef and pork products sold. Foodbrands America's net sales in 1997 included 35 weeks for Foodbrands America, Inc. and 31 weeks for The Bruss Company. Meanwhile, Foodbrands America's comparable period sales also decreased in 1998 from 1997 due to lower selling prices resulting from lower raw material costs passed through to customers, which offset an increase in pounds sold.

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

	COST OF PRODUCTS SOLD

	The cost of products sold in 1998 decreased 5% from the same 1997 period. Fresh Meats experienced a 7% decrease in 1998 costs versus the prior year. This decrease was primarily due to reduced average prices paid for live hogs and cattle, which overrode the effect of increases in pounds of pork and beef products sold. Fresh Meats' plant costs increased due primarily to higher labor costs and increased pork volume. Foodbrands America also experienced lower comparable cost of products sold due primarily to the lower pork raw material prices.

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

	Foodbrands America's selling expense is much higher as a percentage of net sales compared to Fresh Meats due to the value-added nature of their respective product lines which require increased levels of customer contact, brand name development and promotional costs. The company expects that selling expense will continue to be significantly higher than in periods prior to the Foodbrands and Bruss acquisitions.

	INTEREST EXPENSE

	The 14% higher net interest expense in 1998 versus 1997 was primarily attributable to 29% higher average borrowings brought about by the purchases of Foodbrands America, Inc. and The Bruss Company in the second quarter 1997. IBP's effective interest rate in 1998 was lower by 53 basis points from the average in 1997, which somewhat offset the higher average borrowings. The lower effective interest rate was attributable in part to lower short-term market rates in 1998, the retirement of Foodbrands' 10.75% Senior Subordinated Notes in the first quarter 1998, and a favorable market position with IBP's interest rate swap contract.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

	The meat processing industry is characterized by significant working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about eight days to turn its product inventories and eighteen days to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock, can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the company's credit facilities (more fully described in Note C to the consolidated financial statements) provide IBP with same-day access to an aggregate of $600 million in potential committed borrowings. The unused portion of the committed credit lines was $110 million at December 25, 1999.

	In January 2000, the company increased its revolving credit capacity by $300 million via a one-year facility with two major financial institutions. Credit terms were similar to those in existing credit facilities.

	Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital, asset-based liquidity, and leverage ratios:


                                December 25,    December 26,
                                    1999            1998
                                ------------    ------------
     Working capital (in
      millions)                      $206            $231
     Current ratio                  1.2:1           1.3:1
     Quick ratio                    0.7:1           0.7:1
     Number of days' sales in
      accounts receivable            17.6            15.8
     Inventory turnover              25.9            30.0
     Earnings to fixed charges        8.0             6.1

	Working capital and associated liquidity ratios at year-end 1999 slipped relative to the prior year primarily because of increased short-term borrowings needed to fund acquisitions. Those ratios improved in the first quarter 2000 upon issuance of the $300 million of 7.95% 10-year notes discussed below, which reduced short-term debt by $125 million.

	Fresh Meats' accounts receivable and inventories were higher at year-end 1999 than at year-end 1998 due primarily to higher selling prices and livestock prices, especially on the pork side. These higher balances contributed to slower consolidated receivables and inventory turnover rates. In addition, the increasing presence of value-added businesses, with their more numerous product lines and distribution channels, and longer credit terms, has caused slower receivables and inventory turnover rates.

	Total consolidated outstanding borrowings averaged $997 million in 1999 compared to $843 million in 1998. Borrowings outstanding at December 25, 1999 under committed facilities totaled $490 million.

	On January 31, 2000, the company issued $300 million of 7.95% 10-year notes. The net proceeds were used to repay existing borrowings under credit facilities.

	On February 7, 2000, the company acquired Corporate Brand Foods America, Inc. ("CBFA") in an exchange of common shares. IBP issued
14.4 million common shares for all of the outstanding stock of CBFA. The company also assumed $316 million of CBFA's debt and $28 million of preferred stock obligations. The debt was refinanced and the preferred stock was liquidated immediately upon completion of the transaction, utilizing existing IBP debt facilities.

	The purchase of the Foodbrands America, Inc. 10.75% Notes in the first quarter 1998 by IBP, inc. was funded with available credit facilities. The portion of borrowings under IBP's revolving credit facilities considered long-term was $175 million at year-ends 1999 and 1998.

	The company invested $8 million in 1999 and $38 million in 1998 in life insurance contracts for key employees. Among other advantages, expected changes in the cash value of these contracts are intended to effectively act as a hedge against changes in the company's deferred compensation liabilities.

	Capital expenditures in 1999 totaled $195 million compared to $172 million in 1998. Significant projects with 1999 spending included beef facility food safety projects, several plant expansions, and completion of the company's world headquarters complex. Over half of the 1999 spending was for revenue enhancement or cost-saving projects, while the remainder generally went toward upgrades and replacements of existing equipment and facilities.

	Management's estimate of capital spending in 2000 is in the range of $400 million, the majority of which has been designated for revenue enhancement and capacity expansion. The company intends to fund these expenditures with operating cash flows and available debt facilities.

MARKET RISK
-----------

	Interest Rates - The company manages interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-effective manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate swaps effectively convert a portion of the company's fixed-rate debt to variable-rate debt or vice versa. A sensitivity analysis indicates that, with respect to interest rate derivative instruments in place at December 25, 1999 and December 26, 1998, a 100-basis point increase in the applicable market interest rate would not have had a material impact on the company's financial position, results of operations, or liquidity.

	Foreign Operations - Transactions denominated in a currency other than the entity's functional currency are generally hedged using currency forward contracts to reduce this market risk. These transactions primarily involve the company's Canadian subsidiary, which enters into currency forward and futures contracts to hedge its exposures on receivables, live cattle, and purchase commitments in foreign currencies. A sensitivity analysis indicates that, with respect to currency-based derivatives in place at December 25, 1999 and December 26, 1998, a 10% change in currency exchange rates would not have had a material impact on the company's financial position, results of operations, or liquidity.

	Commodities - The company uses commodity futures contracts to hedge its forward livestock purchases which, in 1999, accounted for approximately 7% of its livestock purchases. The contract lives ranged from one to twelve months. A sensitivity analysis indicates that, for futures contracts open at December 25, 1999, a 10% increase in futures contract prices would increase hedging losses by $15 million. The comparable prior year figure was $13 million. Any change in the value of the futures contracts is generally balanced by an offsetting position in the cash market price of the delivered livestock. Neither the company's financial position nor its liquidity would have been materially impacted by the above increase in futures contract prices.

YEAR 2000
---------

	The company has an internal team responsible for assessing the impact of Year 2000 and leading and monitoring the company's state of readiness with respect to this issue. All planning, implementation and testing was successfully completed before the end of 1999. The team has continued to monitor the company's systems.

	As part of the Year 2000 readiness program, significant service providers, vendors, suppliers, customers, and governmental entities ("Key Business Partners") that were considered critical to business operations around January 1, 2000, were identified. Steps were initiated to reasonably ascertain their stage of Year 2000 readiness as it related directly or indirectly to the company.

	The possible consequences of the company or its Key Business Partners not being fully Year 2000 compliant by January 1, 2000 included, among other things, temporary plant closings, delays in the delivery of products and/or receipt of supplies, invoice and collection errors and inventory and supply obsolescence. However, with some very minor exceptions, the company has not suffered any financial losses or operational inefficiencies resulting from the calendar advancing past January 1, 2000.

	The company also had in place a formal contingency plan to address risks considered critical to operations. This contingency plan will remain in place to ensure that any unforeseen Year 2000 or other critical issues can be addressed appropriately.

	The aggregate cost of the company's Year 2000 efforts was approximately $14 million, virtually all of which has been spent or committed. The spending included approximately $9 million for computer hardware, most of which was capitalized. The remaining $5 million was primarily for changes in computer software, all of which was expensed as incurred and funded with operating cash flows.

	The company's Year 2000 readiness program has been a very successful effort and, although continued monitoring of Business Systems is an ongoing process, the effort is essentially complete. The company does not anticipate any material adverse impact resulting from unforeseen Year 2000 issues.



                            IBP, inc. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 (In thousands, except share and per share data)


                                                 December 25,    December 26,
                                                     1999            1998
                                                 ------------    ------------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents                       $   32,164      $   27,254
  Marketable securities                                 -              1,400
  Accounts receivable, less allowance for
    doubtful accounts of $16,495 and $12,111         798,551         599,999
  Inventories (Note B)                               559,625         405,418
  Deferred income tax benefits (Note E)               58,296          51,761
  Prepaid expenses                                    18,293          10,983
                                                   ---------       ---------
    TOTAL CURRENT ASSETS                           1,466,929       1,096,815
                                                   ---------       ---------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and land improvements                         120,658         106,492
  Buildings and stockyards                           646,907         544,711
  Equipment                                        1,287,358       1,096,571
                                                   ---------       ---------
                                                   2,054,923       1,747,774
  Accumulated depreciation and amortization         (937,283)       (843,937)
                                                   ---------       ---------
                                                   1,117,640         903,837
  Construction in progress                           127,264         168,256
                                                   ---------       ---------
                                                   1,244,904       1,072,093
                                                   ---------       ---------
OTHER ASSETS:
  Goodwill, net of accumulated amortization
    Of $184,088 and $158,808                         893,064         724,089
  Other                                              108,342         115,099
                                                   ---------       ---------
                                                   1,001,406         839,188
                                                   ---------       ---------
                                                  $3,713,239      $3,008,096
                                                   =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note D)  $  663,974      $  565,517
  Notes payable to banks (Note C)                    447,960         140,967
  Federal and state income taxes                     139,099         152,122
  Deferred income taxes (Note E)                       3,361           1,818
  Other                                                6,234           5,388
                                                   ---------      ----------
    TOTAL CURRENT LIABILITIES                      1,260,628         865,812
                                                   ---------      ----------
LONG-TERM OBLIGATIONS (Notes C and F)                586,528         575,522
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes (Note E)                          31          17,037
  Other                                              157,284         148,811
                                                   ---------      ----------
                                                     157,315         165,848
                                                   ---------      ----------
COMMITMENTS AND CONTINGENCIES (Notes N and O)
STOCKHOLDERS' EQUITY (Note G):
  Preferred stock, authorized 25,000,000
    shares; none issued
  Common stock, $.05 par value per share;
    authorized 200,000,000 shares;
    issued 95,000,000 shares                           4,750           4,750
  Additional paid-in capital                         400,177         405,278
  Retained earnings                                1,371,756       1,067,725
  Accumulated other comprehensive income              (8,600)        (16,456)
  Treasury stock, at cost, 2,634,268
    and 2,686,188 shares                             (59,315)        (60,383)
                                                   ---------       ---------
    TOTAL STOCKHOLDERS' EQUITY                     1,708,768       1,400,914
                                                   ---------       ---------
                                                  $3,713,239      $3,008,096
                                                   =========       =========
See notes to consolidated financial statements.

                             IBP, inc. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF EARNINGS
                         (In thousands, except per share data)

                                              52 Weeks Ended
                          ------------------------------------------------------
                           December 25,        December 26,        December 27,
                               1999                1998                1997
                          --------------      --------------      -------------
Net sales (Note A)          $14,075,208         $12,848,635         $13,258,784
Cost of products sold        13,172,961          12,186,427          12,815,892
                             ----------          ----------          ----------
Gross profit                    902,247             662,208             442,892

Selling, general and
  administrative expense        373,774             288,473             216,176
                             ----------          ----------          ----------
Earnings from operations        528,473             373,735             226,716

Interest:
  Incurred                      (59,585)            (55,653)            (50,001)
  Capitalized                     8,589               7,976               6,933
  Income                          5,584               4,464               5,066
                             ----------          ----------          ----------
                                (45,412)            (43,213)            (38,002)
                             ----------          ----------          ----------
Earnings before income taxes
  and extraordinary item        483,061             330,522             188,714

Income taxes (Note E)           169,800             125,700              71,700
                             ----------          ----------          ----------
Earnings before extraordinary
  item                          313,261             204,822             117,014

Extraordinary loss on early
  extinguishment of debt,
  less applicable taxes
  (Note F)                        -                 (14,815)               -
                             ----------          ----------           ----------
Net earnings                $   313,261         $   190,007          $   117,014
                             ==========          ==========           ==========

Earnings per share (Note K):
----------------------------
  Earnings before
    extraordinary item            $3.39               $2.21                $1.26
  Extraordinary item                -                  (.16)                 -
                                   ----                ----                 ----
  Net earnings                    $3.39               $2.05                $1.26
                                   ====                ====                 ====

Earnings per share - assuming dilution:
---------------------------------------
  Earnings before extraordinary
    item                          $3.36               $2.19                $1.25
  Extraordinary item                -                  (.16)                 -
                                   ----                ----                 ----
  Net earnings                    $3.36               $2.03                $1.25
                                   ====                ====                 ====

See notes to consolidated financial statements.


                           IBP, inc. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                     (in thousands, except per share data)

                                                                          Accumulated
                                                   Additional                Other
                                           Common   Paid-in    Retained  Comprehensive Treasury
                                 Total     Stock    Capital    Earnings     Income      Stock
                                -------   ------- ------------ --------- ------------- --------
Balances, December 28, 1996   $1,203,655  $ 4,750 $ 427,456   $  779,199  $      (32)  $ (7,718)
                               ---------
Comprehensive income:
 Net earnings                    117,014                         117,014
 Other comprehensive income:
  Foreign currency
   translation adjustments        (6,082)                                     (6,082)
                               ---------
Comprehensive income             110,932
                               ---------
Dividends declared on common
 stock, $.10 per share            (9,249)                         (9,249)
Treasury shares purchased        (73,915)                                               (73,915)
Treasury shares delivered under
 employee stock plans              5,646            (20,504)                             26,150
                               ---------   ------  --------    ---------   ---------    -------
Balances, December 27, 1997    1,237,069    4,750   406,952      886,964      (6,114)   (55,483)
                               ---------

Comprehensive income:
 Net earnings                    190,007                         190,007
 Other comprehensive income:
  Foreign currency
   translation adjustments       (10,342)                                    (10,342)
                               ---------
Comprehensive income             179,665
                               ---------
Dividends declared on common
 stock, $.10 per share            (9,246)                         (9,246)
Treasury shares purchased        (12,370)                                               (12,370)
Treasury shares delivered under
 employee stock plans              5,796             (1,674)                              7,470
                               ---------   ------  --------    ---------   ---------    -------
Balances, December 26, 1998    1,400,914    4,750   405,278    1,067,725     (16,456)   (60,383)
                               ---------

Comprehensive income:
 Net earnings                    313,261                         313,261
 Other comprehensive income:
  Foreign currency
   translation adjustments         7,856                                       7,856
                                --------
Comprehensive income             321,117
                                --------
Dividends declared on common
 stock, $.10 per share            (9,230)                         (9,230)
Treasury shares purchased         (6,170)                                                (6,170)
Treasury shares delivered under
 employee stock plans              2,137             (5,101)                              7,238
                               ---------   ------  --------    ---------   ---------    -------
Balances, December 25, 1999   $1,708,768  $ 4,750 $ 400,177   $1,371,756 $    (8,600)  $(59,315)
                               =========   ======  ========    =========  ==========    =======


See notes to consolidated financial statements.


                                IBP, inc. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (In thousands)

                                                        52 Weeks Ended
                                          ------------------------------------------
                                          December 25,   December 26,   December 27,
                                              1999           1998           1997
                                          ------------   ------------   ------------
                                                      Inflows (outflows)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                             $  313,261      $  190,007     $  117,014
                                           ---------       ---------      ---------
 Adjustments to reconcile net earnings
 to cash flows from operations:
  Depreciation and amortization              113,508         100,821         92,292
  Amortization of intangible assets           26,544          25,405         17,638
  Fixed assets impairment write-downs         29,351            -              -
  Deferred income tax (benefit) provision     (2,450)         (5,300)         1,175
  Extraordinary loss on extinguishment
   of debt                                      -             14,815           -
  Working capital changes, net of
   effects of acquisitions:
   Accounts receivable                      (157,549)        (32,070)       (16,069)
   Inventories                              (101,068)        (13,773)       (11,761)
   Accounts payable and accrued
    liabilities                               43,626          71,936        (21,901)
  Other adjustments, net                      22,432           8,989          9,529
                                           ---------       ---------      ---------
                                             (25,606)        170,823         70,903
                                           ---------       ---------      ---------
Net cash flows provided by
 operating activities                        287,655         360,830        187,917
                                           ---------       ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions, net of cash acquired         (396,612)        (73,580)      (324,891)
 Capital expenditures                       (194,853)       (172,112)      (133,925)
 Proceeds from disposals of marketable
  securities                                  20,800         257,721        403,723
 Purchases of marketable securities          (19,400)       (250,954)      (237,243)
 Investment in life insurance contracts       (7,759)        (38,000)        (4,000)
 Other investing activities, net                (148)         (2,051)         9,855
                                           ---------       ---------      ---------
 Net cash flows used in investing
  activities                                (597,972)       (278,976)      (286,481)
                                           ---------       ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in short-term debt                 307,000          11,000        238,500
 Net change in checks in process of
  clearance                                   20,576         (29,464)        (7,715)
 Purchase of treasury stock                   (6,170)        (12,370)       (73,915)
 Principal payments on long-term
  obligations                                 (3,777)       (114,371)      (212,054)
 Proceeds from issuance of long-term debt      2,992          49,773        132,187
 Premiums paid on early retirement of
  debt                                          -            (20,636)          -
 Other financing activities, net              (7,092)         (6,006)        (2,835)
                                           ---------       ---------      ---------
 Net cash flows provided by (used in)
  financing activities                       313,529        (122,074)        74,168
                                           ---------       ---------      ---------
 Effect of exchange rate on cash and
  cash equivalents                             1,698          (1,548)          (746)
                                           ---------       ---------      ---------
 Net change in cash and cash equivalents       4,910         (41,768)       (25,142)
 Cash and cash equivalents at beginning
  of year                                     27,254          69,022         94,164
                                           ---------       ---------      ---------
 Cash and cash equivalents at end of year $   32,164      $   27,254     $   69,022
                                           =========       =========      =========


See notes to consolidated financial statements.

                        IBP, inc. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         FISCAL YEARS ENDED DECEMBER 25, 1999, DECEMBER 26, 1998
         -------------------------------------------------------
                          AND DECEMBER 27, 1997
                          ---------------------
     Columnar amounts in thousands, except share and per share amounts

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      ------------------------------------------

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

	FISCAL YEAR - IBP's fiscal year ends on the last Saturday of the calendar year. Fiscal years 1999, 1998 and 1997 all consisted of 52 weeks.

	EXPORT SALES - In 1999, 1998 and 1997, net export sales, principally to customers in Asia and also to destinations in the Americas and Europe, amounted to $1.7 billion, $1.6 billion and $1.7 billion, respectively.

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

	GOODWILL - Goodwill is amortized on a straight-line basis generally over 40 years.

	IMPAIRMENT OF LONG-LIVED ASSETS - The company reviews the carrying value of its long-lived assets (including goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values. During 1999, the company wrote down $30 million of impaired long-lived assets, including $15 million in the fourth quarter 1999. These write-downs, which were classified in cost of products sold, were primarily attributable to the company's decision to exit its cow boning business.

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

	ACCOUNTING CHANGES -	In June 1999, Statement of Financial
Accounting Standard ("SFAS") No. 137 was issued, which deferred the effective date for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and is effective no later than the first quarter of fiscal 2001. Based upon the company's current level of derivatives activity, management expects that this standard will not materially affect the company's financial position or results of operations.

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

   RECLASSIFICATIONS - Certain reclassifications have been made to prior financial statements to conform to the current year presentation.

B.	INVENTORIES:
	------------

	Inventories are comprised of the following:

                                   December 25,     December 26,
                                      1999              1998
                                   ------------     ------------

Product inventories:
  Raw materials                     $ 37,846         $ 22,552
  Work in process                     83,638           69,790
  Finished goods                     214,272          148,542
                                     -------          -------
                                     335,756          240,884
Livestock                            137,300           89,321
Supplies                              86,569           75,213
                                     -------          -------
                                    $559,625         $405,418
                                     =======          =======
C.	CREDIT ARRANGEMENTS:
      --------------------

	At December 25, 1999, IBP had in place two committed revolving credit facilities totaling $600 million in potential borrowings. These facilities include a $500 million multi-year credit facility (the "Multi-Year Facility") and a $100 million revolving promissory note (the "Promissory Note"). From time to time, IBP also may use uncommitted lines of credit for some or all of its short-term borrowing needs.

	The Multi-Year Facility is a revolving facility with a maturity date of December 20, 2000. Facility fees can vary from .085 to .200 of 1% on the total amount of the facility. The Promissory Note was extended on May
1, 1999 and matures on April 30, 2000.

	In January 2000, the company increased its revolving credit capacity by $300 million via a one-year facility with two major financial institutions. Credit terms are similar to those in existing credit facilities.

	There were total borrowings of $490 million outstanding under the revolving facilities at December 25, 1999, $315 million of which was classified as current liabilities. IBP also had $133 million of short-term borrowings outstanding at year-end 1999 under uncommitted credit lines. The remaining $175 million under revolving facilities was classified as non-current in the consolidated balance sheet. The interest rate at December 25, 1999 on the non-current portion was 6.3%.

	During fiscal 1999, the maximum amount of borrowings under all of IBP's credit arrangements, including any amounts considered non-current, was $764 million. Average borrowings under IBP's credit arrangements and the weighted average interest rate during fiscal 1999 were $584 million and 5.4%. The comparable 1998 figures were average borrowings of $423 million and an average interest rate of 5.8%.

	IBP's credit facility agreements contain certain restrictive covenants which, among other things, (1) require the maintenance of a minimum debt service coverage ratio; and (2) provide for a maximum funded debt ratio.

D.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
	--------------------------------------

	Accounts payable and accrued expenses are comprised of the following:


                                   December 25,     December 26,
                                       1999             1998
                                   ------------     ------------
Accounts payable, principally
  trade creditors                    $273,271         $220,972
                                      -------          -------
Checks in process of clearance        115,768           94,888
                                      -------          -------
Accrued expenses:
  Employee compensation                86,091           74,728
  Employee benefits                    44,997           34,771
  Property and other taxes             25,364           24,809
  Marketing costs                      19,230           14,352
  Other                                99,253          100,997
                                      -------          -------
                                      274,935          249,657
                                      -------          -------
                                     $663,974         $565,517
                                      =======          =======

E.	INCOME TAXES:
	-------------

      Income tax expense consists of the following:

                           1999        1998        1997
                         --------    --------    --------

      Current:
        Federal          $148,150    $118,260    $ 72,000
        State              21,000      13,380       3,825
        Foreign             3,100        (640)     (5,300)
                          -------     -------     -------
                          172,250     131,000      70,525
                          -------     -------     -------
      Deferred:
        Federal            (4,975)     (5,630)      3,100
        State                (100)        480         300
        Foreign             2,625        (150)     (2,225)
                          -------     -------     -------
                           (2,450)     (5,300)      1,175
                          -------     -------     -------
                         $169,800    $125,700    $ 71,700
                          =======     =======     =======

	Total income tax expense varies from the amount which would be provided by applying the U.S. federal income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percentage of pre-tax earnings) are as follows:

                              1999        1998        1997
                            --------    --------    --------

Federal income tax rate       35.0%       35.0%       35.0%
State income taxes, net
  of federal benefit           2.8         2.9         1.7
Settlement of federal
  audit issues                (2.8)         -           -
Foreign tax items             (1.6)       (1.3)       (1.9)
Goodwill amortization          1.4         1.8         2.5
Other, net                     0.4        (0.4)        0.7
                              ----        ----        ----
                              35.2%       38.0%       38.0%
                              ====        ====        ====

	Management reached a settlement with the U.S. Internal Revenue Service ("IRS") on audit issues related to fiscal years 1989, 1990 and 1991. The IRS is currently examining the years 1992 through 1996. In management's opinion, adequate provisions for income taxes have been made for all years.

	Deferred income tax liabilities and assets were comprised of the following:

                                      December 25,     December 26,
                                          1999             1998
                                      ------------     ------------

Deferred tax assets:
  Nondeductible accrued liabilities    $  102,375       $   95,085
  State tax credit carryforwards            9,140            8,543
  Bad debt and claims reserves              5,699            4,372
  Federal and state operating
   loss carryforwards                      31,969           20,874
  Other                                     3,989            2,987
                                        ---------        ---------
  Gross deferred tax assets               153,172          131,861
  Valuation allowance                      (9,140)          (8,543)
                                        ---------        ---------
  Net deferred tax assets                 144,032          123,318
                                        ---------        ---------

Deferred tax liabilities:
  Fixed assets                            (69,737)         (75,107)
  Intangible assets                       (15,544)         (11,445)
  Other                                    (3,847)          (3,860)
                                        ---------        ---------
                                          (89,128)         (90,412)
                                        ---------        ---------
                                       $   54,904       $   32,906
                                        =========        =========

The net $0.6 million increase in the valuation allowance for deferred tax assets was the result of net state tax credits earned. No benefit has been recognized for these state tax credit carryforwards, most of which expire in the years 2004 through 2008.

	At December 25, 1999, after considering utilization restrictions, the company's acquired tax loss carryforwards approximated $93.8 million, including $48 million acquired in the purchase of H&M Food Systems Company, Inc. (see note L). The net operating loss carryforwards, which are subject to utilization limitations due to ownership changes, may be utilized to offset future taxable income as follows: $20.6 million each in 2000, 2001, 2002 and 2003 and $11.4 million in 2004. Loss carryforwards not utilized in the first year that they are available may be carried over and utilized in subsequent years, subject to their expiration provisions. These carryforwards expire during the years 2005 through 2019.

F.	LONG-TERM OBLIGATIONS:
	----------------------

	Long-term obligations are summarized as follows:

                                      December 25,     December 26,
                                          1999             1998
                                      ------------     ------------
Revolving credit facilities            $  175,000       $  175,000
7.45% Senior Notes due 2007               125,000          125,000
6.125% Senior Notes due 2006              100,000          100,000
7.125% Senior Notes due 2026              100,000          100,000
6.0% Securities due 2001                   50,000           50,000
Present value of minimum
 capital lease obligations                 26,728           27,526
Other                                      13,725            1,076
                                        ---------        ---------
                                          590,453          578,602
Less amounts due within one year            3,925            3,080
                                        ---------        ---------
                                       $  586,528       $  575,522
                                        =========        =========

	On January 31, 2000, the company issued $300 million of 7.95% 10-year notes under its $550 million Debt Securities program originally registered with the Securities and Exchange Commission ("SEC") in 1996. This Debt Securities program was subsequently amended and filed with the SEC on January 27, 2000. The net proceeds, issued at a slight discount to par, were used to repay existing borrowings under revolving credit facilities. Interest is payable semiannually.

	During the first quarter 1998, the company completed its purchase of all of the $112 million outstanding 10.75% Senior Subordinated Notes of its wholly-owned subsidiary, Foodbrands America, Inc. ("Foodbrands").
Net prepayment premiums, accelerated amortization of unamortized deferred financing costs, and transaction expenses totaled $24 million, before applicable income tax benefit of $9 million, and was accounted for as an extraordinary loss.

	The purchase of the Foodbrands obligations by IBP was funded with available credit facilities. The portion of borrowings under IBP's revolving credit facilities considered long-term was $175 million at December 25, 1999 and December 26, 1998.

	Substantially all of the leased assets under capital leases can be purchased by IBP at the end of the respective lease terms. Leased assets, which are included with owned property in the consolidated balance sheets, at cost totaled $32 million; accumulated amortization on these assets totaled $12 million.

	Aggregate maturities of long-term obligations for each of the five fiscal years subsequent to 1999 are (in millions): $179.0; $55.0; $3.2; $2.3 and $3.8.

G.	STOCK PLANS:
	------------

  	Officer Long-Term Stock Plans:
	------------------------------
	IBP has officer long-term stock plans which provide for awards to key officers of IBP which, subject to certain restrictions, will vest generally after five years resulting in the delivery of shares of common stock over the one-year period following such vesting. At December 25, 1999, there were approximately 607,000 shares available for future awards under the plans. The company recognized compensation expense for these plans totaling $3.1 million, $2.3 million and $3.3 million, respectively, in 1999, 1998 and 1997.

The status of shares under the officer long-term stock plans is summarized as follows:


                               Number of     Weighted Average
                                Shares        Price per Share
                               ------------------------------

Balance, December 28, 1996       1,342.2           $11.13
  Granted                          290.6            21.11
  Delivered                     (1,020.0)            8.41
  Forfeited                        (10.2)           18.36
                               ------------------------------
Balance, December 27, 1997         602.6            20.48
  Granted                           48.8            23.94
  Delivered                           -               -
  Forfeited                         (9.3)           21.48
                               ------------------------------
Balance, December 26, 1998         642.1            20.54
  Granted                           61.7            22.49
  Delivered                        (86.9)           15.12
  Forfeited                         (6.9)           25.38
                               ------------------------------
Balance, December 25, 1999         610.0           $21.84
                               ------------------------------

Stock Option Plans:
-------------------
	IBP has stock option plans under which incentive and non-qualified stock options may be granted to key employees and directors of IBP and its subsidiaries. As of December 25, 1999, the plans provided for the delivery of up to 7.1 million shares of common stock upon exercise of options granted at no less than the market value of the shares on the effective date of grant. An additional 0.4 million options granted in 1998 were non-qualified ("non-qualifying options") based upon differences in market price on the effective date and issuance date. The expense recorded for the non-qualifying options was not material in 1999 or 1998.

	All options may be granted for terms up to but not exceeding ten years and are generally fully vested after five years from the date granted. At December 25, 1999 and December 26, 1998, there were 2.7 million and 3.2 million options, respectively, reserved for future grants.

	The company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans under that standard. Had compensation cost for IBP's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998, and 1997 consistent with the provisions of SFAS No. 123, IBP's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                     1999          1998          1997
                                   --------      --------      --------
Net earnings - as reported         $313,261      $190,007      $117,014
Net earnings - pro forma            309,717       187,088       114,236
Earnings per share - as reported       3.39          2.05          1.26
Earnings per share - pro forma         3.36          2.02          1.23
Earnings per diluted share -
  as reported                          3.36          2.03          1.25
Earnings per diluted share -
  pro forma                            3.32          2.00          1.22

The weighted average fair values at date of grant for options granted at market value during 1999, 1998 and 1997 were $7.53, $7.29 and $7.91 per option respectively. The weighted-average fair value for the non-qualifying options granted in 1998 was $13.15 per option. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1999, 1998 and 1997:


                                     1999          1998          1997
                                   --------      --------      --------
Expected option life               6 years       6 years       6 years
Expected annual volatility            26%           26%           26%
Risk-free interest rate              5.8%          4.7%          5.8%
Dividend yield                       0.4%          0.4%          0.4%


The status of stock options under the plans is summarized as follows:


                        Number of     Weighted Average       Options
                         Shares       Price Per Share      Exercisable
                      ------------- -------------------- ---------------
Balance at
 December 28, 1996       4,549.9           $16.09            1,721.0
  Granted                  658.2            21.63
  Exercised               (738.5)            8.78
  Canceled                (344.4)           21.25
----------------------------------------------------------------------------
Balance at
 December 27, 1997       4,125.2            17.85            1,846.3
  Granted at market
   value                   208.7            21.37
  Granted at a price
   below market value      434.2            16.56
  Exercised               (320.1)           11.44
  Canceled                (199.4)           21.64
----------------------------------------------------------------------------
Balance at
 December 26, 1998       4,248.6            18.20             2,230.9
  Granted                  651.0            20.63
  Exercised               (290.9)           10.64
  Canceled                (179.0)           21.65
----------------------------------------------------------------------------
Balance at
 December 25, 1999       4,429.7           $18.92             2,543.7

The following table summarizes information about stock options outstanding at December 25, 1999:

                          Number       Weighted Average
    Range of           Outstanding        Remaining         Weighted Average
Exercisable Prices     At 12/25/99     Contractual Life      Exercise Price
------------------   ---------------  -------------------  ------------------
 $ 6.75 to 15.99          994.2            2.9 years             $10.84
  16.00 to 25.99        3,335.7            6.9 years              21.06
  26.00 to 33.00           99.8            7.0 years              28.11
-----------------------------------------------------------------------------
 $ 6.75 to 33.00        4,429.7            6.3 years             $18.92


                                 Number
           Range of           Exercisable     Weighted Average
       Exercisable Prices     At 12/25/99      Exercise Price
     ---------------------- --------------- --------------------
       $ 6.75 to 15.99           971.1            $10.73
        16.00 to 25.99         1,529.2             21.77
        26.00 to 33.00            43.4             28.33
     -----------------------------------------------------------
       $ 6.75 to 33.00         2,543.7            $17.65

	Share Delivery Restrictions:
      ----------------------------
	Shares of common stock to be delivered for approximately 0.6 million options under the stock option plans must come from previously issued shares. All other shares of stock to be delivered pursuant to the stock option plans and the officer long-term stock plans may alternatively come from previously authorized but unissued common stock.

H.	SUPPLEMENTAL CASH FLOW INFORMATION:
	-----------------------------------
	Supplemental information on cash payments is presented as follows:

                                       1999        1998        1997
                                    ----------  ----------  ----------
Interest, net of amounts
 capitalized                         $ 47,906    $ 47,775    $ 37,670
Income taxes                          193,721      74,343      39,017

I.	FINANCIAL INSTRUMENTS:
	----------------------

  	Interest and Currency Rate Derivatives:
	---------------------------------------
	The company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-effective manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate swaps effectively convert a portion of the company's fixed-rate debt to variable-rate debt, or vice versa.

	The notional amounts of these swap agreements were $50 million at year-ends 1999 and 1998. The notional amounts of these and other derivative instruments do not represent assets or liabilities of the company but, rather, are the basis for the settlements under the contract terms.

	The company's Canadian subsidiary enters into currency futures contracts to hedge its exposures on receivables, live cattle and purchase commitments in foreign currencies. At December 25, 1999, the company had outstanding contracts to buy Canadian dollars totaling CDN$96 million at various dates through 2000. Comparable outstanding contracts at year-end 1998 totaled CDN$130 million. The company also had outstanding contracts at year-end 1999 to sell $20 million U.S. dollars at various dates.
There were no such contracts outstanding at year-end 1998.

	There were no material realized or unrealized gains or losses for any derivative financial instruments in any of the fiscal years presented. The company monitors the risk of default by its financial instrument counterparties, all of which are major financial institutions, and does not anticipate nonperformance.

	Fair Value of Financial Instruments:
	------------------------------------
	The following methods and assumptions are used in estimating the fair value of each class of the company's financial instruments at December 25, 1999:

	For cash equivalents, marketable securities, accounts receivable, notes payable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the short-term nature of these instruments.

	For securities included in other assets, fair value is based upon quoted market prices for these or similar securities. The carrying amount approximates fair value for these securities. Life insurance contracts are carried at fair value.

	For long-term debt, fair value was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At year-end 1999, the carrying value exceeded the fair value by $25 million. At year-end 1998, the fair value exceeded the carrying value by $6 million. The company's long-term debt is generally not callable until maturity, except for the 7.125% Senior Notes due 2026.

	For derivatives, the fair value was estimated using termination cash values. The fair values of IBP's derivatives at year-ends 1999 and 1998 were not material.

J.	PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:
	-----------------------------------------------

      IBP's subsidiary, Foodbrands America, Inc. ("Foodbrands"), has defined benefit pension plans at three of its facilities. Foodbrands also provides life insurance and medical benefits for substantially all retired hourly and salaried employees of one of its subsidiaries under various defined benefit plans.


                                    Pension Benefits          Other Benefits
                                 ----------------------   ----------------------
                                    1999        1998         1999        1998
                                 ----------  ----------   ----------  ----------
Change in benefit obligation:
Benefit obligation at beginning
 of year                          $ 70,921    $ 68,933     $ 68,851    $ 69,410
Service cost                           568         473          221         229
Interest cost                        4,690       4,787        4,452       4,799
Actuarial (gain) loss               (3,979)      3,117       (4,634)        666
Benefits paid                       (6,284)     (6,389)      (5,938)     (6,253)
                                   -------     -------      -------     -------

Benefit obligation at end of year   65,916      70,921       62,952      68,851
                                   -------     -------      -------     -------

Change in plan assets:
Fair value of plan assets at
 beginning of year                  66,737      65,110            5           9
Actual return on plan assets         9,378       5,165            1        -
Employer contribution                  188       2,851        5,954       6,249
Benefits paid                       (6,284)     (6,389)      (5,938)     (6,253)
                                   -------     -------      -------     -------

Fair value of plan assets at end
 of year                            70,019      66,737           22           5
                                   -------     -------      -------     -------

Funded status                        4,103      (4,184)     (62,930)    (68,846)
Unrecognized net actuarial (gain)
 loss                               (3,967)      3,812       (3,064)      1,587
                                   -------     -------      -------     -------
Net amount recognized             $    136    $(   372)    $(65,994)   $(67,259)
                                   =======     =======      =======     =======
Amounts recognized in the statement
 of financial position consist of:
Prepaid benefit cost              $  1,040    $  1,046     $   -       $   -
Accrued benefit liability             (904)    ( 1,418)     (65,994)    (67,259)
                                   -------     -------      -------     -------
Net amount recognized             $    136    $(   372)    $(65,994)   $(67,259)
                                   =======     =======      =======     =======
Weighted-average assumptions as
 of year end:
Discount rate                         7.75%       6.75%        7.75%       6.75%
Expected return on plan assets        8.50%       8.50%         n/a         n/a

	For measurement purposes, a 9.2% annual rate of increase in the per capita claims cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 8.7% by 2001, 7.5% by 2006, and 6.5% by 2011 and remain at that level thereafter.

Components of net periodic benefit cost:

Pension benefits:
                                  1999       1998       1997
                                --------   --------   --------
Service cost                    $    568   $    473   $    411
Interest cost                      4,690      4,787      4,956
Expected return on plan assets    (5,578)    (5,501)    (4,993)
                                 -------    -------    -------

Net periodic (benefit) cost     $   (320)  $(   241)  $    374
                                 =======    =======    =======

Other benefits:
                                  1999       1998       1997
                                --------   --------   --------
Service cost                    $    221   $    229   $    197
Interest cost                      4,452      4,799      5,018
Expected return on plan assets      -            (1)        (2)
                                 -------    -------    -------
Net periodic cost               $  4,673   $  5,027   $  5,213
                                 =======    =======    =======

	Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                     1-percentage-      1-percentage-
                                     Point Increase     Point Decrease
                                    ----------------   ----------------
Effect on total of service and
 interest cost components for 1999     $   117            $   (45)
Effect on year-end postretirement
 benefit obligation                    $   923            $  (898)

K. EARNINGS PER SHARE:
   -------------------

                               For the Year Ended December 25, 1999
                            ------------------------------------------
                               Earnings       Shares       Per Share
                              (Numerator)  (Denominator)     Amount
                            ------------------------------------------
Basic EPS
---------
 Net earnings                   $313,261       92,298         $3.39
                                                               ====
Effect of Dilutive Securities
-----------------------------
 Employee stock plans               -             992
                                 -------       ------
Diluted EPS                     $313,261       93,290         $3.36
                                 =======       ======          ====


                               For the Year Ended December 26, 1998
                            ------------------------------------------
                               Earnings       Shares       Per Share
                              (Numerator)  (Denominator)     Amount
                            ------------------------------------------
Basic EPS
---------
 Earning before extraordinary
  item                          $204,822       92,485         $2.21
                                                               ====
Effect of Dilutive Securities
-----------------------------
 Employee stock plans               -             910
                                 -------       ------
Diluted EPS                     $204,822       93,395         $2.19
                                 =======       ======          ====


                               For the Year Ended December 27, 1997
                            ------------------------------------------
                               Earnings       Shares       Per Share
                              (Numerator)  (Denominator)     Amount
                            ------------------------------------------

Basic EPS
---------
 Net earnings                   $117,014       92,651         $1.26
                                                               ====
Effect of Dilutive Securities
-----------------------------
 Employee stock plans               -           1,141
                                 -------       ------
Diluted EPS                     $117,014       93,792         $1.25
                                 =======       ======          ====

The summary below lists stock options outstanding at the end of the fiscal years which were not included in the computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options had varying expiration dates.


                                      1999        1998        1997
                                   ----------  ----------  ----------
Stock options excluded from
 Diluted EPS computation              1,552         120       1,406

Average option price per share       $24.72      $27.28      $24.95

L. ACQUISITIONS:
   -------------

	1999 Acquisitions
	-----------------
	Early in the second quarter 1999, the company acquired the outstanding stock of two companies, H&M Food Systems Company, Inc. ("H&M") and Zemco Industries, Inc., the owner of Russer Foods. H&M is a producer of custom-formulated pre-cooked meat products and prepared foods with two plants in Texas. Russer Foods, based in Buffalo, New York, produces and markets a variety of premium deli meats. Both operations will operate as part of IBP's Foodbrands America, Inc. ("Foodbrands") subsidiary.

	Early in the third quarter 1999, Foodbrands acquired Wilton Foods, Inc., ("Wilton Foods") a leading producer of premium kosher meals and prepared foods for airlines and institutions. Wilton Foods, based in Goshen, New York, also produces premium kosher hors d'oeuvres and appetizers.

	In the third quarter 1999, IBP, through its IBP Foods, Inc. subsidiary, purchased substantially all of the operating assets of Thorn Apple Valley, Inc. ("TAVI"), a further processor of pork and poultry products, which had been involved in bankruptcy proceedings. The purchase of the TAVI assets included five processing plants, most of its current assets and a number of product brand names.

	All of the acquisitions above were accounted for as purchase business combinations. Approximately $194 million of goodwill was recorded with these acquisitions and is being amortized on a straight-line basis over 40 years.

	The following pro forma financial information assumes the above businesses were acquired at the beginning of 1998. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the assets been acquired at the beginning of 1998, or of the results which may occur in the future. The pro forma results do not include TAVI's discontinued fresh pork operation which IBP did not purchase. However, the pro forma results do include significant TAVI nonrecurring charges related to goodwill and asset impairments, Russian credit losses, product recalls and bankruptcy-related legal and financing expenses.


                                              52 Weeks Ended
                                      ------------------------------
                                         Dec. 25,        Dec. 26,
                                           1999            1998
                                      --------------  --------------
                                                (unaudited)
Net sales                              $14,396,046      $13,618,468
Earnings from operations                   474,180          402,158
Earnings before extraordinary item         240,915          209,501
Net earnings                               240,915          194,686
Earnings per diluted share:
 Earnings before extraordinary item          $2.58            $2.24
 Net earnings                                 2.58             2.08


	Corporate Brand Foods America
	-----------------------------

	On February 7, 2000, the company acquired Corporate Brand Foods America, Inc. ("CBFA"), a privately held processor and marketer of meat and poultry products for the retail and foodservice markets. In the transaction, which will be accounted for as a pooling of interests, IBP issued 14.4 million common shares for all of the outstanding stock of CBFA. The company also assumed $344 million of CBFA's debt and preferred stock obligations.

	IBP had product sales to CBFA in IBP's fiscal years ended December 25, 1999 and December 26, 1998, totaling $63 million and $64 million, respectively. The effects of conforming CBFA's accounting policies to those of IBP are not expected to be material.

	Prior to the merger, CBFA's fiscal year ended on the Sunday closest to the last day of February. The following information presents certain statement of earnings data of CBFA for the periods preceding the merger:



                 Twelve Months        Fiscal Year        Fiscal Year
                     Ended               Ended              Ended
               December 25, 1999   February 28, 1999    March 1, 1998
              ------------------- ------------------- -----------------
                  (unaudited)
Net sales          $634,932           $515,888            $272,935
EBITDA(1)            47,341             33,943              18,134
Net earnings          4,098              2,531               3,134

(1)Earnings before interest, taxes, depreciation and amortization

M. BUSINESS SEGMENTS:
   ------------------

	The company is managed and operated as two divisions, Fresh Meats and Foodbrands America (formerly described as Enterprises), and, accordingly, has two business segments. IBP's Fresh Meats operation relates principally to the meat processing industry and primarily involves cattle and hog slaughter, beef and pork fabrication and related allied product processing activities. This segment markets its products to food retailers, distributors, wholesalers, restaurant and hotel chains, other food processors and leather makers, as well as manufacturers of pharmaceuticals and animal feeds. The Foodbrands America segment consists of three IBP subsidiaries: Foodbrands America, Inc., The Bruss Company and IBP Foods, Inc. The Foodbrands America group produces, markets and distributes a variety of frozen and refrigerated products to the "away from home" food preparation market, including pizza toppings and crusts, value-added pork-based products, ethnic specialty foods, appetizers, soups, sauces and side dishes as well as deli meats and processed beef, pork and poultry products. Foodbrands America also produces portion-controlled premium beef and pork products for sale to restaurants and foodservice customers in domestic and international markets. The company operates principally in the United States.

	Intersegment sales have been recorded at amounts approximating market. Earnings from operations are comprised of net sales less all identifiable operating expenses, allocated corporate selling, general and administrative expenses, and goodwill amortization. Net interest expense and income taxes have been excluded from segment operations.


NET SALES                                1999             1998             1997
---------                           --------------   --------------   --------------
Sales to unaffiliated customers:
 Fresh Meats                         $ 12,377,723     $ 11,696,190     $ 12,421,902
 Foodbrands America                     1,697,485        1,152,445          836,882
                                      -----------      -----------      -----------
                                     $ 14,075,208     $ 12,848,635     $ 13,258,784
                                      ===========      ===========      ===========

Intersegment sales:
 Fresh Meats                         $    284,058     $    185,459     $    148,224
 Intersegment elimination                (284,058)        (185,459)        (148,224)
                                      -----------      -----------      -----------
                                     $       -        $       -        $       -
                                      ===========      ===========      ===========

Net sales:
 Fresh Meats                         $ 12,661,781     $ 11,881,649     $ 12,570,126
 Foodbrands America                     1,697,485        1,152,445          836,882
 Intersegment elimination                (284,058)        (185,459)        (148,224)
                                      -----------      -----------      -----------
                                     $ 14,075,208     $ 12,848,635     $ 13,258,784
                                      ===========      ===========      ===========


EARNINGS FROM OPERATIONS
------------------------
 Fresh Meats                         $    438,319     $    291,211     $    195,493
 Foodbrands America                        90,154           82,524           31,223
                                      -----------      -----------      -----------
 Total earnings from operations           528,473          373,735          226,716

 Net interest expense                     (45,412)         (43,213)         (38,002)
                                      -----------      -----------      -----------
 Pre-tax earnings                    $    483,061     $    330,522     $    188,714
                                      ===========      ===========      ===========


TOTAL ASSETS
------------

 Fresh Meats                         $  2,182,511     $  1,989,674     $  1,923,517
 Foodbrands America                     1,530,728        1,018,422          915,424
                                      -----------      -----------      -----------
                                     $  3,713,239     $  3,008,096     $  2,838,941
                                      ===========      ===========      ===========

ADDITIONS TO PROPERTY, PLANT
 AND EQUIPMENT, INCLUDING ACQUISITIONS
--------------------------------------

 Fresh Meats                         $    111,361     $    123,179     $    107,503
 Foodbrands America                       480,104          122,513          351,313
                                      -----------      -----------      -----------
                                     $    591,465     $    245,692     $    458,816
                                      ===========      ===========      ===========

DEPRECIATION AND AMORTIZATION
-----------------------------
 Of fixed assets:
  Fresh Meats                        $     75,678     $     74,034     $     74,282
  Foodbrands America                       37,830           26,787           18,010
                                      -----------      -----------      -----------
                                     $    113,508     $    100,821     $     92,292
                                      ===========      ===========      ===========
 Of intangible assets:
  Fresh Meats                        $      8,557     $     12,295     $      8,944
  Foodbrands America                       17,987           13,110            8,694
                                      -----------      -----------      -----------
                                     $     26,544     $     25,405     $     17,638
                                      ===========      ===========      ===========

NET SALES BY GEOGRAPHIC LOCATION OF CUSTOMERS
---------------------------------------------

                                         1999             1998             1997
                                    --------------   --------------   --------------

United States                         $11,916,663      $10,952,780      $11,167,708
Japan                                     845,150          784,624          909,855
Canada                                    510,801          421,701          508,568
Korea                                     224,131          134,271          224,272
Mexico                                    190,627          173,074          125,533
Other foreign countries                   387,836          382,185          322,848
                                      -----------      -----------      -----------
                                      $14,075,208      $12,848,635      $13,258,784
                                      ===========      ===========      ===========

N.	COMMITMENTS:
	------------
	The company leases various facilities and equipment under noncancelable operating lease arrangements which expire at various dates through the year 2012. Future minimum payments under noncancelable operating leases with lease terms in excess of one year at December 25, 1999 totaled approximately $68 million. Aggregate maturities for each of the five fiscal years subsequent to 1999 are (in millions) $17.5; $10.1; $7.1; $5.2; and $4.4. The company's rental expense for all operating leases was (in millions) $25.2; $21.9; and $15.9 for fiscal years 1999, 1998 and 1997.

	The company had livestock and other purchase commitments, letters of credit, and other commitments and guarantees at December 25, 1999 aggregating approximately $302 million. Livestock purchase commitments were at a market or market-derived price at the time of delivery or were fully hedged if the price was determined at an earlier date.

	In addition to the livestock purchase commitments above, the company is committed to purchase approximately 24 million market hogs between 2000 and 2009 at market-derived prices under various contracts with producers. Contractual commitments for the next five years average approximately 4.6 million hogs annually, which represents approximately
21% of IBP's current annual production capacity.

O.	CONTINGENCIES:
	--------------
	IBP is involved in numerous disputes incident to the ordinary course of its business. In the opinion of management, any liability for which provision has not been made relative to the various lawsuits, claims and administrative proceedings pending against IBP, including those described below, will not have a material adverse effect on its future consolidated results of operations, financial position or liquidity.

	In July 1996, a lawsuit was filed against IBP by certain cattle producers in the U.S. District Court, Middle District of Alabama, seeking certification of a class of all cattle producers. The complaint alleges that IBP has used its market power and alleged "captive supply" agreements to reduce the prices paid to producers for cattle.
Plaintiffs have disclosed that, in addition to declaratory relief, they seek actual and punitive damages, although plaintiffs have not specified the amounts they seek. The original motion for class certification was denied by the District Court; plaintiffs then amended their motion, defining a narrower class consisting of only those cattle producers who sold cattle directly to IBP from 1994 through the date of certification. While the District Court approved this narrower class in April 1999, the Court noted that it could decertify the class as discovery proceeds.
The 11th Circuit granted IBP's request for a review of the class certification decision, and is expected to issue an opinion in early 2000. Management continues to believe that the company has acted properly and lawfully in its dealings with cattle producers.

	On January 12, 2000, The United States Department of Justice, on behalf of the Environmental Protection Agency ("EPA"), filed a lawsuit against IBP in U. S. District Court for the District of Nebraska, alleging violations of various environmental laws at IBP's Dakota City facility. This action alleges, among other things, violations of: (1) the Clean Air Act; (2) the Clean Water Act; (3) the Resource, Conservation and Recovery Act; (4) the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"); and (5) the Emergency Planning and Community Right to Know Act ("EPCRA"). The action seeks injunctive relief to remedy alleged violations and damages of $25,000 per violation per day for alleged violations which occurred prior to January 30, 1997, and $27,500 per violation per day for alleged violations after that date. The Complaint alleges that some violations began to occur as early as 1989, although the great majority of the violations are alleged to have occurred much later, and continue into the present. IBP believes that the company has meritorious defenses on each of these allegations and intends to aggressively defend these claims.

	The EPA has also sent IBP an information request under the Clean Air Act and CERCLA seeking additional information regarding hydrogen sulfide emissions from the company's Dakota City facility. The EPA claims it seeks information to determine whether the emissions pose an imminent and substantial endangerment to human health or the environment. If the EPA makes this finding, it could trigger further action including an administrative order for compliance concerning the facility. IBP disputes and would vigorously contest any claim that the emissions pose any such threat.

P.	QUARTERLY FINANCIAL DATA (UNAUDITED):
	-------------------------------------

	Quarterly results are summarized as follows:

                       First      Second       Third      Fourth
1999                  Quarter     Quarter     Quarter     Quarter      Annual
----                ----------- ----------- ----------- -----------  ----------

Net sales            $3,097,652  $3,478,467  $3,648,390  $3,850,699  $14,075,208
Gross profit            179,148     208,034     263,631     251,434      902,247
Net earnings             56,898      66,243     108,606      81,514      313,261
Earnings per share          .62         .72        1.18         .88         3.39
Earnings per diluted
 share                      .61         .71        1.16         .87         3.36
Dividends per share        .025        .025        .025        .025          .10
Market price:
 High                   29 3/16      23 1/8      25 3/4          25
 Low                     19 3/8      16 3/4          22      17 3/4

1998
----

Net sales            $3,224,944  $3,334,340  $3,210,689  $3,078,662  $12,848,635
Gross profit            103,829     126,141     193,251     238,987      662,208
Earnings before
 extraordinary item      13,599      33,853      65,581      91,789      204,822
Net earnings (loss)      (1,216)     33,853      65,581      91,789      190,007
Earnings per share:
Earnings before
 extraordinary item         .15         .37         .71         .99         2.21
Net earnings (loss)        (.01)        .37         .71         .99         2.05
Earnings per diluted
 share:
Earnings before
 extraordinary item         .15         .36         .70         .98         2.19
Net earnings (loss)        (.01)        .36         .70         .98         2.03
Dividends per share        .025        .025        .025        .025          .10
Market price:
 High                    24 1/2      23 1/8      21 1/8     29 7/16
 Low                   19 15/16      18 3/8     19 9/16          20


                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Board of Directors and Stockholders of IBP, inc.

	In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the consolidated financial position of IBP, inc. and subsidiaries at December 25, 1999 and December 26, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Omaha, Nebraska
February 7, 2000


            REPORT ON FINANCIAL STATEMENT INTEGRITY BY MANAGEMENT
            -----------------------------------------------------
To our Stockholders:

	IBP's consolidated financial statements have been prepared by management and we are responsible for their integrity and objectivity. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. We believe these statements present fairly the company's financial position and results of operations.

	Our independent auditors, PricewaterhouseCoopers LLP, have audited these consolidated financial statements. Their audit was conducted using auditing standards generally accepted in the United States, which included consideration of our internal controls in order to form an independent opinion on the financial statements. We have made available to PricewaterhouseCoopers LLP, all the company's financial records, as well as the minutes of all meetings of stockholders, directors and committees of directors.

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

	We are pleased to present this annual report and the accompanying consolidated financial statements for your review and consideration.

Most sincerely,





/s/ Robert L. Peterson                     /s/ Larry Shipley
--------------------------------           -----------------------------
Robert L. Peterson                         Larry Shipley
Chairman and Chief Executive Officer       Chief Financial Officer
IBP, inc.                                  IBP, inc.